     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 2000


                                                      REGISTRATION NO. 333-30348
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                           --------------------------

                      INTERNATIONAL RECTIFIER CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                 95-1528961
 (State or other jurisdiction    (I.R.S. Employer
              of                Identification No.)
incorporation or organization)

                               233 KANSAS STREET
                              EL SEGUNDO, CA 90245
                                 (310) 726-8000
         (Address, including zip code, and telephone number, including area code, of Registrant's Principal Executive Offices)

                            L. MICHAEL RUSSELL, ESQ.
            EXECUTIVE VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                      INTERNATIONAL RECTIFIER CORPORATION
                               233 KANSAS STREET
                              EL SEGUNDO, CA 90245
                                 (310) 726-8000
          (Name and address, including zip code, and telephone number, including area code, of Agent for Service)
                           --------------------------

                                   COPIES TO:

         KENDALL R. BISHOP, ESQ.                           BRYANT B. EDWARDS, ESQ.
          O'Melveny & Myers LLP                                Latham & Watkins
         1999 Avenue of the Stars                           633 West Fifth Street
                Suite 700                                        Suite 4000
      Los Angeles, California 90067                     Los Angeles, California 90071
        Telephone: (310) 246-6780                         Telephone: (213) 485-1234
        Facsimile: (310) 246-6779                         Facsimile: (213) 891-8763

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE.
                           --------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box, and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, under the Securities Act please check the following box. / /
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED MARCH 7, 2000

 The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

P_R_O_S_P_E_C_T_U_S
                                     [LOGO]

                                8,000,000 SHARES

                      INTERNATIONAL RECTIFIER CORPORATION

                                  COMMON STOCK
                                 $    PER SHARE
                                   ---------

    We are selling 7,600,000 shares of our common stock, and the selling stockholder named in this prospectus is selling 400,000 shares. We will not receive any proceeds from the sale of shares by the selling stockholder. The underwriters named in this prospectus may purchase up to an additional 1,200,000 shares of common stock from us under certain circumstances.

    Our common stock is listed on The New York Stock Exchange and the Pacific Exchange under the symbol "IRF". The last reported sale price of our common stock on The New York Stock Exchange on February 17, 2000 was $38 1/16 per share.

                                 --------------

    INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 --------------

                                                              PER SHARE    TOTAL
                                                              ---------   --------
Public Offering Price                                          $          $
Underwriting Discount                                          $          $
Proceeds to International Rectifier Corporation (before
  expenses)                                                    $          $
Proceeds to the Selling Stockholder (before expenses)          $          $

    The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about
            , 2000.

                                 --------------

SALOMON SMITH BARNEY                                           J.P. MORGAN & CO.

                         BANC OF AMERICA SECURITIES LLC

                                                              GRUNTAL & CO., LLC

            , 2000

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Prospectus Summary..........................................      3

Risk Factors................................................      8

Special Note Regarding Forward Looking Statements...........     13

Use of Proceeds.............................................     14

Price Range of Common Stock.................................     14

Dividend Policy.............................................     14

Capitalization..............................................     15

Selected Consolidated Financial Data........................     16

Management's Discussion and Analysis of Financial Condition
  And Results of Operations.................................     18

Business....................................................     29

Management..................................................     39

Principal and Selling Stockholders..........................     41

Description of Capital Stock................................     42

Underwriting................................................     44

Certain United States Federal Tax Consequences to Non-U.S.
  Holders of Common Stock...................................     45

Legal Matters...............................................     47

Experts.....................................................     48

Where You Can Find Additional Information...................     48

Index to Consolidated Financial Statements..................    F-1


    All trademarks and tradenames appearing in this prospectus are owned by their respective holders.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK BEING SOLD IN THIS OFFERING, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, INCLUDED ELSEWHERE IN THIS PROSPECTUS AND INCORPORATED BY REFERENCE.

                      INTERNATIONAL RECTIFIER CORPORATION

    We are a leading designer, manufacturer and marketer of power semiconductors and the leading worldwide supplier of a type of power semiconductor called a MOSFET, a metal oxide semiconductor field effect transistor. Power semiconductors perform a power management function by converting electricity into a form more usable by electrical products. The technology advancements of power semiconductors increase system efficiency, allow more compact end products, improve features and functionality and extend battery life. Our products are used in a range of end markets, including communications, consumer electronics, information technology, automotive, industrial and government/space.

    We use our proprietary technology, comprehensive knowledge of power management, and low cost manufacturing platforms to offer what we believe is one of the industry's most advanced and competitive lines of power semiconductors. Our products are broadly divided among three product categories:

    - POWER INTEGRATED CIRCUITS AND ADVANCED CIRCUIT DEVICES. A Power Integrated Circuit, or Power IC, is a semiconductor that integrates logic and power management functions on the same chip to optimize system performance. Advanced Circuit Devices are chipsets, multichip modules and advanced performance discrete devices that address power management requirements in more demanding applications. Our Power ICs and Advanced Circuit Devices allow manufacturers to reduce the size, extend the battery life and enhance the functionality of electronic devices. These products provide application specific power management solutions for wireless and wireline communication devices, Internet infrastructure equipment and appliances, video game stations, portable electronics, including personal digital assistants and notebook computers, as well as automotive systems and motor control devices.

    - POWER SYSTEMS. Power Systems combine power semiconductors with other power management components in modules that improve power efficiency, provide a cost-effective alternative to custom analog designs and enable customers to introduce new products more quickly. We are focusing on Power Systems for automotive electronics, including electric power steering and integrated starter/alternator motors, as well as motor control applications, including refrigeration and air conditioning.

    - POWER COMPONENTS. Power Components are discrete devices used in general power management applications. These include power MOSFETs, insulated gate bipolar transistors, referred to as IGBTs, rectifiers, diodes and thyristors. Power MOSFETs and IGBTs rapidly and efficiently switch electricity on and off in order to supply power in a form that can be formatted to the specific requirements of a circuit. Our power components are used in virtually all of our end markets.

INDUSTRY OVERVIEW

    Power semiconductors provide a source of reliable power for a wide range of electrical and electronic systems and equipment. The more sophisticated the end product, the greater its need for specially-formatted, finely-regulated power. The adoption of power semiconductor technology is rising with the increasing complexity of electronic products and the rapid proliferation of electronic features in communications, consumer electronics, information technology, automotive and industrial products.

Within the power semiconductor market, MOSFETs and IGBTs are critical to power management. Based on statistics published by the Semiconductor Industry Association, industry-wide revenues from sales of power MOSFETs and IGBTs were $3.13 billion in calendar 1999.

    Demand for power semiconductors is being driven by the following:

    - the growth of communications and Internet infrastructure;

    - the increase in demand for portable electronics;

    - the increasing applications in automotive electronics and motor controls; and

    - the recovery and expansion of Asian Pacific economies.

STRATEGY

    We concentrate our resources on opportunities to add value and leverage our competitive advantages through the following strategic initiatives:

    FOCUS ON ADDING VALUE IN HIGH GROWTH MARKETS. We are leveraging our leadership position in power semiconductors to offer proprietary products that have higher average selling prices and gross margins in targeted applications. Unlike most of our competitors, we focus all of our efforts in power semiconductors. We believe this focus has resulted in our developing the most advanced products for these markets. For example, our Power ICs are used in power management for Intel's Pentium-Registered Trademark- III, AMD's Athlon-Registered Trademark-, Motorola's cellular phones, and next generation video game stations. In Power Systems, we are working with major automotive suppliers in designing advanced systems to replace traditional hydraulic and belt-driven applications with more cost-effective electronic systems that improve performance and fuel efficiency. We are also targeting a wide range of applications that have not historically utilized Power Systems, including refrigerators, washing machines, air conditioners and other appliances.

    EXTEND LEADERSHIP IN POWER COMPONENTS. The research firm Dataquest ranks us as the world's leader in sales of MOSFETs. We pioneered the fundamental technology that set the industry standard for power MOSFETs and estimate that approximately 70% of the world's power MOSFETs are produced by us or use our patented technology. Over the last two years, we have invested aggressively to advance trench and planar process technologies. These investments have produced what we believe are the most efficient power MOSFET components in the marketplace. Our leadership position in Power Components provides us with a platform for continued expansion in value-added growth markets.

    CAPITALIZE ON LEADING CUSTOMER RELATIONSHIPS. As a result of our leadership and strength in power semiconductors, industry leaders look to us for products and programs that address their most challenging power management needs. These relationships put us at the forefront of developing products for new trends in the marketplace. We offer high quality customer service with comprehensive sales and engineering support, including Internet service applications, electronic order entry and just-in-time delivery. Our leading customers include Alcatel, American Power Conversion, Compaq, Delphi, IBM, Lockheed-Martin, Lucent, Maxtor, Mitsubishi, Motorola, Nortel Networks, Philips and Sony. In addition, our rate of design wins has accelerated into the applications of these customers as well as AMD, Bosch, Cisco Systems, Dell, Intel, Qualcomm and Groupe Schneider.

    LEVERAGE OUR LEADING TECHNOLOGY POSITION. Our leading technology enables us to set performance and architecture standards for power electronics in targeted applications. Our research and development program focuses on Power ICs, Advanced Circuit Devices and Power Systems and the advancement and diversification of our HEXFET-Registered Trademark- power MOSFET and IGBT product lines. Over the past three years, we have spent approximately
$115 million on research and development. In the first quarter of fiscal 1998, we opened a new research and development facility that provides submicron process capability and capacity for rapid development. Our long-term investment in research and development has resulted in a broad patent portfolio, consisting of 313 issued patents and 430 patents pending. In fiscal 1999, licenses under our patents generated approximately $26.5 million in royalties. We believe our technology leadership and product innovation will continue to be a source of growth in the fastest growing segments of the power semiconductor industry.

    CAPITALIZE ON LOW COST MANUFACTURING. Unlike many of our competitors, we fabricate most of our chips in facilities designed to address the specific requirements of power semiconductors. We believe that our wafer fabrication costs are among the lowest in the industry. We have production facilities in California, England, Italy, Mexico, Wales, India and China. We also use third-party foundries and assemblers to supplement our internal manufacturing.

ORGANIZATION

    We were founded in 1947 as a California corporation and reincorporated in Delaware in 1979. Our principal executive offices are located at 233 Kansas Street, El Segundo, California 90245 and our telephone number is (310)726-8000.

                              RECENT DEVELOPMENTS


    On January 28, 2000, we announced an agreement with Zing
Technologies, Inc., to acquire all the outstanding shares of Zing through a tender offer and merger for an aggregate net cash purchase price of approximately $28.5 million. Zing's wholly owned subsidiary and sole operating business, Omnirel LLC, manufactures and sells high reliability power semiconductor systems, including multi-chip power semiconductors, integrated power modules and packaged semiconductor components for the military, and for industrial and high-end commercial markets. Omnirel's products, customers, technology and manufacturing capabilities provide a strategic complement to our own Power Systems business. Net sales for the Omnirel operating unit of Zing for the fiscal year ended June 30, 1999 were approximately $25 million. The tender offer for the outstanding shares of Zing expired, as scheduled, on March 6, 2000, with approximately 96% of the outstanding shares of Zing having been tendered. We intend to complete the acquisition by merger between our acquisition subsidiary and Zing.


                                  THE OFFERING

    The following information assumes that the underwriters do not exercise the option that we have granted to them to purchase additional shares in the offering and is based on the shares outstanding as of February 10, 2000. It excludes, as of February 10, 2000, 6,904,723 shares of common stock subject to outstanding options with a weighted average exercise price of $15.74 per share and 4,835,091 shares of common stock available for future grants under our stock option plans.


Common stock offered by us..................................  7,600,000 shares

Common stock offered by the selling stockholder.............  400,000 shares

Common stock to be outstanding after the offering...........  59,858,667 shares

Use of proceeds.............................................  To repay debt and for general corporate purposes, including
                                                              possible acquisitions. See "Use of
                                                              Proceeds."

New York Stock Exchange Symbol..............................  IRF

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The information under "As Adjusted" in the balance sheet data below reflects the receipt and application of the net proceeds from the sale of 7,600,000 shares of common stock by us in this offering as described under "Use of Proceeds," at an assumed public offering price of $38 1/16 per share.

                                                                                                     SIX MONTHS ENDED
                                                          FISCAL YEARS ENDED JUNE 30,                  DECEMBER 31,
                                                     --------------------------------------      ------------------------
                                                       1997          1998           1999            1998           1999
                                                     --------      --------      ----------      ----------      --------
                                                                                                 (RESTATED)
STATEMENT OF OPERATIONS DATA
Revenues...........................................  $486,127      $551,891      $  545,371       $260,330       $323,337
                                                     --------      --------      ----------       --------       --------
Gross profit.......................................   163,060 (1)   176,164         151,992 (2)     72,363 (2)    106,421
Selling and administrative expense.................   105,954       104,661          98,193         48,605         53,740
Research and development expense...................    35,495        39,132          40,512         20,418         21,660
Impairment of assets, restructuring and severance
  charges..........................................    71,000 (1)        --          24,520 (2)(3)    12,000 (2)       --
                                                     --------      --------      ----------       --------       --------
  Operating profit (loss)..........................   (49,389)       32,371         (11,233)        (8,660)        31,021
Interest expense, net..............................    (4,015)       (7,288)        (11,120)        (5,356)        (7,320)
Other income (expense).............................       714          (494)         53,509 (4)     44,347 (4)        600
Provision (benefit) for income taxes...............    (9,484)        8,114          10,780         10,503          6,788
                                                     --------      --------      ----------       --------       --------
  Income (loss) before cumulative effect of change
    in accounting principle........................  $(43,206)     $ 16,475      $   20,376       $ 19,828       $ 17,513
                                                     ========      ========      ==========       ========       ========
  Net income (loss)................................  $(43,206)     $ 16,475      $   (5,778)(5)   $ (6,326)(5)   $ 17,513
                                                     ========      ========      ==========       ========       ========
Net income (loss) per common share:
  Basic:
    Income (loss) before cumulative effect of
      change in accounting principle...............  $  (0.84)     $   0.32      $     0.39       $   0.38       $   0.34
    Net income (loss)..............................     (0.84)         0.32           (0.11)         (0.12)          0.34
  Diluted:
    Income (loss) before cumulative effect of
      accounting change............................  $  (0.84)     $   0.32      $     0.39       $   0.38       $   0.33
    Net income (loss)..............................     (0.84)         0.32           (0.11)         (0.12)          0.33
Weighted average common shares outstanding:
  Basic............................................    51,307        51,248          51,612         51,523         51,974
  Diluted..........................................    51,307        51,674          51,788         51,605         53,594

SUPPLEMENTAL DATA
Depreciation and amortization......................  $ 37,103      $ 38,937      $   46,162       $ 23,285       $ 26,316
Capital expenditures...............................  $ 99,762      $ 90,280      $   71,577       $ 38,468       $ 23,290
Total units sold...................................   680,011       941,072       1,210,572        549,103        816,689

                                                               DECEMBER 31, 1999
                                                              -------------------
                                                                            AS
                                                               ACTUAL    ADJUSTED
                                                              --------   --------
BALANCE SHEET DATA
Cash and cash equivalents...................................  $ 30,028   $152,450
Total assets................................................   718,889    841,311
Total debt, including current portion.......................   174,060     22,060
Stockholders' equity........................................   417,686    692,108

------------------------------

(1) In fiscal 1997, we initiated a program to decrease costs through increased yields, lower material costs and lower assembly and operating expenses. This resulted in a $75.0 million special charge that included $61.0 million related to asset write-downs, $10.0 million in severance costs and a $4.0 million inventory write-down that reduced gross profit.

(2) In the quarter ended December 31, 1998, we decided to relocate assembly lines from our facility in England to our facility in Mexico and to streamline worldwide sales and administration through reductions in personnel. These plans resulted in a

    $14.5 million special charge consisting of $5.9 million in severance costs, $6.1 million for the write-down of related assets and a $2.5 million inventory write-down that reduced gross profit.

(3) In addition to the assembly line relocation charge as noted above in (2), we recorded a charge of $12.5 million in the second half of fiscal 1999 relating to additional severance charges for affected employees in sales, customer service and administration.

(4) In fiscal 1999, other income (expense) included a $43.5 million pretax benefit associated with the settlement of patent litigation recorded in the second quarter of fiscal 1999 and other settlements of patent litigation in the second half of fiscal 1999.

(5) We elected early adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires the expense of all start-up and preoperating costs as they are incurred. The cumulative effect of this change in accounting principle, net of tax benefit of $5.4 million, was $26.2 million, which was recorded in the first quarter of fiscal 1999.

                                  RISK FACTORS

    BEFORE YOU INVEST IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION INCLUDED IN THIS PROSPECTUS AND THE INFORMATION INCORPORATED IN THIS PROSPECTUS BY REFERENCE, BEFORE YOU DECIDE TO INVEST IN OUR COMMON STOCK.

DOWNTURNS IN THE HIGHLY CYCLICAL SEMICONDUCTOR INDUSTRY OR CHANGES IN END MARKET DEMAND COULD AFFECT OUR OPERATING RESULTS AND THE VALUE OF OUR BUSINESS.

    The semiconductor industry is highly cyclical and the value of our business may decline during the "down" portion of these cycles. During recent years, we, as well as many others in our industry, experienced significant declines in the pricing of our products. The pricing pressure in the semiconductor industry in recent years was primarily due to the Asian currency crisis, industry-wide excess manufacturing capacity and weak economic growth outside the United States. Although markets for semiconductors have improved, we cannot assure you that they will continue to improve or that our markets will not experience renewed, possibly more severe and prolonged, downturns in the future. In addition, we may experience significant changes in our profitability as a result of variations in sales, changes in product mix, price competition for orders and the costs associated with the introduction of new products. The markets for our products depend on continued demand in the communications, consumer electronics, information technology, automotive, industrial and government/space markets, and these end markets may experience changes in demand that could adversely affect our operating results and financial condition.

THE SEMICONDUCTOR BUSINESS IS HIGHLY COMPETITIVE AND INCREASED COMPETITION COULD REDUCE THE VALUE OF AN INVESTMENT IN OUR COMPANY.

    The semiconductor industry, including the segment in which we do business, is highly competitive. Competition is based on price, product performance, product availability, quality, reliability and customer service. In addition, even in strong markets, price pressures may emerge as competitors attempt to gain a greater market share by lowering prices. We compete in various markets with companies of various sizes, many of which are larger and have greater financial and other resources than we have, and thus may be better able to pursue acquisition candidates and to withstand adverse economic or market conditions. In addition, companies not currently in direct competition with us may introduce competing products in the future.

NEW TECHNOLOGIES COULD RESULT IN THE DEVELOPMENT OF NEW PRODUCTS AND A DECREASE IN DEMAND FOR OUR PRODUCTS, AND WE MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS TO SATISFY CHANGES IN DEMAND.

    Our failure to develop new technologies or react to changes in existing technologies could materially delay our development of new products, which could result in decreased revenues and a loss of market share to our competitors. Rapidly changing technologies and industry standards, along with frequent new product introductions, characterize the semiconductor industry. Hence, we must devote significant resources to research and development. Our financial performance depends on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost-effective basis. We cannot assure you that we will successfully identify new product opportunities and develop and bring new products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render our products or technologies obsolete or noncompetitive. A fundamental shift in technologies in our product markets could have a material adverse effect on our competitive position within the industry. In addition, to remain competitive, we must continue to reduce die sizes and improve manufacturing yields. We cannot assure you that we can accomplish these goals.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO MATERIAL RISKS.

    In the six months ended December 31, 1999, our product sales by region were 36% in North America, 40% in Asia and 24% in Europe. We expect revenues from foreign markets to continue to represent a significant portion of total revenues. We maintain or contract with significant operations in the Philippines, United Kingdom, Italy, Malaysia, China, Mexico, South Korea, India and Taiwan. Among others, the following risks are inherent in doing business internationally:

    - changes in, or impositions of, legislative or regulatory requirements, including tax laws in the United States and in the countries in which we manufacture or sell our products;

    - trade restrictions;

    - transportation delays;

    - work stoppages;

    - economic and political instability; and

    - foreign currency fluctuations.

In addition, the laws of certain foreign countries may not protect our products or intellectual property rights to the same extent as do U.S. laws. Therefore, the risk of piracy of our technology and products may be greater in these foreign countries. Although we have not experienced any material adverse effect on our operating results as a result of these and other factors, we cannot assure you that such factors will not have a material adverse effect on our financial condition and operating results in the future.

DELAYS IN BEGINNING PRODUCTION AT NEW FACILITIES, IMPLEMENTING NEW PRODUCTION TECHNIQUES OR IN RESOLVING PROBLEMS ASSOCIATED WITH TECHNICAL EQUIPMENT MALFUNCTIONS COULD ADVERSELY AFFECT OUR MANUFACTURING EFFICIENCIES.

    Our manufacturing efficiency will be an important factor in our future profitability, and we cannot assure you that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. Our manufacturing processes are highly complex, require advanced and costly equipment and are continuously being modified in an effort to improve yields and product performance. Impurities, defects or other difficulties in the manufacturing process can lower yields.

    In addition, as is common in the semiconductor industry, we have from time to time experienced difficulty in beginning production at new facilities or in effecting transitions to new manufacturing processes. As a consequence, we have experienced delays in product deliveries and reduced yields. We may experience manufacturing problems in achieving acceptable yields or experience product delivery delays in the future as a result of, among other things, capacity constraints, construction delays, upgrading or expanding existing facilities or changing our process technologies, any of which could result in a loss of future revenues. Our operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if revenues do not increase proportionately.

INTERRUPTIONS, DELAYS OR COST INCREASES AFFECTING OUR MATERIALS, PARTS OR EQUIPMENT MAY IMPAIR OUR COMPETITIVE POSITION.

    Our manufacturing operations depend upon obtaining adequate supplies of materials, parts and equipment, including silicon, mold compounds and leadframes, on a timely basis from third parties. Our results of operations could be adversely affected if we were unable to obtain adequate supplies of materials, parts and equipment in a timely manner or if the costs of materials, parts or equipment increase significantly. From time to time, suppliers may extend lead times, limit supplies or increase prices due to capacity constraints or other factors. Although we generally use materials, parts and equipment available from multiple suppliers, we have a limited number of suppliers for some materials, parts and equipment. While we believe that alternate suppliers for these materials, parts and equipment are available, an interruption could materially impair our operations.

    Also, some of our products are assembled and tested by third party subcontractors. We do not have any long-term assembly agreements with these subcontractors. As a result, we do not have immediate control over our product delivery schedules or product quality. Due to the amount of time typically required to qualify assemblers and testers, we could experience delays in the shipment of our products if we are forced to find alternative third parties to assemble or test them. Any product delivery delays in the future could have a material adverse effect on our operating results and financial condition. Our operations and ability to satisfy customer obligations could be adversely affected if our relationships with these subcontractors were disrupted or terminated.

OUR INTELLECTUAL PROPERTY IS ONE OF OUR PRINCIPAL ASSETS. PROTECTING THIS ASSET MAY BE COSTLY AND UNCERTAIN.

    We rely heavily on our patents and proprietary technologies. Patent litigation settlements and royalty income substantially contribute to our financial results. Enforcement of our intellectual property rights is costly, risky and time-consuming. We cannot assure you that we can successfully continue to protect our intellectual property rights, especially in foreign markets.

    Our royalty income is largely dependent on the following factors:

    - the remaining terms of our MOSFET patents;

    - the defensibility and enforceability of our patents;

    - the introduction and acceptance of power MOSFETs and IGBTs that are not covered by our patents;

    - changes in our licensees' unit sales, prices or die sizes; and

    - the terms, if any, upon which expiring license agreements are renegotiated.

    Our key MOSFET patents expire between 2000 and 2010, with four such patents expiring in 2000, although our broadest patents expire in 2007 and 2008. The U.S. Patent and Trademark Office is currently reexamining two of our broadest MOSFET patents that expire in 2008. Recently, the U.S. Patent and Trademark Office issued a decision upholding the patentability of all the claims of one of those patents and we are awaiting certification from that office. However, we cannot assure you that the validity of either of the two patents presently undergoing reexamination, or others that may be subject to future reexamination, will be upheld by the U.S. Patent and Trademark Office.

    We do not believe that the above reexamination or expiration of our MOSFET patents in 2000 should result in a material decrease in our licensing revenues. However, any decrease in our royalty income generally could have a material adverse effect on our operating results and financial condition.

OUR FAILURE TO OBTAIN OR MAINTAIN THE RIGHT TO USE CERTAIN TECHNOLOGIES MAY NEGATIVELY AFFECT OUR FINANCIAL RESULTS.

    Our future success and competitive position may depend in part upon our ability to obtain or maintain certain proprietary technologies used in our principal products, which is achieved in part by defending claims by our competitors of intellectual property infringement. We license certain patents owned by others. We have also been notified that certain of our products may infringe the patents of third parties. Although licenses are generally offered in such situations, we cannot eliminate the risk of litigation alleging patent infringement. While we are not currently engaged as a defendant in intellectual property litigation that we believe will have a material adverse effect, we could become subject to lawsuits in which it is alleged that we have infringed upon the intellectual property rights of others.

    Our involvement in existing and future intellectual property litigation could result in significant expense to us, adversely affect sales of the challenged product or technologies and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. If any such infringements exist, arise or are claimed in the future, we may be exposed to substantial liability for damages and may need to obtain licenses from the patent owners, discontinue or change our processes or products or expend significant resources to develop or acquire non-infringing technologies. We cannot assure you that we would be successful in such efforts or that such licenses would be available under reasonable terms. Our failure to develop or acquire non-infringing technologies or to obtain licenses on acceptable terms or the occurrence of related litigation itself could have a material adverse effect on our operating results and financial condition.

WE MUST COMMIT RESOURCES TO PRODUCT PRODUCTION PRIOR TO RECEIPT OF PURCHASE COMMITMENTS AND COULD LOSE SOME OR ALL OF THE ASSOCIATED INVESTMENT.

    We sell products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled without penalty. As a result, we must commit resources to the production of products without any advance purchase commitments from customers. Our inability to sell products after we devote significant resources to them could have a material adverse effect on our business, financial condition and results of operations.

WE RECEIVE A SIGNIFICANT PORTION OF OUR REVENUES FROM A SMALL NUMBER OF CUSTOMERS AND DISTRIBUTORS.

    Historically, a significant portion of our revenues has come from a small number of customers and distributors. For fiscal 1999 and the six months ended December 31, 1999, our top five customers or distributors accounted for, in the aggregate, approximately 27% and 27%, respectively, of our total revenues. The loss or financial failure of any significant customer or distributor, any reduction in orders by any of our significant customers or distributors, or the cancellation of a significant order, could materially and adversely affect our business.

WE MAY FAIL TO ATTRACT OR RETAIN THE QUALIFIED TECHNICAL, SALES, MARKETING AND MANAGERIAL PERSONNEL REQUIRED TO OPERATE OUR BUSINESS SUCCESSFULLY.

    Our future success depends, in part, upon our ability to attract and retain highly qualified technical, sales, marketing and managerial personnel. Personnel with the necessary semiconductor expertise are scarce and competition for personnel with these skills is intense. We cannot assure you that we will be able to retain existing key technical, sales, marketing and managerial employees or that we will be successful in attracting, assimilating or retaining other highly qualified technical, sales, marketing and managerial personnel in the future. If we are unable to retain existing key employees or are unsuccessful in attracting new highly qualified employees, our business, financial condition and results of operations could be materially and adversely affected.

WE ARE ACQUIRING AND MAY CONTINUE TO ACQUIRE OTHER COMPANIES AND MAY BE UNABLE SUCCESSFULLY TO INTEGRATE SUCH COMPANIES WITH OUR OPERATIONS.

    We recently announced our intention to acquire Zing Technologies, Inc. and we may continue to expand and diversify our operations with additional acquisitions. If we are unsuccessful in integrating these companies with our operations, or if integration is more difficult than anticipated, we may experience disruptions that could have a material adverse effect on our business, financial condition and results of operations. Some of the risks that may affect our ability to integrate or realize any anticipated benefits from companies we acquire include those associated with:

    - unexpected losses of key employees or customers of the acquired company;

    - conforming the acquired company's standards, processes, procedures and controls with our operations;

    - coordinating our new product and process development;

    - hiring additional management and other critical personnel; and

    - increasing the scope, geographic diversity and complexity of our operations.

OUR PRODUCTS MAY BE FOUND TO BE DEFECTIVE, PRODUCT LIABILITY CLAIMS MAY BE ASSERTED AGAINST US AND WE MAY NOT HAVE SUFFICIENT LIABILITY INSURANCE.

    One or more of our products may be found to be defective after we have already shipped the products in volume, requiring a product replacement or recall. We may also be subject to product returns that could impose substantial costs and have a material and adverse effect on our business, financial condition and results of operations.

    Product liability claims may be asserted with respect to our products. Although we currently have product liability insurance, we cannot assure you that we have obtained sufficient insurance coverage or that we will have sufficient resources to satisfy any product liability claims.

AN ADVERSE RULING OR DECISION IN A PENDING TRIAL COULD MATERIALLY IMPAIR OUR FINANCIAL POSITION.


    Our directors and some of our officers are defendants in three lawsuits in California that allege intentional and negligent misrepresentations and violations of the federal securities laws in connection with our public offering of common stock in April 1991 and the redemption in June 1991 of our 9% convertible subordinated debentures. The suits also allege that our projections for growth in fiscal 1992 were materially misleading. Although some of the claims have been dismissed and we believe that the remaining allegations in these lawsuits are without merit, we cannot presently determine the final outcome of these lawsuits. A substantial judgment or settlement, if any, could have a material adverse effect on our operating results and financial condition. Trial of the remaining claims is scheduled for April 25, 2000.


LARGE POTENTIAL ENVIRONMENTAL LIABILITIES, INCLUDING THOSE RELATING TO A FORMER OPERATING SUBSIDIARY, MAY ADVERSELY IMPACT OUR FINANCIAL POSITION.

    Federal, state and local laws and regulations impose various restrictions and controls on the discharge of materials, chemicals and gases used in our semiconductor manufacturing processes. In addition, under some laws and regulations, we could be held financially responsible for remedial measures if our properties are contaminated or if we send waste to a landfill or recycling facility that becomes contaminated, even if we did not cause the contamination. Also, we may be subject to common law claims if we release substances that damage or harm third parties. Further, we cannot assure you that changes in environmental laws or regulations will not require additional investments in capital equipment or the implementation of additional compliance programs in the future. Any failure to comply with environmental laws or regulations could subject us to serious liabilities and could have a material adverse effect on our operating results and financial condition.

    We and Rachelle Laboratories, Inc., a former operating subsidiary that discontinued operations in 1986, were each named a potentially responsible party in connection with the investigation by the U.S. Environmental Protection Agency of the disposal of allegedly hazardous substances at a major superfund site in Monterey Park, California, known as the OII Site. Although we have settled all outstanding claims that have arisen out of this site, no claims against Rachelle have been settled.

    We received a letter dated July 25, 1995 from the U.S. Department of Justice, directed to Rachelle, offering to settle claims against Rachelle relating to the first elements of clean-up work at the OII Site for $4,953,148. The offer stated that the settlement would not cover the cost of any additional remedial actions required to finish the clean-up. This settlement offer expired by its terms on September 1, 1995. On August 7, 1995, we received a Supplemental Information Request from the EPA directed to Rachelle, to which counsel for Rachelle responded with information regarding waste shipped to the site. Counsel for Rachelle received a letter from the EPA dated September 30, 1997, requesting that Rachelle participate in the final remedial actions at the site, and counsel replied on October 21, 1997. We have taken the position that none of the wastes generated by Rachelle were hazardous. Neither we nor Rachelle have received any further communications from the EPA in connection with this site.

    We cannot presently determine with accuracy the amount of the potential demand to Rachelle for the cost of the final remedy. Based upon information received to date, we believe that any demand for the cost of the final remedy, if made, would not likely be material to our financial condition although it could affect our results of operations and cash flows. Any demands related to the cost of the final remedy would be in addition to the amount demanded for earlier phases of the OII Site clean-up. Our insurer has not yet accepted liability although it has made payments for defense costs we have incurred in connection with the lawsuit.

SOME OF OUR FACILITIES ARE LOCATED NEAR MAJOR EARTHQUAKE FAULT LINES.

    Our corporate headquarters, our major manufacturing facility, our research facility and certain other critical business operations are located near major earthquake fault lines. We could be materially and adversely affected in the event of a major earthquake. Although we maintain earthquake insurance, we can give you no assurance that we have obtained or will maintain sufficient insurance coverage.

DELAWARE LAW AND OUR CHARTER DOCUMENTS CONTAIN PROVISIONS THAT COULD DISCOURAGE OR PREVENT A POTENTIAL TAKEOVER OF OUR COMPANY THAT MIGHT OTHERWISE RESULT IN OUR STOCKHOLDERS RECEIVING A PREMIUM OVER THE MARKET PRICE OF THEIR SHARES.

    Provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions include:

    - Section 203 of the Delaware General Corporation Law, which prohibits a merger with a 15%-or-greater stockholder, such as a party that has completed a successful tender offer, until three years after that party became a 15%-or-greater stockholder;

    - our board of directors is divided into three classes with staggered three year terms for each class, which could make it more difficult to gain control of our board of directors;

    - the authorization in the certificate of incorporation of undesignated preferred stock, which could be issued without stockholder approval in a manner designed to prevent or discourage a takeover; and

    - provisions in our bylaws eliminating stockholders' rights to call a special meeting of stockholders, which could make it more difficult for stockholders to wage a proxy contest for control of our board or to vote to repeal any of the anti-takeover provisions contained in our certificate of incorporation and bylaws.

               SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS


    Some of the statements in this prospectus or incorporated by reference are forward-looking, including, without limitation, the statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify these statements by the use of words like "may," "will," "could," "should," "project," "believe," "anticipate," "expect," "plan," "estimate," "forecast," "potential," "intend," "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including those discussed under "Risk Factors." These forward looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

    We will receive estimated net proceeds of approximately $274 million from the sale of shares of common stock in this offering, after deducting underwriting discounts and estimated offering expenses, and assuming a public offering price of $38 1/16 per share. We expect to use the net proceeds of this offering to:

    - repay all of the indebtedness outstanding under our secured credit agreement (approximately $152 million); and

    - provide funds for general corporate purposes, including capital expenditures and possible acquisitions.

    Indebtedness under our secured credit agreement accrues interest at variable rates and must be repaid in full in 2004 and 2005. At December 31, 1999, the weighted average interest rate on secured credit agreement borrowings was 9.5%. We intend to terminate the secured credit agreement after this offering.

    Pending use of the net proceeds as described above, we will invest the net proceeds in investment grade, marketable securities.

                          PRICE RANGE OF COMMON STOCK

    Our common stock is traded on The New York Stock Exchange and the Pacific Exchange under the symbol "IRF". The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the exchanges.

                                                                 HIGH               LOW
                                                              -----------       -----------
FISCAL YEAR 1998
First Quarter...............................................  $        23 3/4   $        18
Second Quarter..............................................           23 3/8            11 9/16
Third Quarter...............................................           14 9/16           10 9/16
Fourth Quarter..............................................           12 1/2             8 3/16
FISCAL YEAR 1999
First Quarter...............................................            8 9/16            4 1/4
Second Quarter..............................................           10 13/16           4 1/4
Third Quarter...............................................           11 7/8             6 3/8
Fourth Quarter..............................................           13 1/2             7 3/16
FISCAL YEAR 2000
First Quarter...............................................           17 7/16           12 1/4
Second Quarter..............................................           26                15 3/4
Third Quarter (through February 17, 2000)...................           39 7/8            23 3/4

    On February 17, 2000, the last reported sale price of our common stock on The New York Stock Exchange was $38 1/16 per share. As of December 31, 1999, there were approximately 1,639 stockholders of record of our common stock.

                                DIVIDEND POLICY

    We have not recently declared or paid any dividends. We do not intend to pay cash dividends in the foreseeable future as all funds will be used to expand operations. Furthermore, our current credit agreement prohibits us from paying any cash dividends.

                                 CAPITALIZATION

    The following table sets forth our unaudited actual cash and cash equivalents and capitalization as of December 31, 1999, and as adjusted to give effect to our sale and issuance of 7,600,000 shares of common stock in this offering at an assumed public offering price of $38 1/16 per share and the application of the associated net proceeds. This table should be read in conjunction with "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and notes appearing elsewhere in this prospectus or incorporated by reference herein.

                                                               DECEMBER 31, 1999(1)
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Cash and cash equivalents...................................  $ 30,028     $152,450
                                                              ========     ========

Debt obligations, including current portion.................  $174,060     $ 22,060
                                                              --------     --------
Stockholders' equity:
  Common stock, par value $1.00 per share; authorized
    150,000,000; issued and outstanding 52,061,454 actual
    and 59,661,454 as adjusted..............................    52,061       59,661
  Preferred stock, par value $1.00 per share; authorized
    1,000,000; issued and outstanding none..................        --           --
  Capital contributed in excess of par value of shares......   260,326      527,148
  Retained earnings.........................................   110,381      110,381(2)
  Accumulated other compensation loss.......................    (5,082)      (5,082)
                                                              --------     --------
    Total stockholders' equity..............................   417,686      692,108
                                                              --------     --------
      Total capitalization..................................  $591,746     $714,168
                                                              ========     ========

------------------------

(1) The actual and as adjusted information set forth in the table excludes 6,510,783 shares of common stock issuable upon exercise of options outstanding as of December 31, 1999 at a weighted average exercise price of $14.36 per share, and 5,321,514 shares of common stock available for future grants under our stock option plans.

(2) We estimate that the termination of the credit agreement will result in an extraordinary charge of $3.8 million after taxes that will be reflected in the fiscal quarter in which the debt is repaid.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

    The selected consolidated financial data as of June 30, 1998 and 1999 and for our fiscal years ended June 30, 1997, 1998 and 1999 are derived from our audited consolidated financial statements and should be read in conjunction with the audited consolidated financial statements and notes appearing elsewhere in this prospectus and incorporated by reference herein. The selected consolidated financial data as of June 30, 1995, 1996 and 1997, and for the fiscal years ended June 30, 1995 and 1996 are derived from our audited consolidated financial statements which are not included in this prospectus. Information as of and for the six-month periods ended December 31, 1998 and 1999 are unaudited but reflect all material adjustments (consisting of normal recurring adjustments), which in our opinion are necessary to present the information in accordance with generally accepted accounting principles. The information for the six months ended December 31, 1999 is not necessarily predictive of our operating results for the entire year.

                                                                                                      SIX MONTHS ENDED
                                                   FISCAL YEARS ENDED JUNE 30,                          DECEMBER 31,
                                      -----------------------------------------------------       ------------------------
                                        1995       1996       1997        1998       1999            1998           1999
                                      --------   --------   --------    --------   --------       ----------      --------
                                                                                                  (RESTATED)
STATEMENT OF OPERATIONS DATA
Revenues............................  $429,026   $576,849   $486,127    $551,891   $545,371        $260,330       $323,337
Cost of sales.......................   278,202    351,046    323,067     375,727    393,379         187,967        216,916
                                      --------   --------   --------    --------   --------        --------       --------
Gross profit........................   150,824    225,803    163,060(1)  176,164    151,992(2)       72,363(2)     106,421
Selling and administrative
  expense...........................    82,328    102,129    105,954     104,661     98,193          48,605         53,740
Research and development expense....    20,108     26,967     35,495      39,132     40,512          20,418         21,660
Impairment of assets, restructuring
  and severance charges.............        --         --     71,000(1)       --     24,520(2)(3)    12,000(2)          --
                                      --------   --------   --------    --------   --------        --------       --------
  Operating profit (loss)...........    48,388     96,707    (49,389)     32,371    (11,233)         (8,660)        31,021
Interest expense, net...............      (377)      (394)    (4,015)     (7,288)   (11,120)         (5,356)        (7,320)
Other income (expense)..............      (544)      (383)       714        (494)    53,509(4)       44,347(4)         600
(Provision) benefit for income
  taxes.............................    (8,069)   (29,451)     9,484      (8,114)   (10,780)        (10,503)        (6,788)
                                      --------   --------   --------    --------   --------        --------       --------
  Income (loss) before cumulative
    effect of accounting change.....    39,398     66,479    (43,206)     16,475     20,376          19,828         17,513
Cumulative effect of change in
  accounting principle, net of
  income tax benefit of $5,431......        --         --         --          --    (26,154)(5)     (26,154)(5)         --
                                      --------   --------   --------    --------   --------        --------       --------
  Net income (loss).................  $ 39,398   $ 66,479   $(43,206)   $ 16,475   $ (5,778)       $ (6,326)      $ 17,513
                                      ========   ========   ========    ========   ========        ========       ========
Net income (loss) per common share:
  Basic:
    Income (loss) before cumulative
      effect of change in accounting
      principle.....................  $   0.85   $   1.31   $  (0.84)   $   0.32   $   0.39        $   0.38       $   0.34
                                      ========   ========   ========    ========   ========        ========       ========
    Net income (loss)...............  $   0.85   $   1.31   $  (0.84)   $   0.32   $  (0.11)       $  (0.12)      $   0.34
                                      ========   ========   ========    ========   ========        ========       ========
Diluted:
    Income (loss) before cumulative
      effect of accounting change...  $   0.84   $   1.29   $  (0.84)   $   0.32   $   0.39        $   0.38       $   0.33
                                      ========   ========   ========    ========   ========        ========       ========
    Net income (loss)...............  $   0.84   $   1.29   $  (0.84)   $   0.32   $  (0.11)       $  (0.12)      $   0.33
                                      ========   ========   ========    ========   ========        ========       ========
Average common shares outstanding:
    Basic...........................    46,535     50,577     51,307      51,248     51,612          51,523         51,974
    Diluted.........................    47,020     51,384     51,307      51,674     51,788          51,605         53,594

                                                   (FOOTNOTES ON FOLLOWING PAGE)

                                                                                                    SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED JUNE 30,                          DECEMBER 31,
                                --------------------------------------------------------------   ----------------------
                                   1995         1996         1997         1998         1999         1998         1999
                                ----------   ----------   ----------   ----------   ----------   -----------   --------
                                                                                                 (RESTATED)
SUPPLEMENTAL DATA
Depreciation and
  amortization................  $   23,444   $   30,144   $   37,103   $   38,937   $   46,162   $    23,285   $ 26,316
Capital expenditures..........  $  106,902   $  112,275   $   99,762   $   90,280   $   71,577   $    38,468   $ 23,290
Total units sold..............     551,209      728,567      680,011      941,072    1,210,572       548,102    816,689

                                                               JUNE 30,                             DECEMBER 31,
                                         ----------------------------------------------------   ---------------------
                                           1995       1996       1997       1998       1999        1998        1999
                                         --------   --------   --------   --------   --------   ----------   --------
                                                                                                (RESTATED)
BALANCE SHEET DATA(6)
Cash, cash equivalents and short-term
  investments..........................  $ 53,820   $ 53,760   $ 53,414   $ 45,526   $ 40,397    $ 26,858    $ 30,028
Net property, plant and equipment......   245,218    327,978    333,559    390,892    380,504     377,705     377,920
Total assets...........................   496,184    629,079    679,753    735,827    709,085     747,763     718,889
Total debt.............................    49,116     71,564    174,984    206,907    181,461     195,106     174,060
Stockholders' equity...................   345,181    421,213    381,715    399,650    396,274     422,670     417,686

--------------------------

(1) In fiscal 1997, we initiated a program to decrease costs through increased yields, lower material costs, and lower assembly and operating expenses. This resulted in a $75.0 million special charge that included $61.0 million related to asset write-downs, $10.0 million in severance costs, and a $4.0 million inventory write-down that reduced gross profit.

(2) In the quarter ended December 31, 1998, we decided to relocate assembly lines from our facility in England to our facility in Mexico and to streamline worldwide sales and administration through reductions in personnel. These plans resulted in a $14.5 million special charge consisting of $5.9 million in severance costs and $6.1 million for the write-down of related assets, and a $2.5 million inventory write-down that reduced gross profit.

(3) In addition to the assembly line relocation as noted above in (2), we recorded a charge of $12.5 million in the second half of fiscal 1999 relating to additional severance charges for affected employees in sales, customer service and administration.

(4) In fiscal 1999, other income (expense) included a $43.5 million pretax benefit associated with the settlement of patent litigation recorded in the second quarter of fiscal 1999 and other settlements of patent litigation in the second half of fiscal 1999.

(5) We elected early adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," which requires the expense of all start-up and preoperating costs as they are incurred. The cumulative effect of this change in accounting principle, net of tax benefit of $5.4 million, was $26.2 million, which was recorded in the first quarter of fiscal 1999.

(6) Certain reclassifications have been made to previously reported amounts to conform to current period presentation.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

    The following table sets forth items included in selected financial data as a percentage of revenues.

                                                                                                       SIX MONTHS
                                                                                                         ENDED
                                                        FISCAL YEARS ENDED JUNE 30,                   DECEMBER 31,
                                                    ------------------------------------         ----------------------
                                                      1997          1998          1999             1998          1999
                                                    --------      --------      --------         --------      --------
Revenues..........................................   100.0 %       100.0%        100.0 %          100.0 %       100.0%
Cost of sales.....................................    66.5          68.1          72.1             72.2          67.1
                                                     -----         -----         -----            -----         -----
Gross profit......................................    33.5(1)       31.9          27.9(2)          27.8(2)       32.9
Selling and administrative expense................    21.8          19.0          18.0             18.7          16.6
Research and development expense..................     7.3           7.1           7.4              7.8           6.7
Impairment of assets, restructuring and severance
  charges.........................................    14.6(1)         --           4.5(2)(3)        4.6(2)         --
                                                     -----         -----         -----            -----         -----
Operating profit (loss)...........................   (10.2)%         5.8%         (2.0)%           (3.3)%         9.6%
                                                     =====         =====         =====            =====         =====

------------------------------

(1) In fiscal 1997, we initiated a program to decrease costs through increased yields, lower material costs and lower assembly and operating expenses. This resulted in a $75.0 million special charge, which included $61.0 million related to asset write-downs, $10.0 million in severance costs and a $4.0 million inventory write-down that reduced gross profit.

(2) In the quarter ended December 31, 1998, we decided to relocate assembly lines from our facility in England to our facility in Mexico and to streamline worldwide sales and administration through reductions in personnel. These plans resulted in a $14.5 million special charge consisting of $5.9 million in severance costs and $6.1 million for the write-down of related assets, and a $2.5 million inventory write-down that reduced gross profit.

(3) In addition to the assembly line relocation as noted above in (2), we recorded a charge of $12.5 million in fiscal 1999 relating to additional severance charges for affected employees in sales, customer service and administration.

QUARTERLY RESULTS OF OPERATIONS

    The table below sets forth statement of operations data for each of the eight consecutive quarters through December 31, 1999. This information has been derived from our unaudited consolidated financial statements. The unaudited consolidated financial statements include all material adjustments (consisting of normal recurring adjustments), which in our opinion are necessary to present the information in accordance with generally accepted accounting principles. This information should be read in conjunction with our consolidated financial statements and notes appearing elsewhere in this prospectus and incorporated by reference.

                                                                      QUARTER ENDED
                                -----------------------------------------------------------------------------------------
                                MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                  1998        1998       1998        1998       1999        1999       1999        1999
                                ---------   --------   ---------   --------   ---------   --------   ---------   --------
Revenue.......................  $140,376    $133,782   $127,493    $132,837   $137,550    $147,491   $152,239    $171,098
Cost of sales.................    95,862      94,933     91,283      96,684     97,669     107,743    104,020     112,896
                                --------    --------   --------    --------   --------    --------   --------    --------
Gross profit..................    44,514      38,849     36,210      36,153     39,881      39,748     48,219      58,202
                                --------    --------   --------    --------   --------    --------   --------    --------
Gross profit percent..........      31.7%       29.0%      28.4%       27.2%      29.0%       26.9%      31.6%       34.0%
Selling and administrative
  expense.....................    26,774      25,551     24,207      24,398     24,575      25,013     26,656      27,084
Research and development
  expense.....................    10,796      10,827     10,021      10,397     10,147       9,947     10,596      11,064
Impairment of assets,
  restructuring, and severance
  charges.....................                                       12,000(1)    4,200(2)    8,320(3)
                                --------    --------   --------    --------   --------    --------   --------    --------
  Total operating costs.......    37,570      36,378     34,228      46,795     38,922      43,280     37,252      38,148
                                --------    --------   --------    --------   --------    --------   --------    --------
Operating profit..............  $  6,944    $  2,471   $  1,982    $(10,642)  $    959    $ (3,532)  $ 10,967    $ 20,054
                                ========    ========   ========    ========   ========    ========   ========    ========

------------------------------

(1) In the quarter ended December 31, 1998, we decided to relocate assembly lines from our facility in England to our facility in Mexico and to streamline worldwide sales and administration through education in personnel. These plans resulted in a $14.5 million special charge, which included a $12.0 million restructuring charge consisting of $5.9 million in severance costs and $6.1 million for the write-down of related assets, and a $2.5 million in inventory write-down that reduced gross profit.

(2) We recorded a charge of $4.2 million relating to severance charges for affected employees in sales, customer service and administration in third quarter of fiscal 1999.

(3) We recorded an additional charge of $8.3 million relating to severance charges for affected employees in sales, customer service and administration in the fourth quarter of fiscal 1999.

    SIX MONTHS ENDED DECEMBER 31, 1999 COMPARED WITH THE SIX MONTHS ENDED
     DECEMBER 31, 1998

    Our revenues for the six-month period ended December 31, 1999 increased 24.2% to $323.3 million from $260.3 million for the six month period ended December 31, 1998. The revenue increase reflected strong demand in portable and consumer electronics, computers and servers. Revenues in the six-month period ended December 31, 1999 included $15.1 million of net patent royalties, versus $11.1 million in the comparable prior-six-month period, reflecting a number of new license agreements and market growth.

    For the six months ended December 31, 1999, our product sales by region (based on the location of the customer) were approximately 36% from North America, 24% from Europe and 40% from Asia, which includes Japan and Asia Pacific, compared to 41%, 26% and 33%, respectively, for the six months ended December 31, 1998. Revenue in Asia Pacific grew 54% over the six months ended December 31, 1998, reflecting the continued move of American and European manufacturing activities to this region as well as strong demand in all sectors. The 26% growth of year-to-year revenue from Japan reflects strong demand for proprietary products and improved market conditions. Europe remains stable with continuing strength in the automotive and cellular phone industries. North America sales remained constant, despite the impact of certain customers moving assembly from the U.S. to Asia. Unit shipments increased 49% period to period.

    Gross profit for the six-month period ended December 31, 1999 increased to $106.4 million (32.9% of revenues) from $72.4 million (27.8% of revenues) for the six months ended December 31, 1998. The gross margin increase reflected a higher proportion of revenue from proprietary products, lower manufacturing costs as a result of continued manufacturing efficiencies and restructuring efforts, and firm pricing. During December 1998, we charged $2.5 million to the cost of goods sold due to the write-down of inventory as a result of the planned relocation of assembly lines from our facility in

England to our facility in Mexico. Excluding the inventory charge, gross profit for the six-month period ended December 31, 1998 was 28.8% of revenue. See "Impairment of Assets, Restructuring and Severance Charges" below.

    In the six-month period ended December 31, 1999, selling and administrative expense was $53.7 million (16.6% of revenues), versus $48.6 million (18.7% of revenues) in the comparable year-ago period. The reduction in the ratio of selling and administrative expense to revenues reflects the results of ongoing initiatives to increase the productivity of selling and administrative activities and the benefit of restructuring programs. We expect selling and administrative expense as a percentage of revenues to decrease with rising sales.

    In the six-month period ended December 31, 1999, our research and development expenditures increased to $21.7 million (6.7% of revenues), compared to $20.4 million (7.8% of revenues) in the comparable prior-year period. We anticipate an increased level of research and development expenditures to accelerate the development of new products.

    Other income was $0.6 million in the first half of fiscal 2000 versus other income of $44.3 million in the comparable prior-year period. During the second quarter of fiscal 1999, we recorded a $43.5 million pretax benefit related to the settlement of patent litigation. The income reported from these settlements was net of advanced and deferred royalty payments, patent defense costs, and the share of our royalty proceeds payable to Unitrode Corporation.

    Net interest expense increased $2.0 million in the six-month period ended December 31, 1999, compared to the respective prior-year period. This increase reflects higher interest rates and the terms of the new credit agreement that we entered into at the end of the fourth quarter of fiscal 1999.

    Our net realized and unrealized foreign currency gains and losses were less than $1.0 million in each six-month period.

    In fiscal 1999, we reported a non-cash, after-tax charge of $26.2 million associated with the early adoption of Statement of Position ("SOP") 98-5, a mandated change in accounting practices for certain start-up and preoperating costs. The cumulative effect of this accounting change was recorded retroactively to the first quarter of fiscal 1999 as a one-time charge. We had previously deferred and amortized such costs.

    FISCAL YEAR 1999 COMPARED WITH FISCAL YEAR 1998

    Fiscal 1999 was a 52-week year compared to a 53-week year in fiscal 1998. Revenues for fiscal 1999 were $545.4 million, slightly lower than fiscal 1998 revenue of $551.9 million. Net patent royalties contributed $26.5 million to revenue, compared to $17.2 million in the prior period. During fiscal 1999, our global pricing averaged an 8% decline on a same mix basis in fiscal 1999 versus 1998, compared to a 14% decline in fiscal 1998 versus 1997.


    In fiscal 1999, our product sales by region, based on the location of the customer, were approximately 42% from North America, 24% from Europe and 34% from Asia, which includes Japan and Asia Pacific, compared to 47%, 26% and 27%, respectively, in fiscal 1998. Year-to-year revenue in Japan decreased by 9.9% but increased in Asia Pacific by 35.4%, reflecting a partial economic recovery and our penetration into new market segments in the Asian market. Europe was down 10.1% year-to-year, with weakness in most market segments. Revenue in North America decreased 12.4% year-to-year, reflecting distributors' efforts to reduce their inventories and the shift of some U.S. based customers' assembly operations to locations in Asia.


    Unit shipments increased 28% year-to-year. The revenue comparison over the same period reflects price pressure and a shift to smaller, lower-priced products, particularly in Asian markets.

    Gross profit was $152.0 million (27.9% of revenues) in fiscal 1999, versus $176.2 million (31.9% of revenues) in fiscal 1998. The year-to-year gross profit comparison reflected intense industry-wide price declines, unfavorable fluctuations in product mix, and certain other expenses: a $2.5 million inventory write-down associated with the transfer of manufacturing lines as part of a restructuring program, and $2.7 million related to the adoption of Statement of Position 98-5, "Reporting on the Costs of Start-up Activities". Total cost of sales reflected the substantial increase in unit shipments to meet rising demand.

    In an effort to offset price pressure, we substantially reduced unit costs and achieved approximately $53.0 million in manufacturing cost reductions in fiscal 1999. Cost reduction measures included re-negotiation of prices paid for materials and subcontract manufacturing services and process changes that benefited manufacturing yields, as well as increased utilization of our production capacity.

    Selling and administrative expense was $98.2 million (18.0% of revenues) in fiscal 1999 versus $104.7 million (19.0% of revenues) in fiscal 1998. The improvement in absolute dollars and as a percent of sales reflects initiatives to increase the productivity of selling and administrative activities as well as the benefit of restructuring programs.

    In fiscal 1999, research and development expenditures increased
$1.4 million to $40.5 million (7.4% of revenues) from $39.1 million (7.1% of revenues) in the prior period. Higher research and development expenses for fiscal 1999 reflect accelerated development of new products, as well as higher overhead costs associated with a new research and development facility. We expect this increased development activity to yield significant new products.

    Other income was $53.5 million in fiscal 1999, compared to other expense of $0.5 million in fiscal 1998. Other income primarily consisted of proceeds from license agreements for prior periods and amounts in settlement of litigation for past patent infringement (net of legal costs and the share of our royalty proceeds payable to Unitrode Corporation).

    In fiscal 1999, our net interest expense increased $3.8 million from the prior year. The increase was due to higher interest expense incurred on higher average debt balances over the prior year, which were partially offset by increases in interest income on investments.

    We reported a non-cash, after-tax charge of $26.2 million associated with the early adoption of SOP 98-5, an AICPA-mandated change in accounting practices for certain start-up and preoperating costs. We had previously deferred and amortized such costs.

    Our net realized and unrealized foreign currency gains and losses were less than $1 million in each year.

    FISCAL YEAR 1998 COMPARED WITH FISCAL YEAR 1997

    Fiscal 1998 was a 53-week year compared to a 52-week year in fiscal 1997. Our revenues for fiscal 1998 increased 14% to $551.9 million from $486.1 million in the prior year. Unit shipments increased 38 percent, but the revenue increase was partially offset by a $12.3 million unfavorable fluctuation in currency exchange rates and an approximate average 14% price reduction on our products on a same mix basis. The price decline reflected the impact of Asian economic conditions and efforts by customers and distributors to reduce channel inventories. Net patent royalties contributed $17.2 million to our revenue, compared to $20.3 million in the prior period. Royalties are based on licensees' sales of products covered by our patents, which we believe declined as a result of economic and business conditions, currency exchange rates and fluctuations in product mix.

    Gross profit was $176.2 million (31.9% of revenues) in fiscal 1998 versus $163.1 million (33.5% of revenues) in fiscal 1997. The gross profit decline reflects pricing and market conditions described above. During the fourth quarter of fiscal 1997, we recorded a $75.0 million pre-tax charge related to a restructuring program designed to improve its competitive position and accelerate growth and earnings by streamlining operations and administration.

    Selling and administrative expense was $104.7 million (19.0% of revenues) in fiscal 1998 versus $106.0 million (21.8% of revenues) in fiscal 1997. Reductions in selling and administrative expenses reflect our continued efforts to control spending and to administer its activities more efficiently.

    In fiscal 1998, our research and development expenditures increased
$3.6 million to $39.1 million (7.1% of revenues) from $35.5 million (7.3% of revenues) in the prior period. Higher research and development expenses reflect higher overhead costs associated with a new research and development facility and our increased development of new products.

    In fiscal 1998, our net interest expense increased $3.3 million from the prior year. The increase was due to higher interest expense incurred on higher average debt balances over the prior year, which were partially offset by small increases in interest income on investments and interest capitalized on construction-in-progress.

    Our net realized and unrealized foreign currency gains and losses were less than $1 million in each year.

SEASONALITY

    We have experienced moderate seasonality in our business in recent years. On average over the past three years, we have reported approximately 48% of annual revenues in the first half and 52% in the second half of our fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 1999, we maintained cash and cash equivalent balances of $30.0 million. During the six-month period ended December 31, 1999, operating activities generated cash flow of $23.3 million.

    Net investing activities consumed $16.4 million, primarily due to capital expenditures of $23.3 million, offset in part by the liquidation of short-term investments. At December 31, 1999, we had made purchase commitments for capital expenditures of approximately $18.8 million. Assuming existing market conditions, we plan fiscal 2000 capital investments of approximately
$75 million, principally for fabrication and assembly capacity to meet market demand. We intend to fund capital expenditures and working capital requirements through cash and cash equivalents on hand, anticipated cash flow from operations, and, as needed, from the proceeds of this offering or credit facilities that we may establish, from time to time, following this offering.

    Cash used in financing activities consumed $8.8 million. In June 1999, we entered into a syndicated credit agreement with Banque Nationale de Paris. The credit agreement consists of two term loans totaling $155 million due in 2004 and 2005 and a $70 million revolving line of credit. The proceeds from the term loans were used to pay down all of our existing long-term unsecured bank loans and substantially all domestic bank loans. As of December 31, 1999, $152.1 million was outstanding under these two term loans and no borrowings have occurred against the $70 million revolving line of credit. The interest rate on these two term loans is based on 3.0% to 3.5% above the applicable LIBOR rate and 2.0% to 2.5% above the applicable base rate. The base rate applies to borrowings which are shorter than 30 days. The loans are collateralized by the majority of our assets. The credit agreement subjects us to a number of restrictive covenants, including the following:

    - maximum leverage, minimum interest coverage and fixed charge coverage ratios;

    - minimum EBITDA (earnings before interest, taxes, depreciation and amortization);

    - maximum capital expenditures; and

    - a limitation on losses.

    The credit agreement also contains restrictions with respect to the payment of cash dividends, the sale of assets, mergers and acquisitions, additional financing, and investments. At December 31, 1999, we also had $20.4 million in foreign revolving lines of credit, against which $13.5 million had been borrowed. We fully utilized foreign term loan facilities of $3.6 million and equipment financing facilities of $4.8 million. In total, as of December 31, 1999, we had credit facilities of $250.9 million, against which we had borrowed $174.1 million.

    We intend to pay off and terminate the credit agreement with a portion of the net proceeds from this offering. We currently estimate that the termination of the credit agreement will result in an extraordinary charge of $3.8 million after taxes which will be reflected in the fiscal quarter in which the credit agreement is terminated.

    Based on cash and cash equivalents on hand and our unused credit facilities, at December 31, 1999, our liquidity was $106.9 million.

    We anticipate that our operating cash flow, funds from this offering and cash and cash equivalents will be sufficient to meet our anticipated future working capital, capital expenditures and interest service requirements on our debt obligations. Although we believe that funding will be sufficient, we may also consider the use of funds from other external sources including, but not limited to, public or private offerings of debt or equity.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

    We are exposed to various risks including changes in interest rates affecting the repayment of debt and return on investments and foreign currency rate fluctuations. We do not hold or purchase any foreign currency or interest rate contracts for trading purposes. Our objective in managing the exposure to foreign currency changes is to reduce the risk to earnings and cash flow by entering into forward exchange contracts that are intended to reduce risks associated with the value of its existing foreign currency assets, liabilities, firm commitments and anticipated foreign revenues and costs. The gains and losses on these contracts are intended to offset changes in the related exposures. We do not hedge our foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on our consolidated net income.

    In the normal course of business, we also face risks that are either nonfinancial or nonquantifiable. Such risks principally include country risk, credit risk and legal risk and are not discussed or quantified in the following analyses.

INTEREST RATE RISK

    Our financial assets are not subject to significant interest rate risk due to their short duration. Our financial liabilities that are subject to interest rate risk are our long-term debt obligations. A 70 basis-point increase in interest rates (approximately 10% of our weighted average interest rate on debt) affecting our financial instruments would have an immaterial effect on our results of operations, financial position or cash flows. Our credit agreement with Banque Nationale de Paris requires us to hedge the interest rate for at least half of the $152.1 million in outstanding term loans under the agreement. We have entered into interest rate swap agreements to hedge 50% of these outstanding term loans. The purpose of these swaps is to offset with a fixed interest rate a portion of the risk inherent in this variable rate debt. Under these agreements, we will pay the counterparties (the parties assuming the interest rate risk) interest at a weighted average fixed rate of 6.2% and the counterparties will pay us interest at a variable rate equal to LIBOR. The weighted average three-month LIBOR rate applicable to these agreements was 6.2% at December 31, 1999.

FOREIGN CURRENCY RISK

    We conduct business in various parts of the world and in various foreign currencies. We manage potential foreign currency exposure by entering into forward foreign exchange contracts or other non-speculative risk management instruments to hedge foreign currency denominated receivables and payables at certain of our international subsidiaries. At December 31, 1999, we evaluated the effect that near-term changes in foreign exchange rates would have had on the fair value of our combined foreign currency position, related to our outstanding foreign currency forward exchange contracts. If we assumed an adverse change of 10% in foreign exchange rates, the potential decrease in our foreign currency position would have had an immaterial effect on the results of our operations, financial position and cash flows.


    In fiscal 1999, we derived over 58% of our revenues from sales in foreign markets. In the six months ended December 31, 1999, we derived approximately 59% of our revenues from sales in foreign markets. The fair market value of our foreign currency forward contracts was $43.1 million at December 31, 1999. Our net realized and unrealized foreign currency gains and losses were less than $1 million for each of the years ended June 30, 1999, 1998 and 1997 and the six months ended December 31, 1999.


IMPACT OF THE INTRODUCTION OF THE EURO

    On January 1, 1999, eleven member states of the European Union established fixed conversion rates between their existing national currency and a common currency, the "euro." Until January 1, 2002, either the euro or the participating country's present currency will be accepted in non-cash transactions. On January 1, 2002, euro-denominated bills and coins will be issued and the participating country's present currency will be gradually withdrawn during a short period of dual circulation of no more than three months.

    We have initiated an internal analysis to determine the effects of the January 1, 2002 conversion. The current assessment includes the potential impact of the technical challenges to adapt information technology and other systems to accommodate euro-denominated transactions, the impact on currency exchange rate risk and currency exchange costs, and the impact on existing contracts.

    Based on currently available information, we do not believe that the euro conversion will have a material adverse impact on our business or financial condition. We will continue to evaluate the impact of the euro conversion.

INCOME TAXES

    Our effective tax rate for the six months ended December 31, 1999 was approximately 27.9%, which differs from the U.S. federal statutory tax rate of 35%, due primarily to higher statutory tax rates in certain foreign jurisdictions, offset by foreign tax credits, research and development credits, state tax credits, and a decrease in valuation allowances.

    Our effective tax rate in fiscal 1999 was approximately 34.6% due primarily to the increase in valuation allowance, higher statutory tax rates in certain foreign jurisdictions and foreign jurisdiction losses without foreign tax benefit, offset by foreign tax credits, research and development credits and state tax credits. The difference between the U.S. federal statutory tax rate of 35.0% and our effective tax rate (benefit) of approximately 33.0% and (18.0)% in fiscal 1998 and 1997, respectively, was attributable mainly to foreign jurisdiction losses offset by foreign tax credits and state tax credits for 1998 and foreign jurisdiction losses without foreign tax benefits and accruals for additional tax for 1997.

IMPAIRMENT OF ASSETS, RESTRUCTURING AND SEVERANCE CHARGES

    During the fourth quarter of fiscal 1997, due to a decline in selling prices for our MOSFET and IGBT products, we recorded a $75 million pretax charge related to a restructuring program designed to improve our cost structure. Specifically, the restructuring activities included shifting production from older manufacturing facilities to newer, more efficient facilities, changing business processes by consolidating order entry, customer support, inventory management, information systems and finance activities at fewer locations and accelerating the deployment of our new product development center. The restructuring activities were expected to reduce the cost of our business processes and lower product costs and result in increased flow of new products, which are less price sensitive. The charge was composed of $61 million for the write-down of assets, $4 million for the write-down of inventory, primarily wafers, to net realizable value and $10 million for termination benefits to be paid in connection with the severed employees. The restructuring activities occurred over an approximate eighteen-month transition period through December 31, 1998.

    We determined the asset write-down of property and equipment of $61 million by comparing the expected future undiscounted cash flows to the respective asset carrying value. If an asset was deemed to be impaired, we adjusted the carrying value to its expected future discounted cash flows. The net book value of the applicable property and equipment before the $61 million write-down was $79 million. The write-downs related to the following:

    - Wafer fabrication equipment located in El Segundo, California with a carrying value of $21 million, was adjusted to its fair value of $2 million. One wafer fabrication line, dedicated primarily to research and product development, was abandoned and replaced by a new product development facility in August 1998. The other wafer fabrication line, which manufactured product using equipment that processed 4-inch wafers, was abandoned and replaced with a more advanced line located in Italy, which processes 5-inch wafers, in August 1998. Using 5-inch wafers results in significant manufacturing savings. The current status of the wafer fabrication impaired equipment falls into three categories: (1) it was scrapped as of June 1997, (2) it is idle with no viable plans for usage, or (3) it is being used on a sporadic basis in research and development. There is no viable external market for this equipment.

    - Assembly equipment in England of $26 million was adjusted to its fair value of $4 million. Specifically, three product assembly and packaging lines in England were operating at a gross margin loss. We have continued to utilize these lines periodically for market development activities, and these lines remain unprofitable.

    - Information systems applications with a carrying value of $32 million were written down to $12 million as a result of lack of vendor support. Our software vendor changed business strategies and informed us of its intention to stop supporting and developing the software technology that certain of our information systems applications were based upon. In
      June 1997, we determined that no viable alternatives could be identified. Consequently, we ceased development and implementation of certain forecasting, planning and order management programs and determined the assets related to these specific activities were impaired (i.e. no future use and were abandoned). These assets consisted of costs related to external consulting fees and expenses. The remaining book value relates to modules that have not been abandoned.

    As of June 30, 1999, we had eliminated approximately 242 employees related to the June 1997 restructuring. The majority of the positions eliminated were operators and technicians at our North American operations. We also eliminated production and assembly positions in our manufacturing operations in Italy due to the outsourcing of certain production and assembly activities. In addition, we eliminated administrative and sales positions in France, England, Germany, Japan and North America, related to the regional consolidation of certain administrative functions.

    As of June 30, 1999, there was no remaining accrued severance liability in our consolidated balance sheet related to the June 1997 restructuring.

    We anticipated this restructuring to result in annual savings of approximately $20 million, which would be fully achieved on an annual basis beginning in December 1998. We believe that we have achieved these savings, but they have been more than offset by continued selling price reductions.

    During December 1998, we recorded a $14.5 million restructuring charge associated with plans to relocate high-volume assembly lines from our facility in England to our facility in Mexico to take advantage of labor rate savings, and to centralize more of our European customer service and administrative activities, resulting in reductions in personnel. We expect to complete this operational transition over the next six months ending on June 30, 2000. The charge consisted of $5.9 million for estimated severance costs associated with the elimination of approximately 350 positions, primarily consisting of operators and technicians, $6.1 million for the write-off of assets to be abandoned, and $2.5 million for the write-down of inventory related to specialty product lines. None of the assets written down, which consist primarily of building improvements relating to the high-volume assembly production lines, and production information systems, will remain in use and all of them will be abandoned after the production lines are relocated. In the third quarter of fiscal 1999, we recorded a final charge of $4.2 million relating to additional severance costs, after appropriate notification was given to 43 remaining affected employees in the sales, customer service and administrative areas. The severance per person is larger for the March 1999 restructuring versus the December 1998 restructuring as the 43 positions included in the March 1999 restructuring are primarily highly-paid employees in sales and administrative management. The 350 positions in the December 1998 restructuring are primarily operators and technicians who have a much lower salary level. Therefore, we estimate that, ultimately, charges associated with all of these actions will total approximately $18.7 million.

    We expect the anticipated cost savings from the second and third fiscal 1999 quarter restructuring activities to result in estimated annual savings of approximately $5 million in fiscal 2000 and $13 million annually thereafter. These estimated savings consist of lower direct labor costs, lower factory overhead, including lower depreciation expense, lower materials costs and lower selling and administrative costs.

    As of December 31, 1999, we had eliminated 64 positions, paid $6.0 million for termination benefits related to this program and recorded the asset impairment of $8.6 million. The remaining unutilized restructuring accrual of $4.1 million, which is classified as current, relates to severance payments to these previously notified employees for positions that are scheduled to be eliminated during the next six months.

    During June 1999, we recorded an $8.3 million charge related to employee severance associated with the elimination of approximately 39 positions. This included a reduction in sales and administrative management staff levels and the resignation of Dr. Derek B. Lidow, who shared the responsibility of Chief Executive Officer. As of December 31, 1999, we had eliminated 25 positions and paid $4.9 million for termination benefits. The remaining unutilized severance accrual of $3.4 million at December 31, 1999, which is classified as current, relates to severance payments to these previously notified employees for positions that are scheduled to be eliminated during the next six months.

RECENT ACCOUNTING PRONOUNCEMENTS

    Effective the first day of fiscal 2000, we adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Issued by the American Institute of Certified Public Accountants ("AICPA"), SOP 98-1 provides standards on accounting for the costs of computer software developed or obtained for internal use. The new standards do not significantly differ from our previous accounting treatment for software developed or obtained for internal use and did not have a significant impact on the Consolidated Financial Statements.

    During fiscal 1999, we elected early adoption of Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This new accounting standard, issued in April 1998 by the American Institute of Certified Public Accountants, requires most entities to expense all start-up and preoperating costs as they are incurred. We previously deferred such costs and amortized them over the life of the related asset following the start-up of each new process. The early adoption of SOP 98-5 was required to be made retroactive to the beginning of the first quarter of fiscal 1999. The cumulative effect of this change in accounting principle, net of income tax benefit of $5.4 million, was $26.2 million or $0.50 per basic and diluted share and was recorded retroactively to the first quarter of 1999 as a one-time charge. Beginning July 1, 1998, all start-up and preoperating costs are expensed as incurred.

    Effective July 1, 1998, we adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," and accordingly have included a separate Statement of Comprehensive Income following our Consolidated Statement of Income. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The balance of accumulated other comprehensive income consists of accumulated foreign currency translation adjustments.

    On June 30, 1997, the Financial Accounting Standards Board issued SFAS
No. 131 "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 requires publicly-held companies to report financial and descriptive information about their operating segments in financial statements issued to stockholders for interim and annual periods. The Statement also requires additional disclosures with respect to products and services, geographic areas of operation and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. We adopted SFAS No. 131 in the fiscal year ended
June 30, 1999. The adoption of SFAS No. 131 did not affect our results of operations or financial position, but did affect the disclosure of segment information as presented in Note 5 of the Notes to Consolidated Financial Statements.

    In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 supersedes the disclosure requirements for SFAS No. 87 "Employers' Accounting for Pensions," SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans," and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions." This Statement is effective for fiscal years beginning after December 15, 1997. This Statement revises employers' disclosures about pension and postretirement benefit plans. We adopted SFAS No. 132 in the fiscal year ended June 30, 1999. Our pension obligation is immaterial and, therefore, not disclosed separately.

    In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which was later amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 established standards for the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This Statement generally requires recognition of gains and losses on hedging instruments, based on changes in fair value or the earnings effect of a forecasted transaction. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. We do not believe that SFAS No. 133 or SFAS No. 137 will have a material impact on our consolidated financial statements.

YEAR 2000 READINESS

    The Year 2000 issue is the result of many existing computer programs and embedded microprocessors using only two digits to refer to the year. Beginning in the year 2000, these systems need to be upgraded or replaced to distinguish 21(st) century dates from 20(th) century dates.

    We have adopted the definition of Year 2000 conformity published by the British Standards Institute ("BSI") as DISC PD2000-1. Currently, none of our products contain date processing logic. We, therefore, believe that our products are Year 2000 compliant pursuant to the BSI DISC PD2000-1 definition.

    Our Global Year 2000 Team was formed to manage and coordinate company-wide Year 2000 initiatives, while local site teams addressed research and remediation for site-specific equipment, facilities and suppliers. We are estimating
$7.5 million for the cost of investigation and remediation for the period
August 1997 to March 2000. The estimate includes staff salaries and remediation expenses. Through December 31, 1999, we expensed $6.9 million of this estimate.

    We have successfully completed the verification process for all internal information systems, factory equipment, facilities, suppliers and business partners. To date, we have not experienced any business interruptions due to any Year 2000 related cause and have concluded all of our planned investigation and remediation related to the Year 2000 issue.

    Furthermore, we have established programs to ensure that current and future purchases of equipment and software are Year 2000 compliant pursuant to the BSI DISC PD2000-1 definition.

    Based on currently available information, we do not believe that the Year 2000 matters discussed above will have a material adverse impact on our financial condition, liquidity, or results of operations. We cannot assure you that our compliance efforts and contingency plans will adequately address every issue that may arise in the year 2000. The costs of our Year 2000 remediation reflect our best estimates, which were based on assumptions of future events, including the continued availability of certain resources, third-party compliance and other factors. We cannot assure you that these estimates will be achieved, and actual results could differ materially from those anticipated.

    This disclosure is a Year 2000 statement and constitutes a Year 2000 Readiness Disclosure under Public Law No. 105-271.

                                    BUSINESS

    We are a leading designer, manufacturer and marketer of power semiconductors and the leading worldwide supplier of a type of power semiconductor called a MOSFET, a metal oxide semiconductor field effect transistor. Power semiconductors perform a power management function by converting electricity into a form more usable by electrical products. The technology advancements of power semiconductors increase system efficiency, allow more compact end products, improve features and functionality and extend battery life. Our products are used in a range of end markets, including communications, consumer electronics, information technology, automotive, industrial and government/space.

    We use our proprietary technology, comprehensive knowledge of power management, and low cost manufacturing platforms to offer what we believe is one of the industry's most advanced and competitive lines of power semiconductors. Our products are broadly divided among three product categories:

    - POWER INTEGRATED CIRCUITS AND ADVANCED CIRCUIT DEVICES. A Power Integrated Circuit, or Power IC, is a semiconductor that integrates logic and power management functions on the same chip to optimize system performance. Advanced Circuit Devices are chipsets, multichip modules and advanced performance discrete devices that address power management requirements in more demanding applications. Our Power ICs and Advanced Circuit Devices allow manufacturers to reduce the size, extend the battery life and enhance the functionality of electronic devices. These products provide application specific power management solutions for wireless and wireline communication devices, Internet infrastructure equipment and appliances, video game stations, portable electronics, including personal digital assistants and notebook computers, as well as automotive systems and motor control devices.

    - POWER SYSTEMS. Power Systems combine power semiconductors with other power management components in modules that improve power efficiency, provide a cost-effective alternative to custom analog designs and enable customers to introduce new products more quickly. We are focusing on Power Systems for automotive electronics, including electric power steering and integrated starter/alternator motors, as well as motor control applications, including refrigeration and air conditioning.

    - POWER COMPONENTS. Power Components are discrete devices used in general power management applications. These include power MOSFETs, insulated gate bipolar transistors, referred to as IGBTs, rectifiers, diodes and thyristors. Power MOSFETs and IGBTs rapidly and efficiently switch electricity on and off in order to supply power in a form that can be formatted to the specific requirements of a circuit. Our power components are used in virtually all of our end markets.

INDUSTRY OVERVIEW

    Power semiconductors provide a source of reliable power for a wide range of electrical and electronic systems and equipment. The more sophisticated the end product, the greater its need for specially-formatted, finely-regulated power. The adoption of power semiconductor technology is rising with the increasing complexity of electronic products and the rapid proliferation of electronic features in communications, consumer electronics, information technology, automotive and industrial products. Within the power semiconductor market, MOSFETs and IGBTs are critical to power management. Based on statistics published by the Semiconductor Industry Association, industry-wide revenues from sales of power MOSFETs and IGBTs were $3.13 billion in calendar 1999.

    Demand for power semiconductors is being driven by the following:

    - GROWTH OF COMMUNICATIONS AND INTERNET INFRASTRUCTURE. Rapid growth in communications, enterprise computing and the Internet is accelerating demand for advanced power semiconductors. Internet infrastructure equipment, such as routers, servers, hubs and switches, rely on advancements in power management efficiency in order to operate at higher speeds and to process more information with the desired degree of reliability.

    - INCREASE IN DEMAND FOR PORTABLE ELECTRONICS. Worldwide demand for mobility and convenience is creating significant growth opportunities in portable electronics that depend on efficient power conversion to extend battery life and enhance product performance. The latest-generation personal computers rely on advances in power management technology to operate efficiently at ever-lower voltages. In addition, high-efficiency power semiconductors enable makers of new cellular phones and notebook computers to offer more compact products that have greater operating speed and performance.

    - INCREASING APPLICATIONS IN AUTOMOTIVE ELECTRONICS AND MOTOR CONTROLS. The proliferation of power features in automobiles and tougher standards for safety, fuel economy, and emissions are driving the adoption of more complex power electronics. Electric motors consume approximately half of the world's electricity. Because of cost and complexity, controls that permit variable-speed operation have been predominantly used in very high-end motor applications. Recent advancements in power management make possible cost-effective, variable-speed motor controls that increase energy efficiency and improve performance in a wide range of industrial, commercial, and household applications.

    - RECOVERY AND EXPANSION OF ASIA PACIFIC ECONOMIES. The Asia Pacific region has begun to recover from its recent financial crisis and many Asia Pacific countries have returned to rapid growth. As disposable income increases in the region, we expect demand for consumer products, such as cellular phones, Internet devices, computers, televisions and other electric appliances, to expand the market for our products.

STRATEGY

    We concentrate our resources on opportunities to add value and leverage our competitive advantages through the following strategic initiatives:

    FOCUS ON ADDING VALUE IN HIGH GROWTH MARKETS. We are leveraging our leadership position in power semiconductors to offer proprietary products that have higher average selling prices and gross margins in targeted applications. Unlike most of our competitors, we focus all of our efforts in power semiconductors. We believe this focus has resulted in our developing the most advanced products for these markets. For example, our Power ICs are used in power management for Intel's Pentium-Registered Trademark- III, AMD's Athlon-Registered Trademark-, Motorola's cellular phones, and next generation video game stations. In Power Systems, we are working with major automotive suppliers in designing advanced systems to replace traditional hydraulic and belt-driven applications with more cost-effective electronic systems that improve performance and fuel efficiency. We are also targeting a wide range of applications that have not historically utilized Power Systems, including refrigerators, washing machines, air conditioners and other appliances.

    EXTEND LEADERSHIP IN POWER COMPONENTS. The research firm Dataquest ranks us as the world's leader in sales of MOSFETs. We pioneered the fundamental technology that set the industry standard for power MOSFETs and estimate that approximately 70% of the world's power MOSFETs are produced by us or use our patented technology. Over the last two years, we have invested aggressively to advance trench and planar process technologies. These investments have produced what we believe are the most efficient power MOSFET components in the marketplace. Our leadership position in

Power Components provides us with a platform for continued expansion in value-added growth markets.

    CAPITALIZE ON LEADING CUSTOMER RELATIONSHIPS. As a result of our leadership and strength in power semiconductors, industry leaders look to us for products and programs that address their most challenging power management needs. These relationships put us at the forefront of developing products for new trends in the marketplace. We offer high quality customer service with comprehensive sales and engineering support, including Internet service applications, electronic order entry and just-in-time delivery. Our leading customers include Alcatel, American Power Conversion, Compaq, Delphi, IBM, Lockheed-Martin, Lucent, Maxtor, Mitsubishi, Motorola, Nortel Networks, Philips and Sony. In addition, our rate of design wins has accelerated into the applications of these customers, as well as AMD, Bosch, Cisco Systems, Dell, Intel, Qualcomm and Groupe Schneider.

    LEVERAGE OUR LEADING TECHNOLOGY POSITION. Our leading technology enables us to set performance and architecture standards for power electronics in targeted applications. Our research and development program focuses on Power ICs, Advanced Circuit Devices and Power Systems and the advancement and diversification of our HEXFET-Registered Trademark- power MOSFET and IGBT product lines. Over the past three years, we have spent approximately
$115 million on research and development. In the first quarter of fiscal 1998, we opened a new research and development facility that provides submicron process capability and capacity for rapid development. Our long-term investment in research and development has resulted in a broad patent portfolio, consisting of 313 issued patents and 430 patents pending. In fiscal 1999, licenses under our patents generated approximately $26.5 million in royalties. We believe our technology leadership and product innovation will continue to be a source of growth in the fastest growing segments of the power semiconductor industry.

    CAPITALIZE ON LOW COST MANUFACTURING. Unlike many of our competitors, we fabricate most of our chips in facilities designed to address the specific requirements of power semiconductors. We believe that our wafer fabrication costs are among the lowest in the industry. We have production facilities in California, England, Italy, Mexico, Wales, India and China. We also use third-party foundries and assemblers to supplement our internal manufacturing.

PRODUCTS AND APPLICATIONS

    Our products process electrical power into a form that is usable by electric products. We believe that our full complement of power management technology represents a competitive advantage, enabling us to provide customers with integrated solutions for their power management needs. Our products are broadly divided among three product categories: Power ICs and Advanced Circuit Devices, Power Systems and Power Components.

    POWER ICS AND ADVANCED CIRCUIT DEVICES

    A Power IC is a semiconductor that integrates logic and power management functions on the same chip. These devices optimize the performance of circuits that often include power MOSFETs and IGBTs and allow our customers to simplify circuit design and assembly, improve reliability, and reduce overall system size and cost. The ability of a Power IC to sense and respond to circuit conditions makes its performance superior to discrete components. Our Power ICs often use our proprietary power MOSFET technology. We have obtained extensive patent protection for our Power ICs and have additional patent applications pending.

    Advanced Circuit Devices are chipsets, multichip modules and advanced performance discrete devices that address power management requirements in more demanding applications.

    Increased complexity in routers, servers and high-end enterprise computers and other devices require increased levels of power and more effective heat dissipation, making power management one of the most critical tasks. Notebook computers and other portable devices are trending to lower voltages and higher current levels, which require greater efficiency and more complex power management to meet speed and performance demands and to extend battery life. Over the last two years, we invested heavily in key trench and planar process technologies. These investments have resulted in what we believe are the most efficient power MOSFET devices in the marketplace. We believe this new generation of power MOSFETS sets a new standard for price/performance in high-volume consumer electronics applications. We have achieved multiple design wins for our new trench and planar low voltage products in Power ICs and Advanced Circuit Devices for latest generation digital cell phones, high-end portable PCs and other products.

    POWER SYSTEMS

    Power Systems combine power semiconductors with other power management components in specialized modules that improve power efficiency and simplify circuit design. We are currently focusing our Power Systems on automotive electronics and motor control. Our products provide a cost-effective alternative to custom analog designs.

    The proliferation of power features in automobiles and tougher standards for safety, fuel economy, and emissions are driving the adoption of more complex power electronics. An engineering group representing Mercedes-Benz, General Motors, Ford and MIT has forecasted that the electrical load per vehicle could triple from 800 to 2,400 watts by the year 2005, significantly reducing fuel efficiency at a time when regulations require improved gas mileage. Our Power Systems can help offset this impact by replacing traditional hydraulic and belt-driven applications with electronic systems. For example, electric power steering systems can increase fuel efficiency by more than one-and-one-half miles per gallon. In addition, electrically operated automotive systems improve reliability and maintenance. Power Systems are also designed into automotive electronics, including integrated starter/alternator motors, fuel and water pumps and fan controls.

    Motors consume approximately half of the world's electricity. New variable-speed motors equipped with Power Systems increase energy efficiency and performance in a wide range of industrial, commercial and household applications. For example, most refrigerator motors can only run at full speed, but a variable-speed motor can run at the lowest speed needed to maintain the required refrigerator temperature. Our Power Systems designed for variable-speed motors reduce electricity consumption, simplify product design, shorten time-to-market, improve product performance, and reduce overall costs. We have recently achieved design wins from leading worldwide manufacturers in high-end refrigerators, washers and home appliances.

    COMPONENTS

    SWITCHING PRODUCTS. Power MOSFETs and IGBTs rapidly and efficiently switch electricity on and off in order to supply power in a form that can be formatted to the specific requirements of a circuit. Our HEXFET-Registered Trademark-power MOSFET and IGBT component products comprised approximately two-thirds of our fiscal 1999 sales.

    Through our HEXFET-Registered Trademark- product line, we believe we are the market leader in power MOSFETs. Our emphasis on quality control and reliability has helped us maintain market acceptance and brand recognition of our HEXFET-Registered Trademark- line of products. We pioneered the fundamental technology that set the industry standard for power MOSFETs.

    MOSFETs are critical in a wide variety of electric products. Communications applications include cellular phones, telephone networks and modems. Computer and peripheral applications include power supplies, disk drives and printers. Office equipment applications include copiers and facsimile machines. Consumer electronics applications include home entertainment, video cameras, household appliances, and power tools. Automobile applications include anti-lock braking systems, fuel injection systems, power accessories and air bags. Industrial applications include automated production equipment, instrumentation and test equipment. Government/space applications include communications satellites and command-and-control systems.

    IGBTs typically perform the switch function in industrial applications that require higher current and voltage than power MOSFETs can handle efficiently. The performance and ruggedness of these devices enable them to replace bipolar transistors and thyristors in many high-voltage, high-current motor control and power conditioning applications. Energy-efficient, variable-speed motor controls are an emerging application, and we believe electric and hybrid vehicles may require large quantities of IGBTs for each vehicle. Our IGBT technology is closely related to our power MOSFET technology. We believe that our patents on fundamental power MOSFET technology also apply to IGBTs.

    RECTIFIERS, DIODES AND THYRISTORS. We manufacture a broad line of rectifiers, diodes and thyristors. These products, which also condition electrical power to make it more efficient and usable, are used principally in industrial end products that require power handling capability from one amp to 5,000 amps and from 20 volts to 5,000 volts. Applications include motor and lighting controls, welding equipment, fork lifts, machine tools, induction heating, locomotives, motor-driven production lines, smelting equipment and power supplies.

    Our Schottky diodes and fast-recovery diodes serve the output rectification function of power conversion. A diode is a discrete device that conducts current in one direction. A Schottky diode is an ultra-fast diode used in high-frequency, low-voltage circuits. A fast-recovery diode is a diode suited to applications above 200 volts where high switching speed is desirable. Schottky diodes are used with power MOSFETs in high-frequency applications such as computers and peripherals. Our HEXFRED-Registered Trademark- fast-recovery diodes are used with IGBTs in higher-current, lower-frequency applications such as motor controls.

MANUFACTURING

    Semiconductor manufacturing involves two phases of production: wafer fabrication and assembly. Wafer fabrication requires a sequence of process steps that expose silicon wafers to chemicals that change their electrical properties. The chemicals are applied in patterns that define cells or circuits within numerous individual devices, termed "die" or "chips", on each wafer. Assembly is the sequence of production steps that divide the wafer into individual chips and enclose the chips in structures, termed "packages", that make them usable in a circuit. Power semiconductors generally use process technology and equipment already proven in the manufacturing of integrated circuits.

    We have production facilities in California, England, Italy, Mexico, Wales, India and China. In addition, we have equipment at, or manufacturing supply agreements with, subcontractors located in the Philippines, Japan, Taiwan, Malaysia, the Czech Republic, Wales and the United States.

    We fabricate the majority of our power MOSFET and IGBT wafers at our HEXFET America facility in Temecula, California. Our most advanced wafer fabrication facility, located in El Segundo, California, expands our manufacturing resources, as well as our development capability. A wafer fabrication facility for high-voltage Power ICs and other Advanced Circuit Devices, as well as assembly operations for components used in government/space applications, is located in El Segundo, California. We manufacture substantially all of our Schottky diodes, high-power rectifiers and thyristors at our Turin, Italy facility. Plants that assemble power MOSFETs and other products are located overseas in facilities we own or in subcontracted facilities. We are in the process of transferring high-volume assembly lines for power MOSFETs, IGBTs and diodes from our Oxted, England facility into our existing facility in Mexico. We have installed a production facility in Penllergaer, Wales, to assemble Power Systems. We also have arrangements with third parties for product assembly in the Philippines, Malaysia, Taiwan, Japan, the Czech Republic and Mexico. In a duty-free zone in India, we have an assembly facility for rectifiers and thyristors.

MARKETING, SALES AND DISTRIBUTION

    We market our products through sales staff, representatives and distributors. We believe the depth of our power management product line enhances our competitive position in the overall power semiconductor market.

    In fiscal 1999, our product sales by region, based on the location of the customer, were approximately 42% from North America, 24% from Europe and 34% from Asia, which includes Japan and Asia Pacific. In the six months ended December 31, 1999, our product sales in these regions were 36%, 24% and 40%, respectively. Our domestic direct sales force is organized into four regional sales zones. In Europe, our products are sold through our own sales force as well as through independent sales agents and distributors. Our European sales and representative offices are in England, Italy, Sweden, France, Germany, Finland, Denmark, Switzerland, Russia, the Czech Republic and Hungary. In Asia, we have sales, representative or liaison offices in India, Japan, Singapore, China, Hong Kong, South Korea, Taiwan, the Philippines, Australia and New Zealand.

    Because many applications require products from several product groups, we have organized our marketing efforts by application, rather than product type. These groups focus on several key commercial sectors and on government/space business. In addition, our staff of application engineers provides customers with technical advice and support regarding the use of our products.

CUSTOMERS

    Our devices are incorporated in subsystems and end-products manufactured by other companies. Approximately 40% of our revenues comes from sales of our products to distributors. We have historically found it more difficult to determine distributor demand than demand from our other customers. Sales to one customer, Arrow Electronics, accounted for 10.7% of our revenues in fiscal 1999. The following table lists our major customers by end market for fiscal 1999:

END MARKETS                            CUSTOMERS
-----------                            ---------
Communications.......................  Alcatel, Motorola, Nortel Networks,
                                       Qualcomm and Samsung
Information Technology...............  American Power Conversion, Artesyn,
                                       Compaq, IBM, Lucent and Maxtor
Consumer Electronics.................  Fuji, Hitachi, Philips, Siemens and
                                       Sony
Automotive...........................  Bosch, BOSE, Delphi, Ford and TRW
Industrial...........................  Groupe Schneider, Grundfos, ITW,
                                       Lights of America and Lincoln
Government/Space.....................  AlliedSignal, Bosch, Hughes,
                                       Lockheed-Martin and Marconi

    Our major distributors and contract manufacturers, based on revenues for fiscal 1999 are:

Distributors.........................  Arrow Electronics, Future Electronics
                                       and Zenitron
Contract Manufacturers...............  Celestica, Jabil, Natsteel, SCI and
                                       Solectron

BACKLOG

    As of December 31, 1999, our backlog of orders was $166.6 million compared to $146.9 million as of June 30, 1999. Backlog is comprised of purchase orders and customer forecast commitments scheduled to be shipped within the following twelve months. Increasingly, major customers are operating their businesses with shorter lead-times and are placing their orders at shorter intervals, which tends to reduce backlog relative to future revenue. Given adequate notice, we usually allow customers to cancel purchase orders without penalty. Backlog is not necessarily indicative of sales for any future period.

RESEARCH AND DEVELOPMENT

    We conduct research and development activities to improve the price/performance ratio of our product offerings across a wide range of end-use applications. Our research and development program focuses on Power ICs, Advanced Circuit Devices and Power Systems and the advancement and diversification of our HEXFET-Registered Trademark- power MOSFET and IGBT product lines. We also direct our research and development towards reducing the cost of customers' existing products and products in development. Our program places increasing emphasis on the development of chipsets and system-level solutions that improve overall system performance and cost and help customers to accelerate market introduction of their products.

    In the six months ended December 31, 1999, and the fiscal years 1999 and 1998, we spent approximately $21.7 million, $40.5 million and $39.1 million, respectively, on research and development activities.

    Our research and development center in El Segundo provides increased capacity and submicron capability for development, pilot production and limited production of advanced power MOSFETs and IGBTs. The 55,000 square foot facility incorporates a 12,000 square-foot clean-room and is designed to support greater levels of development activity.

    During the first six months of fiscal 2000, our product introductions accelerated, and we achieved cost reductions and performance enhancements across the full range of our product line. Our new benchmark products for target applications introduced in fiscal 1999 and the first six months of fiscal 2000 included:

    - Multiple design wins for new trench and planar low-voltage MOSFETs that increase our penetration in advanced digital cell phones and high-end portable PCs;

    - New high-voltage power MOSFETs that combine process technologies to achieve benchmark performance in power supplies for servers and routers needed to carry internet traffic;

    - High-performance intelligent power switches, proprietary Power ICs and proprietary modules that won designs in electric power steering, fan controls and diesel fuel injection applications;

    - Proprietary high-voltage Power ICs and IGBTs that have been designed into high-end refrigerators and washing machines by major U.S., European and Asian brand-name OEM's;

    - Power ICs for dimmable electronic lighting; and

    - A new chipset, built around a unique 1200 Power IC, which adds functionality and sharply increases our product content in industrial motor drives.

INTELLECTUAL PROPERTY

    We have made significant investments in developing and protecting our intellectual property. Through successful enforcement of our patents, we have entered into a number of license agreements, generated royalty income, and received substantial payments in settlement of litigation. We currently have 155 unexpired U.S. patents and 132 U.S. patents pending. Our power MOSFET patents expire between 2000 and 2010, with the broadest remaining in effect until 2007 and 2008. In addition, we have 158 issued foreign patents and 298 foreign patents pending in a number of countries. We are also licensed to use certain patents owned by others. We have several registered trademarks in the United States and abroad, including the trademark HEXFET-Registered Trademark-. We believe that our intellectual property contributes to our competitive advantage.

    We are committed to enforcing our rights under our patents, including through litigation, if necessary. In January 1999, we announced agreements that settled outstanding patent litigation with Samsung Semiconductor, Inc. and Samsung Electronics Company and with Fuji Electric Company and Collmer Semiconductor, Inc. In the second half of fiscal 1999, we settled litigation and disputes with Rohm Co., Ltd. and Shindengen Electric Company, respectively, which resulted in two additional royalty-bearing license agreements. We currently have license agreements with most of the major power MOSFET manufacturers in the United States and abroad. In fiscal 1999, we derived
$26.5 million of net royalty revenues from license agreements and in the six months ended December 31, 1999, we derived $15.1 million of net royalty revenues from license agreements. Other income of $53.5 million in fiscal 1999 primarily consisted of proceeds from license agreements for prior periods and amounts in settlement of litigation for past patent infringement, net of legal costs and the share of our royalty proceeds payable to Unitrode Corporation. Under the terms of an agreement with Unitrode Corporation, we pay Unitrode approximately 12% of our net patent royalty income from our power MOSFET patents. We do not believe that the expiration of four of our power MOSFET patents in 2000 will have a material adverse effect on our licensing revenues. Most of our broadest power MOSFET patents were subject to, and have successfully emerged from, reexamination by the United States Patent and Trademark Office.

COMPETITION

    We encounter differing degrees of competition for our various products, depending upon the nature of the product and the particular market served. Generally, the semiconductor industry is highly competitive and subject to rapid price changes, and many of our competitors are larger companies with greater financial resources. We believe that we are distinguished from our competitors by our comprehensive line of power management products and ability to combine these products into compact, cost-effective packages and system-level solutions. Our products compete with products manufactured by others on the basis of breadth of product line, quality, price, reliability, overall performance of the products, delivery time to the customer, and service (including technical advice and support). Our major competitors include: Fairchild Semiconductor Corporation, Infineon Technologies AG (formerly Siemens AG), Intersil Corporation (formerly part of Harris Corporation), NEC Corporation, On Semiconductor (formerly a division of Motorola, Inc.), Philips International B.V., ST Microelectronics (formerly called SGS-Thomson Microelectronics), Toshiba Corporation, and Vishay-Siliconix Incorporated.

ENVIRONMENTAL MATTERS

    Federal, state, and local laws and regulations impose various restrictions and controls on the storage, use and discharge of certain materials, chemicals, and gases used in semiconductor manufacturing processes. We do not believe that compliance with such laws and regulations as now in effect will have a material adverse effect on our results of operations, financial position or cash flows.

    However, under some of these laws and regulations, we could be held financially responsible for remedial measures if properties are contaminated, or if waste is sent to a landfill or recycling facility that becomes contaminated. Also, we may be subject to common law claims if we release substances that damage or harm third parties. We cannot make assurances that changes in environmental laws and regulations will not require additional investments in capital equipment and the implementation of additional compliance programs in the future which could have a material adverse effect on our results of operations, financial position or cash flows, as could any failure by us to comply with environmental laws and regulations.

    We and Rachelle Laboratories, Inc., a former operating subsidiary that discontinued operations in 1986, were each named a potentially responsible party in connection with the investigation by the U.S. Environmental Protection Agency of the disposal of allegedly hazardous substances at a major superfund site in Monterey Park, California, known as the OII Site. Other potentially responsible parties who settled certain claims with the EPA under consent decrees filed suit in Federal Court in May 1992 against a number of other such parties, including us, for cost recovery and contribution under the provisions of the Comprehensive Environmental Response, Compensation and Liability Act. We have settled all outstanding claims that have arisen out of this site. No claims against Rachelle have been settled.

    We also received a letter dated July 25, 1995 from the U.S. Department of Justice, directed to Rachelle, offering to settle claims against Rachelle relating to the first elements of clean-up work at the site for $4,953,148, but the final remedy assessment has not yet been made. The offer stated that the settlement would not cover the cost of any additional remedial actions required to finish the clean-up. This settlement offer expired by its terms on September 1, 1995. On August 7, 1995, we received a Supplemental Information Request from the EPA directed to Rachelle, to which counsel for Rachelle responded with information regarding waste shipped to the site. Counsel for Rachelle received a letter from the EPA dated September 30, 1997, requesting that Rachelle participate in the final remedial actions at the site, and counsel replied on October 21, 1997. We have taken the position that none of the wastes generated by Rachelle were hazardous. We have received no further communications in connection with this site.

    We cannot determine with accuracy the amount of the potential demand to Rachelle for the cost of the final remedy. Based upon information received to date, we believe that any demand for the cost of the final remedy, if made, would likely be significant, although it should be substantially below, the demand amount for earlier phases of the site clean-up. Any demands related to the cost for the final remedy would be in addition to the amount demanded for earlier phases of the OII Site clean-up. Our insurer has not accepted liability although it has made payments for defense costs we have incurred in connection with the lawsuit.

    We also received a letter dated September 9, 1994, from the State of California Department of Toxic Substances Control stating that we may be a potentially responsible party for the deposit of hazardous substances at a facility in Whittier, California. In June 1995, we joined a group of other potentially responsible parties to remove contamination from the site. The group currently estimates the total cost of the clean-up to be between $20 million and $25 million, although the actual cost could be much higher. We estimated that we sent approximately 0.1% of the waste, by weight, sent by all parties contributing to the clean-up of the site, and we believe the cost of the clean-up will be roughly allocated among the parties by the amount of waste contributed. On July 31, 1999, the group proposed two settlement offers: one for $34,165 and the second for $68,330. The first settlement offer covers investigation and remediation of the site itself and a small area extending beyond the site. The second settlement offer covers this area plus all additional downgradient contamination. On September 14, 1999, we accepted the $68,330 settlement offer, which requires EPA acceptance, and made the required payment on September 28, 1999. There can be no assurance, however, that the EPA will accept the settlement offers or what the ultimate outcome of this matter will be. We believe that, whatever the outcome, it will not have a material adverse effect on our financial condition, results of operations or cash flows.

EMPLOYEES


    As of December 31, 1999, we employed approximately 4,556 people, of whom approximately 3,405 were employed in North America, 1,011 in Western Europe and 140 in Asia. The only collective bargaining agreements to which we are subject are with respect to our employees in Italy. We have approximately 500 employees in Italy. We consider our relations with our employees to be good.

PROPERTIES

    Our operations occupy a total of approximately 1,001,000 square feet, of which approximately 635,000 square feet are located within the United States. Of the worldwide total, we lease approximately 257,000 square feet and we own the balance.

    Our major facilities are in the following locations:

                                       TOTAL SQUARE FEET
                                      -------------------
FACILITY                               OWNED      LEASED              LEASE EXPIRATION
--------                              --------   --------   ------------------------------------
Temecula, California................  331,000         --
El Segundo, California..............  127,000    177,000    May 31, 2000 to July 31, 2004
Tijuana, Mexico.....................  129,000         --
Oxted, England(1)...................   40,000     32,000    June 30, 2000 to March 27, 2012
Turin, Italy........................  110,000         --

------------------------

(1) We intend to sell this facility and move to leased facilities.

    The Wales Development Agency agreed to build a 80,000 square foot manufacturing facility for us. The building is scheduled to be completed in March 2000. Upon completion, we will purchase the building for approximately $4 million.

    We believe our facilities are adequate for our current and anticipated near-term operating needs. We estimate that we currently utilize approximately 73% of our worldwide manufacturing capacity.

    We have sales or technical support offices located throughout the United States and in Canada, France, Denmark, Germany, Switzerland, Finland, Scandinavia, Russia, the Czech Republic, Hungary, Hong Kong, Japan, China, Korea, Taiwan, the Philippines, Singapore and India, which operate in leased facilities.

LEGAL PROCEEDINGS

    We and some of our directors and officers have been named as defendants in three class action lawsuits filed in Federal District Court for the Central District of California in 1991. These suits seek unspecified but substantial compensatory and punitive damages for alleged intentional and negligent misrepresentations and violations of the federal securities laws in connection with the public offering of our common stock completed in April 1991 and the redemption and conversion in June 1991 of our 9% Convertible Subordinated Debentures due 2010. They also allege that our projections for growth in fiscal 1992 were materially misleading. Two of these suits also named our underwriters, Kidder, Peabody & Co. Incorporated and Montgomery Securities, as defendants.

    The Court has granted summary judgment in favor of our underwriters and has dismissed the claims brought under Section 11 and 12(2) of the Securities Act of 1933 and the claims based on common law fraud and negligent misrepresentation in the prospectuses. Accordingly, the remaining claims are under Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder.


    The Court decertified the class pursuing common law claims for fraud and negligent misrepresentation and granted the defendants' motion to narrow the stockholder class period to June 19, 1991 through October 21, 1991. The trial is currently scheduled for April 25, 2000.


    Although we believe that the remaining claims alleged in the suits are without merit, we cannot presently determine the ultimate outcome. A substantial judgment or settlement, if any, could have a material adverse effect on our results of operations, financial position or cash flows. No provision for any liability that may result upon adjudication of these matters has been made in the Consolidated Financial Statements.

                                   MANAGEMENT

    The following table sets forth the name, age and position of each of our executive officers and directors as of December 31, 1999. Our executive officers serve at the discretion of the board of directors. Our directors are divided into three classes, and the directors in each class serve three-year terms expiring in successive years.

NAME                                          AGE                        TITLE
----                                        --------   ------------------------------------------
Eric Lidow................................        87   Chairman of the Board
Alexander Lidow, Ph.D.....................        45   Chief Executive Officer
Robert J. Mueller.........................        70   Executive Vice President--External Affairs
                                                       and Business Development
Michael P. McGee..........................        40   Executive Vice President and Chief
                                                       Financial Officer
L. Michael Russell........................        52   Executive Vice President, Secretary and
                                                       General Counsel
Nabeel Gareeb.............................        35   Executive Vice President, Components Group
Donald S. Burns...........................        74   Director
George Krsek, Ph.D........................        79   Director
Derek B. Lidow, Ph.D......................        46   Director
Minoru Matsuda............................        62   Director
James D. Plummer, Ph.D....................        55   Director
Jack O. Vance, Ph.D.......................        75   Director
Rochus E. Vogt, Ph.D......................        70   Director

    Eric Lidow, one of our founders, has been a director since our inception in 1947 and was Chief Executive Officer until March 6, 1995. Mr. Lidow continues as Chairman of the Board and also serves as Chairman of our Executive Committee.

    Alexander Lidow, Ph.D., has been employed by us since 1977. He served as the Vice President--Research and Development of our Semiconductor Division beginning July 1979, was promoted to Semiconductor Division Executive Vice President--Manufacturing and Technology in March 1985, and became the President of our Electronic Products Division in July 1989. In February 1992, Dr. Lidow was elected Executive Vice President of Operations. He was elected a director in September 1994 and Chief Executive Officer in March 1995. Dr. Lidow serves on the Board of Overseers of RAND Corporation and on the Board of Trustees of the California Institute of Technology. Dr. Lidow is a son of Eric Lidow and a brother of Derek B. Lidow, one of our directors.

    Robert J. Mueller has been employed by us since 1961. He served as Vice President of Marketing for our Semiconductor Division from 1963 until 1967 when he was promoted to Vice President--Sales. In October 1968, he was promoted to Corporate Vice President--Foreign Operations. Mr. Mueller became Executive Vice President--World Marketing and Foreign Operations in April 1977, Corporate Executive Vice President--External Affairs and Worldwide Sales in July 1989, and Executive Vice President--External Affairs and Business Development in
July 1993. He was first elected a director in 1990.

    Michael P. McGee joined us in July 1990 as Director of Corporate Accounting and was promoted to Corporate Controller in December 1990. Mr. McGee became Vice President, Controller and Principal Accounting Officer in 1991, and in 1993, became Vice President and Chief Financial Officer. In November 1998, Mr. McGee was elected Executive Vice President. From 1985 to the time he joined us in 1990, Mr. McGee was a senior manager and audit manager at Ernst & Young.

    L. Michael Russell joined us in January 1997 as Vice President and General Counsel and became Secretary in February 1997. In November 1998, he was elected Executive Vice President. Immediately prior to joining us, Mr. Russell was General Counsel, Consumer & Industrial Segment, and Chief International Counsel of Teledyne, Inc., where he was employed in the Corporate Legal Department for more than five years.

    Nabeel Gareeb joined us in August 1992 as Vice President of Manufacturing of our HEXFET America facility in Temecula, California. Mr. Gareeb became Vice President--Switch Business and Fab Operations in 1996. In 1998, he became Senior Vice President--Switch Group and in July 1999, he became Senior Vice President--Components Group. In November 1999, Mr. Gareeb was elected Executive Vice President, Components Group.

    Donald S. Burns has been Chairman, President, and Chief Executive Officer of Prestige Holdings, Ltd., an investment advisory firm, since 1978. Mr. Burns was elected a director in 1993.

    George Krsek, Ph.D, was President of Houba, Inc., a pharmaceutical firm, from 1975 to July 1994 and to December 1997 was Managing Member of Konec L.L.C., a management consulting company. In December 1997, Konec L.L.C. reorganized as Konec, Inc. and Dr. Krsek became President and Chairman of the Board of
Konec, Inc., a management consulting firm. He has been one of our directors since 1979.

    Derek B. Lidow, Ph.D, is the President, Chief Executive Officer and a Director of iSuppli Inc., an Internet company. He is also Chief Executive Officer and a director of Lidow Technologies, Inc., a venture capital firm. He was employed by us from 1977 until June 1999 when he resigned from his position as one of our two Chief Executive Officers. In addition, Dr. Lidow serves as a member of the Leadership Council of the School of Engineering of Princeton University and is a Trustee of the Los Angeles Philharmonic. Dr. Lidow is a son of Eric Lidow and a brother of Alexander Lidow.

    Minoru Matsuda was employed by Hitachi, Ltd. and its American subsidiary, Hitachi American, Ltd., from 1960 through March 1997. His management positions included General Manager of operations in Indonesia; Manager of the Planning Department for International Operations; and Senior Counsel, Intellectual Property Office. In April 1997, Mr. Matsuda became a Professor at Kanazawa Institute of Technology, Japan's largest institution of higher education specializing in engineering and technology. A member of the New York State Bar, Mr. Matsuda was elected as one of our directors in September 1997.

    James D. Plummer, Ph.D., is the Frederick Emmons Terman Professor of Engineering at Stanford University, Dean of the Stanford School of Engineering and Director of the Stanford Nanofabrication Laboratory. Dr. Plummer was elected a director in September 1994.

    Jack O. Vance, Ph.D., became the Managing Director of Management Research, a management consulting firm, in 1990. From 1960 through 1989, he was a director of McKinsey & Co., Inc., a management consulting firm. During the years 1973 through 1989, he was also the Managing Director of the firm's Los Angeles office. He has been one of our directors since 1988. He is also a director of The Olson Company, King's Seafood Company, Semtech Corporation, Mathers
Fund, Inc., First Consulting Group and Hankin & Co.

    Rochus E. Vogt, Ph.D., is the R. Stanton Avery Distinguished Service Professor and a Professor of Physics, California Institute of Technology, and was Provost from 1983 through 1987. He has been one of our directors since 1984.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    As of December 31, 1999, there were 52,061,454 shares of our common stock issued and outstanding. The following table shows, as of December 31, 1999, the beneficial ownership of our common stock by:

    - owners of more than five percent of our common stock;

    - each director;

    - each executive officer;

    - all directors and executive officers as a group; and

    - the selling stockholder.

                                               OWNERSHIP PRIOR                     OWNERSHIP AFTER
                                                 TO OFFERING                           OFFERING
                                            ----------------------    SHARES    ----------------------
                                            NUMBER OF                 BEING     NUMBER OF
NAME AND ADDRESS                             SHARES     PERCENTAGE   OFFERED     SHARES     PERCENTAGE
----------------                            ---------   ----------   --------   ---------   ----------
State of Wisconsin Investment Board(1)....  3,950,000       7.6%           0    3,950,000       6.6%
  P.O. Box 7842, Madison, WI 53707
Eric Lidow(2)(3)..........................  2,512,748       4.8      400,000    2,112,748       3.5
Alexander Lidow(2)(3).....................  1,585,121       3.0            0    1,585,121       2.6
Derek B. Lidow(2)(3)......................  1,166,433       2.2            0    1,166,433       1.9
Donald S. Burns(3)(4).....................     61,100         *            0       61,100         *
Nabeel Gareeb(3)..........................     39,092         *            0       39,092         *
George Krsek(3)...........................     45,500         *            0       45,500         *
Minoru Matsuda(3).........................     19,000         *            0       19,000         *
Michael P. McGee(3).......................    135,112         *            0      135,112         *
Robert J. Mueller(3)......................    129,400         *            0      129,400         *
James D. Plummer(3).......................     55,000         *            0       55,000         *
L. Michael Russell(3).....................     38,919         *            0       38,919         *
Jack O. Vance(3)..........................     91,900         *            0       91,900         *
Rochus E. Vogt(3).........................     83,000         *            0       83,000         *
All Directors and Named Executive Officers
  as a Group (13) persons(3)..............  5,962,325      11.1      400,000    5,562,325       9.0

------------------------

*   Less than 1%

(1) Based on Schedule 13G dated January 10, 2000.

(2) Includes 236,745 shares held by members of the Lidow family, other than Messrs. Eric Lidow, Alexander Lidow and Derek B. Lidow. The Messrs. Lidow disclaim any beneficial ownership in any such shares. The 5,268,618 shares beneficially owned by members of the Lidow family constitute 9.9% of our shares. In addition, the Lidow Foundation, of which the Messrs. Lidow are directors, owns 87,634 shares and the Messrs. Lidow disclaim any pecuniary interest in any such shares.

(3) Amounts include, in the aggregate, 1,887,068 options exercisable prior to March 1, 2000 under our stock option plans by named executive officers and directors.

(4) A member of the Burns family other than Mr. Burns is the beneficial owner of 1,100 shares. Mr. Burns disclaims any beneficial ownership in any such shares.

    The business address of each director and named executive officer is 233 Kansas Street, El Segundo, California 90245.

                          DESCRIPTION OF CAPITAL STOCK

    The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Restated Certificate of Incorporation, or Certificate of Incorporation, and Amended and Restated Bylaws, or Bylaws.

    Our Certificate of Incorporation authorizes us to issue 150 million shares of common stock and 1 million shares of preferred stock. No other classes of capital stock are authorized under our Certificate of Incorporation.

COMMON STOCK

    Each share of common stock is entitled to one vote on all matters submitted to a vote of the stockholders. Holders of common stock may receive dividends only when our Board of Directors declares them, but our secured credit agreement prohibits us from paying dividends without obtaining prior approval. In certain cases, common stockholders may not receive dividends until we have satisfied our obligations to any preferred stockholders. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common stockholders will share equally in the assets remaining after we pay our creditors and any preferred stockholders. The common stock has no preemptive, conversion or other subscription rights, and all outstanding shares are fully paid and non-assessable.

PREFERRED STOCK

    Our board of directors may issue shares of preferred stock at any time, in one or more series, without stockholder approval. The board of directors will determine the designation, relative rights, preferences and limitations of each series of preferred stock. If we issue preferred stock, it could delay a change in control and make it harder to remove our present management. Under certain circumstances, preferred stock could also adversely affect the voting power of common stockholders.

RIGHTS AGREEMENT

    In August 1996, our board of directors declared a distribution of one right for each outstanding share of common stock. The distribution was made as of August 14, 1996, to the stockholders of record on that date. Each right entitles the registered holder to purchase from us, initially, one one-thousandth of a share of junior participating preferred stock at a purchase price of $135.00, subject to adjustment. The description and terms of the rights are set forth in a rights agreement between Chase Mellon Shareholder Services as rights agent and us. You should refer to the rights agreement for a more detailed description of the terms and provisions of the rights. You may obtain a copy of the rights agreement from us free of charge by contacting our transfer agent. See "Where You Can Find More Information." Any certificates representing shares of common stock we issue in this offering will contain a notation incorporating the rights agreement by reference.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    In addition to the authorized preferred stock, other provisions of our Certificate of Incorporation and Bylaws may make it more difficult for a third party to acquire, or may discourage a third party from attempting to acquire control of us.

    In accordance with provisions contained in our Certificate of Incorporation and Bylaws, our board of directors is divided into three classes with staggered three year terms for each class. The Certificate of Incorporation and Bylaws provide that the directors have the right to increase (with certain restrictions) or decrease the number of directors. The Certificate of Incorporation provides that vacancies for newly created directorships may be filled by a majority vote of the remaining directors and removal for cause may only be made by the vote of a majority of the outstanding shares.

    Amendment of any of the foregoing provisions of our Certificate of Incorporation requires the approval of the holders of at least 66 2/3% of our stock issued and outstanding having voting power, given at a duly convened stockholders meeting upon a proposal adopted by our board.

    Under our Bylaws, a special meeting of stockholders may be called only by certain officers or a majority of the board.

CERTAIN PROVISIONS OF DELAWARE LAW

    We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law, or DGCL. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined therein) with a Delaware corporation for three years following the date of the transaction in which the person became an interested stockholder, unless

    (a) before the date of the proposed action, the board of directors of the corporation approved either the business combination or the transaction in which the stockholder became an interested stockholder;

    (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock plans); or

    (c) on or after the date of the proposed action, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder.

LIMITATION OF LIABILITY AND INDEMNIFICATION AGREEMENTS

    Our Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, our directors will not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL, liability of a director may not be limited

    (a) for any breach of the director's duty of loyalty to us or our stockholders,

    (b) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law,

    (c) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and

    (d) for any transaction from which the director derives an improper personal benefit.

    The effect of the provisions of our Certificate of Incorporation is to eliminate our rights and the rights of our stockholders (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior), except in the situations described in clauses (a) through (d) above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek nonmonetary relief, such as an injunction or rescission, in the event of a breach of a director's duty of care. In addition, our Certificate of Incorporation provides that we will indemnify our directors, officers, employees and agents against losses incurred by any such person because such person was acting in such capacity.

                                  UNDERWRITING

    Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and International Rectifier and the selling stockholder have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Salomon Smith Barney Inc....................................
J.P. Morgan & Co............................................
Banc of America Securities LLC..............................
Gruntal & Co., LLC..........................................
                                                              ---------
  Total.....................................................  8,000,000
                                                              =========

    The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

    Salomon Smith Barney Inc. is acting as book-running lead manager for this offering. Salomon Smith Barney Inc. and J.P. Morgan & Co. are acting as joint-lead managers. The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public
offering price less a concession not in excess of $           per share. The
underwriters may allow, and such dealers may reallow, a concession not in excess
of $           per share on sales to certain other dealers. If all of the shares are not sold at the offering price, the underwriters may change the public offering price and the other selling terms.

    International Rectifier has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,200,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

    International Rectifier and its executive officers and directors have agreed that, for a period of 90 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., dispose of or hedge any shares of common stock of International Rectifier or any securities convertible into or exchangeable for common stock. Salomon Smith Barney Inc. in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice. The common stock is listed on The New York Stock Exchange and the Pacific Exchange under the symbol "IRF".

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by International Rectifier and the selling stockholder in connection with this offering.

These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                    PAID BY INTERNATIONAL
                                                          RECTIFIER            PAID BY SELLING STOCKHOLDER
                                                 ---------------------------   ----------------------------
                                                 NO EXERCISE   FULL EXERCISE   NO EXERCISE    FULL EXERCISE
                                                 -----------   -------------   ------------   -------------
Per share......................................     $              $              $               $
Total..........................................     $              $              $               $

    In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member.

    Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on The New York Stock Exchange, the Pacific Exchange or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

    International Rectifier will pay the expense of this offering, estimated to be $800,000.

    International Rectifier and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.


                 CERTAIN UNITED STATES FEDERAL TAX CONSEQUENCES
                      TO NON-U.S. HOLDERS OF COMMON STOCK



    The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of common stock by a Non-U.S. Holder. When we use the term "Non-U.S. Holder," we mean any person or entity that is not a United States Holder ("U.S. Holder"). A U.S. Holder is any beneficial owner of common stock that is:



    - a citizen or resident of the United States,



    - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof,



    - an estate the income of which is subject to United States federal income taxation regardless of its source, or



    - a trust, (x) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in section 7701(a)(30) of the Internal Revenue Code of 1986, as amended (the "Code"), or (y) that has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

    This discussion does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state and local consequences that may be relevant to such Non-U.S. Holders in light of their personal circumstances. Furthermore, this discussion is based on provisions of the Code, existing and proposed regulations promulgated thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change. We advise each prospective purchaser of common stock to consult a tax advisor with respect to current and possible future tax consequences of acquiring, holding and disposing of common stock as well as any tax consequences that may arise under the laws of any United States state, municipality or other taxing jurisdiction.



DIVIDENDS



    Dividends paid to a Non-U.S. Holder of common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where a tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not subject to the withholding tax, but instead are subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.



    Through December 31, 2000, dividends paid to an address outside the United States are presumed to be paid to a resident of that country (unless the payer has knowledge to the contrary) for purposes of the withholding tax discussed above and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. However, United States Treasury regulations (the "Final Regulations") provide that a Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate (and avoid back-up withholding as discussed below) for dividends paid after December 31, 2000, will be required to satisfy applicable certification and other requirements.



    A Non-U.S. Holder of common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service (the "IRS").



GAIN ON DISPOSITION OF COMMON STOCK



    A Non-U.S. Holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where a tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (2) in the case of a Non-U.S. Holder who is an individual and holds the common stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (3) we are or have been a "United States real property holding corporation" for United States federal income tax purposes.



    An individual Non-U.S. Holder described in clause (1) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual Non-U.S. Holder described in clause (2) above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses (even though the individual is not considered a resident of the United States). If a Non-U.S. Holder that is a foreign corporation falls under clause (1) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits (within the meaning of the Code) for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate or exemption under an applicable income tax treaty.



    We believe we are not and we do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.



    Special rules may apply to certain Non-U.S. Holders, such as foreign insurance companies, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," and companies that accumulate earnings for the purpose of avoiding tax, that are subject to special treatment under the Code. Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.



FEDERAL ESTATE TAX



    Common stock held by an individual Non-U.S. Holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.



INFORMATION REPORTING AND BACKUP WITHHOLDING



    We must report annually to the IRS and to each Non-U.S. Holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.



    Under current law, backup withholding at the rate of 31% (as opposed to the general withholding tax rate of 30% described above) generally will not apply to dividends paid to a Non-U.S. Holder at an address outside the United States (unless the payer has knowledge that the payee is a U.S. person). Under the Final Regulations, however, a Non-U.S. Holder will be subject to backup withholding unless applicable certification requirements are met.



    Payment of the proceeds of a sale of common stock within the United States or conducted through certain U.S. related financial intermediaries is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payer does not have actual knowledge that the beneficial owner is a United States person) or the holder otherwise establishes an exemption.



    Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's United States federal income tax liability provided the required information is furnished to the IRS.


                                 LEGAL MATTERS

    O'Melveny & Myers LLP, Los Angeles, California, will pass upon the validity of the shares of common stock we are offering. Latham & Watkins, Los Angeles, California will pass upon certain legal matters for the underwriters.

                                    EXPERTS

    The consolidated financial statements as of June 30, 1999 and 1998 and for each of the three years in the period ended June 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC's Website at "http://www.sec.gov."

    The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. When we file information with the SEC in the future, that information will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make prior to the termination of the offering to the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1.  our Annual Report on Form 10-K for the fiscal year ended June 30, 1999;

2. our Quarterly Reports on Form 10-Q for the quarters ended September 30, 1999 and December 31, 1999;

3.  our Current Report on Form 8-K, dated July 6, 1999; and

4. the description of our common stock contained in our Registration Statement on Form 8-A filed with the Commission on June 17, 1985 (which incorporates by reference the description of our Common Stock contained in our Registration Statement on Form S-3 filed with the Commission on June 14,
    1985) and the description of our share purchase rights contained in our Registration Statement on Form 8-A filed with the Commission on August 21, 1996, and any amendment or report filed for the purpose of updating such descriptions.

You may request a copy of these filings, at no cost, by writing or telephoning us at:

                            L. Michael Russell, Esq.
                      Executive Vice President, Secretary
                              and General Counsel
                      International Rectifier Corporation
                               233 Kansas Street
                          El Segundo, California 90245
                           Telephone: (310) 726-8268

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................    F-2
Consolidated Statement of Operations for the fiscal years
  ended June 30, 1997, 1998 and 1999 and the six-month
  periods ended December 31, 1998 and 1999 (unaudited)......    F-3
Consolidated Statement of Comprehensive Income for the
  fiscal years ended June 30, 1997, 1998 and 1999 and the
  six-month periods ended December 31, 1998 and 1999
  (unaudited)...............................................    F-4
Consolidated Balance Sheet as of June 30, 1998 and 1999 and
  as of December 31, 1999 (unaudited).......................    F-5
Consolidated Statement of Stockholders' Equity for the
  fiscal years ended June 30, 1997, 1998 and 1999 and for
  the six-month period ended December 31, 1999
  (unaudited)...............................................    F-6
Consolidated Statement of Cash Flows for the fiscal years
  ended June 30, 1997, 1998 and 1999 and for the six-month
  periods ended December 31, 1998 and 1999 (unaudited)......    F-7
Notes to Consolidated Financial Statements..................    F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Stockholders and Board of Directors

International Rectifier Corporation

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows present fairly, in all material respects, the financial position of International Rectifier Corporation and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

    As discussed in Note 1 to the consolidated financial statements, in fiscal 1999 the Company changed its method of accounting for the cost of start-up activities.

PricewaterhouseCoopers LLP

Los Angeles, California
July 27, 1999, except for Note 9, as to which the date is September 14, 1999

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                               SIX MONTHS ENDED
                                             FISCAL YEARS ENDED JUNE 30,         DECEMBER 31,
                                            ------------------------------   ---------------------
                                              1997       1998       1999        1998        1999
                                            --------   --------   --------   ----------   --------
                                                                             (RESTATED)
                                                                                  (UNAUDITED)
Revenues..................................  $486,127   $551,891   $545,371    $260,330    $323,337
Cost of sales.............................   323,067    375,727    393,379     187,967     216,916
                                            --------   --------   --------    --------    --------
  Gross profit............................   163,060    176,164    151,992      72,363     106,421
Selling and administrative expense........   105,954    104,661     98,193      48,605      53,740
Research and development expense..........    35,495     39,132     40,512      20,418      21,660
Impairment of assets, restructuring and
  severance charges (Note 4)..............    71,000         --     24,520      12,000          --
                                            --------   --------   --------    --------    --------
  Operating profit (loss).................   (49,389)    32,371    (11,233)     (8,660)     31,021
Other income (expense):
  Interest, net...........................    (4,015)    (7,288)   (11,120)     (5,356)     (7,320)
  Other, net..............................       714       (494)    53,509      44,347         600
                                            --------   --------   --------    --------    --------
Income (loss) before income taxes and
  cumulative effect of accounting
  change..................................   (52,690)    24,589     31,156      30,331      24,301
Provision (benefit) for income taxes (Note
  6)......................................    (9,484)     8,114     10,780      10,503       6,788
                                            --------   --------   --------    --------    --------
Income (loss) before cumulative effect of
  accounting change.......................   (43,206)    16,475     20,376      19,828      17,513
Cumulative effect of change in accounting
  principle, net of income tax benefit of
  $5,431..................................        --         --    (26,154)    (26,154)         --
                                            --------   --------   --------    --------    --------
Net income (loss).........................  $(43,206)  $ 16,475   $ (5,778)   $ (6,326)   $ 17,513
                                            ========   ========   ========    ========    ========
Net income (loss) per common share:
Basic:
  Income (loss) before cumulative effect
    of change in accounting principle.....  $  (0.84)  $   0.32   $   0.39    $   0.38    $   0.34
  Cumulative effect of change in
    accounting principle..................        --         --      (0.50)      (0.50)         --
                                            --------   --------   --------    --------    --------
  Net income (loss) per common
    share--Basic (Note 7).................  $  (0.84)  $   0.32   $  (0.11)   $  (0.12)   $   0.34
                                            ========   ========   ========    ========    ========
Diluted:
  Income (loss) before cumulative effect
    of change in accounting principle.....  $  (0.84)  $   0.32   $   0.39    $   0.38    $   0.33
  Cumulative effect of change in
    accounting principle..................        --         --      (0.50)      (0.50)         --
                                            --------   --------   --------    --------    --------
  Net income (loss) per common share--
    Diluted (Note 7)......................  $  (0.84)  $   0.32   $  (0.11)   $  (0.12)   $   0.33
                                            ========   ========   ========    ========    ========
Average common shares outstanding--Basic
  (Note 7)................................    51,307     51,248     51,612      51,523      51,974
                                            ========   ========   ========    ========    ========
Average common shares and potentially
  dilutive securities outstanding--Diluted
  (Note 7)................................    51,307     51,674     51,788      51,605      53,594
                                            ========   ========   ========    ========    ========

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
                                 (IN THOUSANDS)

                                                                                   SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED JUNE 30,         DECEMBER 31,
                                                ------------------------------   ---------------------
                                                  1997       1998       1999        1998        1999
                                                --------   --------   --------   ----------   --------
                                                                                 (RESTATED)
                                                                                      (UNAUDITED)
Net income (loss).............................  $(43,206)  $16,475    $(5,778)     $(6,326)   $17,513
Other comprehensive income (loss), net of tax
  effect of $(146) at June 30, 1997, $903 at
  June 30, 1998, $305 at June 30, 1999, ($684)
  at December 31, 1998 and ($290) at December
  31, 1999, respectively:
  Foreign currency translation adjustments....       666    (1,835)      (579)       1,977      1,039
                                                --------   -------    -------      -------    -------
Comprehensive income (loss)...................  $(42,540)  $14,640    $(6,357)     $(4,349)   $18,552
                                                ========   =======    =======      =======    =======

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                      (IN THOUSANDS EXCEPT SHARE AMOUNTS)

                                                              JUNE 30,   JUNE 30,   DECEMBER 31,
                                                                1998       1999         1999
                                                              --------   --------   ------------
                                                                                    (UNAUDITED)
                                             ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 32,294   $ 31,497     $ 30,028
  Short-term investments....................................    13,232      8,900           --
  Trade accounts receivable, less allowance for doubtful
    accounts ($1,401 at June 30, 1998 and $2,168 at June 30,
    1999)...................................................   129,738    121,659      145,804
  Inventories...............................................   130,653    108,463      110,239
  Deferred income taxes (Note 6)............................     8,080     16,078       15,069
  Prepaid expenses and other receivables....................     3,253     19,677       15,407
                                                              --------   --------     --------
    Total current assets....................................   317,250    306,274      316,547
Property, plant and equipment, at cost, less accumulated
  depreciation ($208,879 at June 30, 1998 and $252,707 at
  June 30, 1999)............................................   390,892    380,504      377,920
Other assets................................................    27,685     22,307       24,422
                                                              --------   --------     --------
    Total assets............................................  $735,827   $709,085     $718,889
                                                              ========   ========     ========

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Bank loans (Note 2).......................................  $ 28,153   $ 14,996     $ 13,536
  Long-term debt, due within one year (Note 2)..............    37,226      8,047        7,904
  Accounts payable..........................................    46,637     64,809       63,810
  Accrued salaries, wages and commissions...................    15,875     19,546       17,444
  Other accrued expenses....................................    26,042     33,234       33,562
                                                              --------   --------     --------
    Total current liabilities...............................   153,933    140,632      136,256
Long-term debt, less current maturities.....................   141,528    158,418      152,620
Other long-term liabilities.................................    29,352      7,142        6,719
Deferred income taxes (Note 6)..............................    11,364      6,619        5,608
Commitments and contingencies (Notes 9, 10, 11, 13, 14 and
  15)
Stockholders' equity (Notes 1 and 3):
  Common shares, $1 par value, authorized: 150,000,000;
    issued and outstanding: 51,350,923 shares at June 30,
    1998 and 51,780,700 shares at June 30, 1999.............    51,351     51,781       52,061
  Preferred shares, $1 par value, authorized: 1,000,000;
    issued and outstanding: none............................        --         --           --
  Capital contributed in excess of par value of shares......   255,195    257,746      260,326
  Retained earnings.........................................    98,646     92,868      110,381
  Accumulated other comprehensive loss......................    (5,542)    (6,121)      (5,082)
                                                              --------   --------     --------
    Total stockholders' equity..............................   399,650    396,274      417,686
                                                              --------   --------     --------
    Total liabilities and stockholders' equity..............  $735,827   $709,085     $718,889
                                                              ========   ========     ========

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                     (IN THOUSANDS EXCEPT SHARE QUANTITIES)

                                                           CAPITAL
                                                         CONTRIBUTED                ACCUMULATED
                                                         IN EXCESS OF                  OTHER
                                               COMMON     PAR VALUE     RETAINED   COMPREHENSIVE
                                               SHARES     OF SHARES     EARNINGS   INCOME(LOSS)     TOTAL
                                              --------   ------------   --------   -------------   --------
BALANCE, JUNE 30, 1996......................  $50,821       $249,388    $125,377      $(4,373)     $421,213
Issuance of common shares:
  48,440--exercise of stock options.........       49            342          --           --           391
  182,190--stock purchase plan..............      182          2,306          --           --         2,488
Tax benefits from exercise of stock options        --
  and stock purchase plan...................                     163          --           --           163
Net loss for the year ended June 30, 1997...       --             --     (43,206)          --       (43,206)
Foreign currency translation adjustments....       --             --          --          666           666
                                              -------       --------    --------      -------      --------
BALANCE, JUNE 30, 1997......................   51,052        252,199      82,171       (3,707)      381,715
Issuance of common shares:
  82,361--exercise of stock options.........       82            528          --           --           610
  216,655--stock purchase plan..............      217          2,181          --           --         2,398
Tax benefits from exercise of stock options        --
  and stock purchase plan...................                     287          --           --           287
Net income for the year ended June 30,             --
  1998......................................                      --      16,475           --        16,475
Foreign currency translation adjustments....       --             --          --       (1,835)       (1,835)
                                              -------       --------    --------      -------      --------
BALANCE, JUNE 30, 1998......................   51,351        255,195      98,646       (5,542)      399,650
Issuance of common shares:
  85,600--exercise of stock options;........       86            549          --           --           635
  344,177--stock purchase plan..............      344          2,040          --           --         2,384
Adjustment to tax benefits from exercise of        --
  stock options and stock purchase plan.....                     (38)         --           --           (38)
Net loss for the year ended June 30, 1999...       --             --      (5,778)          --        (5,778)
Foreign currency translation adjustments....       --             --          --         (579)         (579)
                                              -------       --------    --------      -------      --------
BALANCE, JUNE 30, 1999......................   51,781        257,746      92,868       (6,121)      396,274
Issuance of common shares (unaudited):
  148,274--exercise of stock options........      148          1,614          --           --         1,762
  132,480--stock purchase plan..............      132            966          --           --         1,098
Net income for the six months ended                --
  December 31, 1999 (unaudited).............                      --      17,513           --        17,513
Foreign currency translation adjustments           --
  (unaudited)...............................                      --          --        1,039         1,039
                                              -------       --------    --------      -------      --------
BALANCE, DECEMBER 31, 1999 (UNAUDITED)......  $52,061       $260,326    $110,381      $(5,082)     $417,686
                                              =======       ========    ========      =======      ========

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                SIX MONTHS ENDED
                                              FISCAL YEARS ENDED JUNE 30,         DECEMBER 31,
                                             ------------------------------   ---------------------
                                               1997       1998       1999        1998        1999
                                             --------   --------   --------   ----------   --------
                                                                              (RESTATED)
                                                                                   (UNAUDITED)
Cash flow from operating activities:
  Net income (loss)........................  $(43,206)  $ 16,475   $ (5,778)   $ (6,326)   $ 17,513
    Adjustments to reconcile net income
      (loss) to net cash provided by
      operating activities:
      Depreciation and amortization........    37,103     38,937     46,162      23,285      26,316
      Deferred income......................      (718)      (600)      (600)       (300)       (300)
      Deferred income taxes................   (15,500)     9,452     (7,231)      2,444          (8)
      Deferred compensation................     3,170     (1,892)    (6,888)     (6,193)        (92)
      Impairment of assets, restructuring
        and severance charges..............    75,000         --     27,020      14,500          --
      Cumulative effect of change in
        accounting principle...............        --         --     26,154      26,154          --
      Change in working capital (Note 1)...   (34,455)   (16,291)    18,373     (13,978)    (20,125)
                                             --------   --------   --------    --------    --------
Net cash provided by operating
  activities...............................    21,394     46,081     97,212      39,586      23,304
                                             --------   --------   --------    --------    --------
Cash flow from investing activities:
  Additions to property, plant and
    equipment..............................   (99,762)   (90,280)   (71,577)    (38,468)    (23,290)
  Purchase of short-term investments.......   (67,000)   (47,550)   (12,900)     (4,000)     (3,000)
  Proceeds from sale of short-term
    investments............................    68,150     51,168     17,232      13,232      11,900
  Change in other noncurrent assets........    (9,117)    (5,596)     8,862         336      (2,027)
                                             --------   --------   --------    --------    --------
Net cash used in investing activities......  (107,729)   (92,258)   (58,383)    (28,900)    (16,417)
                                             --------   --------   --------    --------    --------
Cash flow from financing activities:
  Net proceeds from issuance of (repayments
    of) short-term bank debt...............       518     16,922    (12,727)    (20,475)     (1,800)
  Proceeds from issuance of long-term
    debt...................................   100,187     42,128    192,669      42,443          52
  Payments on long-term debt and
    obligations under capital leases.......   (15,511)   (18,650)  (217,352)    (43,352)     (5,900)
  Net proceeds from issuance of common
    stock..................................     2,879      3,295      2,981       1,216       2,860
  Other....................................      (970)    (1,560)    (5,647)       (694)     (3,990)
                                             --------   --------   --------    --------    --------
Net cash provided by (used in) financing
  activities...............................    87,103     42,135    (40,076)    (20,862)     (8,778)
                                             --------   --------   --------    --------    --------
Effect of exchange rate changes on cash and
  cash equivalents.........................        36       (228)       450         740         422
                                             --------   --------   --------    --------    --------
Net increase (decrease) in cash and cash
  equivalents..............................       804     (4,270)      (797)     (9,436)     (1,469)
Cash and cash equivalents, beginning of
  period...................................    35,760     36,564     32,294      32,294      31,497
                                             --------   --------   --------    --------    --------
Cash and cash equivalents, end of period...  $ 36,564   $ 32,294   $ 31,497    $ 22,858    $ 30,028
                                             ========   ========   ========    ========    ========

         The accompanying notes are an integral part of this statement.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BUSINESS

    International Rectifier Corporation ("Company") is a leading designer, manufacturer and marketer of power semiconductors and the leading worldwide supplier of a type of power semiconductor called a MOSFET, a metal oxide semiconductor field effect transistor. Power semiconductors perform a power management function by converting electricity into a form more usable by electrical products. The technology advancements of power semiconductors increase system efficiency, allow more compact end products, improve features and functionality and extend battery life. The Company's products are used in a range of end markets, including communications, consumer electronics, information technology, automotive, industrial and government/space.

    IR was founded as a California corporation in 1947 and reincorporated in Delaware in 1979.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries that are located in Europe, Mexico, Japan and Southeast Asia. All material intercompany transactions have been eliminated.

    UNAUDITED INFORMATION

    The consolidated financial statements and related disclosures for the six-month periods ended December 31, 1998 and 1999 included herein are unaudited; however, they contain all normal recurring adjustments which, in the opinion of management, are necessary to present fairly the consolidated financial position of the Company at December 31, 1999 and the consolidated results of operations and cash flows for the six-month periods ended
December 31, 1998 and 1999. It should be understood that accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end. The results of operations for the six-month period ended December 31, 1999 are not necessarily indicative of the results to be expected for the full year.

    FISCAL PERIODS

    The Company operates on a fiscal calendar under which fiscal 1997 consisted of 52 weeks ending June 29. Fiscal 1998 consisted of 53 weeks ending July 5 and fiscal 1999 consisted of 52 weeks ending July 4. For convenience, all references herein to fiscal years are to fiscal years ended June 30. The six months ended December 31, 1998 and 1999 each consisted of 26 weeks.

    REVENUE RECOGNITION

    The Company recognizes revenues from product sales to all customers, including distributors, at the time of shipment.

    RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    ADVERTISING

    The Company expenses all advertising costs in the periods in which those costs are incurred. The Company shares portions of certain distributors' advertising expenses through cooperative advertising arrangements. In fiscal 1997, 1998 and 1999, the Company spent approximately $4,078,000, $3,579,000 and
$3,928,000, respectively, on advertising. In the six months ended December 31, 1998 and 1999, the Company spent approximately $1,886,000 and $1,761,000, respectively, on advertising.

    ENVIRONMENTAL COSTS

    Costs incurred to investigate and remediate contaminated sites are expensed.

    INCOME TAXES

    Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted rates in effect during the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

    At June 30, 1999, U.S. income taxes have not been provided on approximately $24,550,000 of undistributed earnings of foreign subsidiaries since management considers these earnings to be invested indefinitely or substantially offset by foreign tax credits. It is not practicable to estimate the amount of unrecognized deferred U.S. taxes on these undistributed earnings.

    NET INCOME (LOSS) PER COMMON SHARE

    Net income (loss) per common share-Basic is computed by dividing net income
(loss) available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. The computation of Net income (loss) per common share-Diluted is similar to the computation of Net income (loss) per common share-Basic except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

    STATEMENT OF CASH FLOWS

    The Company invests excess cash from operations in investment grade money market instruments. The Company considers all highly liquid debt instruments with a purchased maturity of three months or less to be cash equivalents. Components in the change in working capital for the fiscal years ended

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
June 30, 1997, 1998 and 1999 and for the periods ended December 31, 1998 and 1999, were comprised of the following (in thousands):

                                                               SIX MONTHS ENDED
                              FISCAL YEARS ENDED JUNE 30,        DECEMBER 31,
                             ------------------------------   -------------------
                               1997       1998       1999       1998       1999
                             --------   --------   --------   --------   --------
Trade accounts receivable,
  net......................  $   (929)  $ (8,381)  $ (1,107)  $ 17,571   $(17,066)
Inventories................   (35,643)   (16,104)    15,494     14,864     (1,275)
Prepaid expenses and other
  receivables..............       764       (279)    (6,704)   (44,694)     1,094
Accounts payable...........      (847)     7,106     18,525     (4,090)      (925)
Accrued salaries, wages and
  commissions..............       791      1,660      3,893     (2,647)    (2,220)
Other accrued expenses.....     1,409       (293)   (11,728)     5,018        267
                             --------   --------   --------   --------   --------
                             $(34,455)  $(16,291)  $ 18,373   $(13,978)  $(20,125)
                             ========   ========   ========   ========   ========

    Supplemental disclosures of cash flow information (in thousands):

                                                                        SIX MONTHS ENDED
                                       FISCAL YEARS ENDED JUNE 30,        DECEMBER 31,
                                      ------------------------------   -------------------
                                        1997       1998       1999       1998       1999
                                      --------   --------   --------   --------   --------
Cash paid during the period for:
  Interest..........................   $8,633     $7,423     $6,497     $7,402     $8,016
  Income taxes......................    3,096      2,050     18,274      1,609      2,675
Interest capitalized................    1,870      2,434      1,142        940        242

    SHORT-TERM INVESTMENTS

    The Company's short-term investments consist of investment grade money market instruments. All of the Company's investments have original maturities of less than one year. In accordance with the criteria established by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all investments have been classified as "available-for-sale." The Company utilizes the specific identification method for determining the cost of the investments. At June 30, 1998 and 1999, the cost of the investments approximates the market value.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVENTORIES

    Inventories are stated at the lower of cost (principally first-in, first-out) or market. Inventories at June 30, 1998 and 1999 and at December 31, 1999 were comprised of the following (in thousands):

                                              JUNE 30,   JUNE 30,   DECEMBER 31,
                                                1998       1999         1999
                                              --------   --------   ------------
Raw materials...............................  $ 21,101   $ 15,277     $ 15,769
Work-in-process.............................    56,224     52,124       52,908
Finished goods..............................    53,328     41,062       41,562
                                              --------   --------     --------
                                              $130,653   $108,463     $110,239
                                              ========   ========     ========

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Upon retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and any gain or loss on disposition is included in income. Depreciation is provided on the straight-line method, based on the estimated useful lives of the assets, or the units of production method based upon the estimated output of the equipment. Depreciation expense for the fiscal years ended June 30, 1997, 1998 and 1999 was $34,916,000, $38,937,000 and $46,162,000,
respectively. Depreciation expense for the six months ended December 31, 1998 and 1999 was $21,882,000 and $26,316,000, respectively. Property, plant and equipment at June 30, 1998 and 1999 and at December 31, 1999 were comprised of the following (in thousands):

                                             JUNE 30,    JUNE 30,    DECEMBER 31,
                                               1998        1999          1999
                                             ---------   ---------   ------------
Buildings and improvements.................  $ 122,904   $ 120,872     $ 145,273
Equipment..................................    417,261     425,194       404,130
Construction-in-progress...................     49,382      76,841        80,535
Less accumulated depreciation..............   (208,879)   (252,707)     (262,336)
                                             ---------   ---------     ---------
                                               380,668     370,200       367,602
Land.......................................     10,224      10,304        10,318
                                             ---------   ---------     ---------
                                             $ 390,892   $ 380,504     $ 377,920
                                             =========   =========     =========

    Depreciation of improvements to leased premises is provided on the straight-line method over the shorter of the remaining term of the lease or estimated useful lives of the improvements. Capital leases

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) included in property, plant and equipment at June 30, 1998 and 1999 and at December 31, 1999 were as follows (in thousands):

                                               JUNE 30,   JUNE 30,   DECEMBER 31,
                                                 1998       1999         1999
                                               --------   --------   ------------
Equipment....................................  $14,263    $ 13,607     $ 13,927
Less accumulated depreciation................   (9,105)    (10,882)     (10,631)
                                               -------    --------     --------
                                               $ 5,158    $  2,725     $  3,296
                                               =======    ========     ========

    Repairs and maintenance costs are charged to expense. In the fiscal years ended June 30, 1997, 1998 and 1999, repairs and maintenance costs were $16,016,000, $18,757,000 and $16,686,000, respectively. In the six months ended
December 31, 1998 and 1999, repairs and maintenance costs were $7,708,000 and $10,480,000, respectively.

    Historically, preoperating and start-up costs incurred in connection with construction of major new production facilities were capitalized until such facilities became operational. These costs were then amortized over the lives of such facilities. Effective fiscal 1999, preoperating and start-up costs are expensed as incurred in accordance with Statement of Position ("SOP") 98-5, as described more fully below in the Recent Accounting Pronouncements section of
Note 1 to the Consolidated Financial Statements.

    LONG-LIVED ASSETS

    The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that such assets might be impaired. The Company periodically evaluates the recoverability of its long-lived assets based on expected undiscounted cash flows and recognizes impairments, if any, based on expected discounted cash flows.

    INTANGIBLE ASSETS

    Patent and related costs are amortized using the straight-line method over the life of the related patent portfolio.

    CONCENTRATION OF RISK

    The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of insured limits.

    The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Receivables on average are due in 60 days. Credit losses have consistently been within management's expectations.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) FINANCIAL CURRENCY TRANSACTIONS

    In general, the functional currency of a foreign operation is deemed to be the local country's currency. Assets and liabilities of operations outside the United States are translated into U.S. dollars using current exchange rates. Income and expense are translated at average exchange rates prevailing during the period. The effects of foreign currency translation adjustments are included as a component of stockholders' equity. At June 30, 1998 and 1999, accumulated foreign currency translation losses were $5,542,000 and $6,121,000, respectively. At December 31, 1999, accumulated foreign currency translation loss was $5,082,000.

    The Company hedges certain portions of its exposure to foreign currency fluctuations of foreign currency denominated receivables and payables at certain of its international subsidiaries through forward foreign exchange contracts. At June 30, 1998 and 1999, the Company had approximately $26,100,000 and $44,581,000, respectively, of forward foreign exchange contracts outstanding with fair values of $25,916,000 and $43,922,000, respectively. At December 31, 1999, the Company had approximately $43,566,000 of forward foreign exchange contracts outstanding, with a fair value of $43,083,000. The fair value of foreign currency contracts is estimated based on the spot rate of the various hedged currencies as of the end of the period. Total net realized and unrealized gains or losses on forward contracts for the years ending June 30, 1998 and 1999 were $89,000 and $287,000, respectively. For the six months ended December 31, 1999, total net realized and unrealized losses on forward contracts were $568,000. These net realized and unrealized gains or losses were included in "Other Income (Expense)." The Company does not hold or issue forward contracts for trading purposes.

    At June 30, 1998 and 1999, maturities of the Company's forward foreign exchange contracts were three months or less in term.

    INTEREST RATE SWAPS

    Under the Company's new Credit Agreement entered into on June 30, 1999, the Company is required to hedge the interest rate for at least half of the $152.1 million in outstanding term loans under the agreement. The Company has entered into interest rate swap agreements to hedge 50% of these outstanding term loans. The purpose of these swaps is to offset with a fixed interest rate a portion of the risk inherent in this variable-rate debt. Under these agreements, IR will pay the counterparties (the parties assuming the interest rate risk) interest at a weighted average fixed rate of 6.2% and the counterparties will pay IR interest at a variable rate equal to LIBOR. The weighted average three-month LIBOR rate applicable to these agreements was 6.2% at December 31, 1999.

    ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) STOCK-BASED COMPENSATION

    The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." SFAS No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record stock-based employee compensation plans at fair value. The Company has elected to continue accounting for stock-based compensation in accordance with APB No. 25 and is providing the required disclosures under SFAS No. 123 in the Notes to the Consolidated Financial Statements.

    RECENT ACCOUNTING PRONOUNCEMENTS

    Effective the first day of fiscal 2000, the Company adopted SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use. The new guidance does not significantly differ from the Company's previous accounting treatment for software developed or obtained for internal use, and as a result, did not have a significant impact on the Consolidated Financial Statements.

    The Company elected early adoption of SOP 98-5, "Reporting on the Costs of Start-Up Activities," during fiscal 1999. This new accounting standard, issued in April 1998 by the American Institute of Certified Public Accountants, requires most entities to expense all start-up and preoperating costs as they are incurred. The Company previously deferred such costs and amortized them over the life of the related asset following the start-up of each new process. The early adoption of SOP 98-5 was required to be made retroactive to the beginning of the Company's first quarter of fiscal 1999. The cumulative effect of this change in accounting principle, net of income tax benefit of $5.4 million, was $26.2 million, $0.50 per basic and diluted share, and was recorded retroactively to the first quarter of fiscal 1999 as a one-time charge. Effective July 1, 1998, all start-up and preoperating costs are expensed as incurred.

    Effective July 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," and accordingly has included a separate Consolidated Statement of Comprehensive Income following the Company's Consolidated Statement of Income. Comprehensive income generally represents all changes in stockholders' equity during the period except those resulting from investments by, or distributions to, stockholders. The balance of accumulated other comprehensive income consists of accumulated foreign currency translation adjustments.

    On June 30, 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires publicly-held companies to report financial and descriptive information about their operating segments in financial statements issued to stockholders for interim and annual periods. The Statement also requires additional disclosures with respect to products and services, geographic areas of operation, and major customers. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and requires restatement of earlier periods presented. The Company adopted SFAS No. 131 in the fiscal year ended June 30, 1999. The adoption of SFAS No. 131 did not affect the Company's results of

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) operations or financial position, but did affect the disclosure of segment information as presented in Note 5 of the Notes to the Consolidated Financial Statements.

    In February 1998, the FASB issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." SFAS No. 132 supersedes the disclosure requirements for SFAS No. 87 "Employers' Accounting for Pensions," SFAS No. 88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans," and SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other than Pensions." This Statement is effective for fiscal years beginning after December 15, 1997. This Statement revises employers' disclosures about pension and postretirement benefit plans. The Company adopted SFAS No. 132 in the fiscal year ended June 30, 1999. The Company's pension obligation is immaterial and, therefore, not disclosed separately.

    In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," which was later amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 established standards for the accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. This Statement generally requires recognition of gains and losses on hedging instruments, based on changes in fair value or the earnings effect of a forecasted transaction. SFAS No. 133, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Management does not believe that SFAS No. 133 or SFAS No. 137 will have a material impact on the Consolidated Financial Statements.

    RECLASSIFICATION

    Certain reclassifications have been made to previously reported amounts to conform to the current-period presentation.

2. BANK LOANS AND LONG-TERM DEBT

    At June 30, 1999, the Company entered into a syndicated Credit Agreement with Banque Nationale de Paris as Sole Arranger, Administrative Agent and Issuing Agent and Sanwa Bank California as the Syndication Agent. The financing consisted of two term loans totaling $155 million due in 2004 and 2005 and a $70 million revolving credit facility. The proceeds from the term loans were used to pay down all of the Company's existing long-term unsecured bank loans and substantially all domestic loans. The interest rate on these two term loans is based on 3.0% and 3.5% above the applicable LIBOR rate and 2.0% to 2.5% above the applicable base rate. The base rate applies to borrowings which are shorter than 30 days. The interest rate on the revolving credit facility is based on either 3.0% above the applicable LIBOR rate or 2.0% above the prime rate as the Company may elect. At June 30, 1999, outstanding borrowings on the term loans were $155 million with a weighted average interest rate of 8.79% and the revolving credit facility had $70 million available for borrowing. At
December 31, 1999, $152.1 million was outstanding against these two term loans, and no borrowings had occurred against the $70 million revolving line of credit. The loans are collateralized by the majority of the Company's assets. The Credit Agreement imposes some restrictions, including the following: (a) maximum leverage, minimum interest coverage and fixed charge coverage ratios

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

2. BANK LOANS AND LONG-TERM DEBT (CONTINUED)
(b) minimum EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) (c) maximum capital expenditures and (d) a limitation on losses. The Credit Agreement also restricts the Company with respect to the payment of cash dividends, the sale of assets, mergers and acquisitions, additional financing, and investments.

    At June 30, 1999, the Company had $5.5 million outstanding in equipment-collateralized financing facilities and $5.7 million outstanding in foreign unsecured term loans. The Company had an additional $23.9 million of unsecured revolving credit facilities from financial institutions at foreign locations, of which at June 30, 1999, $15.0 million was outstanding.

    At December 31, 1999, the Company had $20.4 million in foreign revolving lines of credit, against which $13.5 million had been borrowed. Foreign term loan facilities of $3.6 million and equipment financing facilities of $4.8 million were both fully utilized. As of December 31, 1999, the Company had $253.8 million under its credit facilities, against which $174.1 million had been borrowed.

    The following is a summary of the Company's long-term debt and other loans at June 30, 1998 and 1999 and at December 31, 1999 (in thousands):

                                                              JUNE 30,   JUNE 30,   DECEMBER 31,
                                                                1998       1999         1999
                                                              --------   --------   ------------
Domestic bank loans collateralized by the majority of the
  Company's assets, payable in quarterly installments of
  principal and interest at variable rates of 8.6% and
  11.0%, due in 2004 and 2005...............................  $     --   $155,213     $152,134
Domestic bank loans collateralized by equipment, payable in
  varying monthly installments at rates from 6.4% to 8.7%,
  due through 2002, paid down in 1999.......................    45,599         --           --
Domestic unsecured bank loans payable in varying monthly
  installments..............................................   107,237         --           --
Capitalized lease obligations payable in varying monthly
  installments primarily at rates from 6.3% to 8.2%, due in
  2002 through 2004.........................................       885      5,298        4,838
Foreign bank loans collateralized by property and/or
  equipment, payable in varying monthly installments at
  10.8%, due in 2000........................................     1,991        216          107
Foreign unsecured bank loans payable in varying monthly
  installments at rates from 4.3% to 8.4%, due in 2003
  through 2006..............................................    23,042      5,738        3,445
                                                              --------   --------     --------
Debt, including current portion of long-term debt...........   178,754    166,465      160,524
Foreign unsecured revolving bank loans at rates from 1.5% to
  8.5%......................................................    28,153     14,996       13,536
                                                              --------   --------     --------
Total Debt..................................................  $206,907   $181,461     $174,060
                                                              ========   ========     ========

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED


2. BANK LOANS AND LONG-TERM DEBT (CONTINUED)


    As of June 30, 1999, scheduled principal payments on long-term debt are as follows: fiscal 2000: $8,047,000; fiscal 2001: $11,775,000; fiscal 2002:
$9,810,000; fiscal 2003: $14,708,000; fiscal 2004: $16,997,000; and $105,128,000 thereafter.

    During fiscal 1997, 1998 and 1999, the Company incurred interest expense, net of capitalized interest, of $7,357,000, $10,060,000 and $12,703,000, respectively. During the six months ended December 31, 1998 and 1999, the Company incurred interest expense, net of capitalized interest, of $7,124,000 and $8,140,000, respectively.

    In accordance with SFAS No. 107 "Disclosures About Fair Value of Financial Instruments," the fair values of the Company's debt have been estimated based on current rates offered to the Company for debt of the same remaining maturities. The carrying amounts of the loans to the Company approximate their fair values.

3. CAPITAL STOCK

    EMPLOYEE STOCK PURCHASE PLAN

    The Company has a compensatory employee stock purchase plan ("ESPP"). Under this plan employees are allowed to designate between two and ten percent of their eligible compensation to purchase shares of the Company's common stock at 85 percent of fair market value at a designated date. During fiscal 1997, 1998 and 1999, 182,190, 216,655, and 344,177 shares were purchased at weighted average per share exercise prices of $13.66, $11.07 and $6.93, respectively. Shares authorized under this plan that remained unissued were 1,657,541, 1,440,886 and 1,096,709 at June 30, 1997, 1998 and 1999, respectively. The weighted average per share fair value of ESPP options granted, using the Black-Scholes method, in 1997, 1998 and 1999 was $5.54, $4.31 and $2.84 per share, respectively.

    STOCK OPTION PLANS

    The Company has four stock option plans, the Stock Option Plan of 1984 (as amended) ("1984 Plan"), the Amended and Restated Stock Incentive Plan of 1992 ("1992 Plan"), the 1997 Employee Stock Incentive Plan ("1997 Plan") and the 2000 Stock Incentive Plan ("2000 Plan"). Under the 1984 Plan and the 1992 Plan, options to purchase shares of the Company's common stock may be granted to the Company's employees, including executive officers, and to members of the Company's Board of Directors. Under the 1997 Plan, options to purchase shares of the Company's common stock may be granted to the Company's employees and consultants, but not to executive officers of the Company or members of its Board of Directors. Under the 2000 Plan, options to purchase shares of the Company's common stock may be granted to the Company's employees, officers, directors, and consultants and advisors. Options have been issued with an exercise price at least equal to the fair value of the Company's common stock at the date of grant ("at market") and become generally exercisable in annual installments of 20%, beginning on the first anniversary date.

    The 1984 Plan terminated in August 1994. As of June 1999, there are no remaining options outstanding under the 1984 Plan. During fiscal 1997, 1998 and 1999, 2,400, 2,800 and 14,000 shares, respectively, expired under the 1984 Plan.

    In November 1996, the stockholders of the Company approved an amendment to the stock option plan of 1992. The amendment broadened the types of options and other stock-based awards (e.g.,

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

3. CAPITAL STOCK (CONTINUED)
restricted stock, SARs and performance shares) that may be granted (prior to the amendment, only non-qualified options could be granted), extended the term of the 1992 Plan for three years to December 31, 2002, retained the provision for the annual increase in shares of the Company's common stock available for grant of 1.5% of outstanding shares, increased the maximum number of shares that may be granted to non-employee directors from 100,000 to 120,000 (including an annual grant of 5,000 shares to each such director), reduced the holding period for full vesting of certain non-employee director options from one year to six months, and generally provided the committee of the Board of Directors that administers the 1992 Plan with substantial powers and discretion in respect to awards. During fiscal 1998 and 1999, only non-qualified options were issued, at market, under the 1992 Plan. On January 1, 1997, 1998 and 1999, 764,078, 767,928
and 773,019 shares, respectively, were added to the 1992 Plan.

    The Board of Directors adopted the 1997 Plan in November 1997. The terms of the options authorized and granted under the 1997 Plan are substantially similar to those under the 1992 Plan. As of June 30 and December 31, 1999, there are 824,100 and 63,650 shares, respectively, available for future grants to eligible employees; no awards may be granted after December 31, 2002. Executive officers and directors are not eligible for grants under the 1997 Plan. During fiscal 1998 and 1999, only non-qualified options were issued under the 1997 Plan.

    In November 1999, the stockholders of the Company approved the 2000 Plan. The 2000 Plan is effective as of January 1, 2000, and there are 4,500,000 shares available for future grants to eligible persons. No awards may be granted under the 2000 Plan after December 31, 2009. As of December 31, 1999, no options have been issued.

    A summary of the status of options under the 1984, 1992 and 1997 Plans is as follows:

                                                  WEIGHTED AVERAGE   WEIGHTED AVERAGE
                                                  OPTION EXERCISE    GRANT DATE FAIR
                                       SHARES     PRICE PER SHARE    VALUE PER SHARE
                                      ---------   ----------------   ----------------
Outstanding, June 30, 1996..........  1,839,935        $12.75                --
  Options granted...................  1,018,000         17.49             $7.99
  Options exercised.................    (48,440)         8.08                --
  Options expired or canceled.......    (11,310)        14.69                --
                                      ---------
Outstanding, June 30, 1997..........  2,798,185         14.55                --
  Options granted...................  1,666,960         15.22              7.73
  Options exercised.................    (82,361)         7.41                --
  Options expired or canceled.......    (88,002)        15.29                --
                                      ---------
Outstanding, June 30, 1998..........  4,294,782         14.93                --
  Options granted...................  1,388,050          9.20              4.20
  Options exercised.................    (85,600)         7.42                --
  Options expired or canceled.......   (207,485)        13.69                --
                                      ---------
Outstanding, June 30, 1999..........  5,389,747         13.62                --
                                      =========

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

3. CAPITAL STOCK (CONTINUED)
    During the six months ended December 31, 1999, the Company granted 1,411,100 options, 148,274 options were exercised and 141,790 options expired or were cancelled.

    The following table summarizes significant option groups outstanding at June 30, 1999 and related weighted average price and life information:

                           OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                    ---------------------------------                    -------------------------------
     RANGE OF           NUMBER       WEIGHTED AVERAGE      WEIGHTED          NUMBER          WEIGHTED
  EXERCISE PRICE    OUTSTANDING AT      REMAINING          AVERAGE       EXERCISABLE AT      AVERAGE
     PER SHARE      JUNE 30, 1999      LIFE (YEARS)     EXERCISE PRICE   JUNE 30, 1999    EXERCISE PRICE
  ---------------   --------------   ----------------   --------------   --------------   --------------
  $ 5.50 to $6.94       223,200            7.9              $ 6.42             63,200         $ 6.20
    7.50 to 10.69     1,663,850            8.1                8.50            625,550           8.24
   11.19 to 16.75     1,858,915            7.8               13.33            910,303          12.95
   17.44 to 23.81     1,643,782            7.5               20.11            789,728          20.01
                      ---------                                             ---------
  $       5.50 to
  $23.81.........     5,389,747            7.8              $13.62          2,388,781         $13.87
                      =========                                             =========

    Additional information relating to the 1984, 1992 and 1997 Plans at June 30, 1997, 1998 and 1999 is as follows:

                                                          JUNE 30,
                                              ---------------------------------
                                                1997        1998        1999
                                              ---------   ---------   ---------
Options exercisable.........................    628,285   1,178,881   2,388,781
Options available for grant.................    710,278     746,448   1,309,902
Total reserved common stock shares for stock
  option plans..............................  3,508,463   5,041,230   6,699,649

    The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                                    JUNE 30,
                                                         ------------------------------
                                                           1997       1998       1999
                                                         --------   --------   --------
Expected life (years)..................................       5          5          5
Interest rate..........................................    6.43%      5.81%      5.40%
Volatility.............................................   49.95%     49.88%     57.03%
Dividend yield.........................................       0%         0%         0%

    The Company applies APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation programs. Had the Company recorded compensation expense using the accounting

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

3. CAPITAL STOCK (CONTINUED)
method recommended by SFAS No. 123, net income (loss) and net income (loss) per common share--Basic and Diluted would approximate the following (in thousands except per share data):

                                                    FISCAL YEAR ENDED JUNE 30,
                                                  ------------------------------
                                                    1997       1998       1999
                                                  --------   --------   --------
Net income (loss)
  As reported...................................  $(43,206)  $16,475    $(5,778)
  Pro forma.....................................   (45,273)   12,918    (10,091)
Net income (loss) per common share--Basic
  As reported...................................  $  (0.84)  $  0.32    $ (0.11)
  Pro forma.....................................     (0.88)     0.25      (0.20)
Net income (loss) per common share--Diluted
  As reported...................................  $  (0.84)  $  0.32    $ (0.11)
  Pro forma.....................................     (0.88)     0.25      (0.20)

    The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1996. The Company anticipates grants of additional awards in future years.

    SHAREHOLDER RIGHTS PLAN

    On August 2, 1996, the Company's Board of Directors adopted a Shareholder Rights Plan (the "Plan") under which preferred stock purchase rights (the "Rights") have been and will continue to be granted for each outstanding share of the Company's common stock held at the close of business on August 14, 1996. The Plan is intended to ensure fair and equitable treatment for all shareholders in the event of unsolicited attempts to acquire the Company.

    The Rights will become exercisable ten days after a person or group (the "Acquiror") has acquired beneficial ownership of 20% or more of the Company's common stock other than pursuant to a qualified offer, or announces or commences a tender offer or exchange offer that could result in the acquisition of beneficial ownership of 20% or more. Once exercisable, each Right entitles the holder to purchase one one-thousandth of a share of a new series of preferred stock at an exercise price of $135, subject to adjustment to prevent dilution. If the Acquiror acquires 20% or more of the Company's common stock, each Right (except those held by the Acquiror) entitles the holder to purchase either the Company's stock or stock in the merged entity at half of market value. The Rights have no voting power, expire on August 14, 2006, and may be redeemed at a price of $0.01 per Right up to and including the tenth business day after a public announcement that 20% or more of the Company's shares have been acquired by the Acquiror.

    The Company amended and restated its Rights Agreement, as of December 15, 1998, to remove the requirement that continuing directors vote in board approvals of certain corporate transactions.

4. IMPAIRMENT OF ASSETS, RESTRUCTURING AND SEVERANCE CHARGES

    Due to a decline in selling prices for its MOSFET and IGBT products, during the fourth quarter of fiscal 1997, the Company recorded a $75 million pretax charge related to a restructuring program designed to improve the Company's cost structure. Specifically, the restructuring activities included

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

4. IMPAIRMENT OF ASSETS, RESTRUCTURING AND SEVERANCE CHARGES (CONTINUED) shifting production from older manufacturing facilities to newer, more efficient facilities, changing business processes by consolidating order entry, customer support, inventory management, information systems and finance activities at fewer locations and accelerating the deployment of the Company's new product development center. The restructuring activities were expected to reduce the cost of the Company's business processes and lower product costs and result in increased flow of new products, which are less price sensitive. The charge was composed of $61 million for the write-down of assets, $4 million for the write-down of inventory, primarily wafers, to net realizable value and $10 million for termination benefits to be paid in connection with the severed employees. The restructuring activities occurred over an approximate eighteen-month transition period through December 31, 1998.

    The asset write-down of property and equipment of $61 million was determined by comparing the expected future undiscounted cash flows to the respective asset carrying value. If an asset was deemed to be impaired, the carrying value was adjusted to its expected future discounted cash flows. The net book value of the applicable property and equipment prior to the $61 million write-down was $79 million. The write-downs related to the following:

    1) Wafer fabrication equipment located in El Segundo, California with a carrying value of $21 million was adjusted to its fair value of $2 million. One wafer fabrication line, dedicated primarily to research and product development, was abandoned and replaced by a new product development facility in August 1998. The other wafer fabrication line, which manufactured product using equipment that processed 4-inch wafers, was abandoned and replaced with a more advanced line located in Italy, which processes 5-inch wafers, in August 1998. Using 5-inch wafers results in significant manufacturing savings. The current status of the wafer fabrication impaired equipment falls into three categories:
a) it was scrapped as of June 1997, b) it is idle with no viable plans for usage, or c) it is being used on a sporadic basis in research and development. There is no viable external market for this equipment.

    2) Assembly equipment in England of $26 million was adjusted to its fair value of $4 million. Specifically, three product assembly and packaging lines in England were operating at a gross margin loss. The Company has continued to utilize these lines periodically for market development activities, and these lines remain unprofitable.

    3) Information systems applications with a carrying value of $32 million were written down to $12 million as a result of lack of vendor support. The Company's software vendor changed business strategies and informed the Company of its intention to stop supporting and developing the software technology that certain of the Company's information systems applications were based upon. It was determined in June 1997 that no viable alternatives could be identified. As a result of this decision, the Company ceased development and implementation of certain forecasting, planning and order management programs and determined that the assets related to these specific activities were impaired (i.e. no future use and were abandoned). These assets consisted of costs related to external consulting fees and expenses. The remaining book value relates to modules that have not been abandoned.

    As of June 30, 1999, the Company had eliminated approximately 242 employees related to the June 1997 restructuring. The majority of the positions eliminated were operators and technicians at the Company's North American operations. The Company also eliminated production and assembly positions in its manufacturing operations in Italy due to the outsourcing of certain assembly activities. In addition, administrative and sales positions in France, England, Germany, Japan and North America, related to the regional consolidation of certain administrative functions, were eliminated.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

4. IMPAIRMENT OF ASSETS, RESTRUCTURING AND SEVERANCE CHARGES (CONTINUED)
    As of June 30, 1999, there was no remaining accrued severance liability in the Company's Consolidated Balance Sheet related to the June 1997 restructuring.

    During the second quarter of fiscal 1999, the Company recorded a $14.5 million restructuring charge associated with plans to relocate high-volume assembly lines from its facility in England to its facility in Mexico to take advantage of labor rate savings, to centralize more of its European customer service and administrative activities, and to reduce personnel. The Company expects to complete this operational transition over the next six months ending on June 30, 2000. The charge consisted of $5.9 million for estimated severance costs associated with the elimination of approximately 350 positions, primarily consisting of operators and technicians; $6.1 million for the write-off of assets to be abandoned; and $2.5 million, which was charged to Cost of Sales, for the write-down of inventory related to specialty product lines. None of the assets written down (primarily building improvements relating to the high-volume assembly production lines and production information systems) will remain in use, and all will be abandoned after the production lines are relocated. In the third quarter of fiscal 1999, the Company recorded a charge of $4.2 million relating to additional severance costs, after appropriate notification was given to 43 remaining affected employees in the sales, customer service and administrative areas. The severance per person was larger for the third-quarter fiscal 1999 restructuring versus the second-quarter fiscal 1999 restructuring as the 43 positions included in the third-quarter fiscal 1999 restructuring were primarily relatively high-paid employees in sales and administrative management. The 350 positions in the second-quarter fiscal 1999 restructuring were primarily operators and technicians who on average have a much lower salary level. Therefore, the Company estimates that, ultimately, charges associated with all of these actions will total approximately $18.7 million.

    As of June 30, 1999, the Company had eliminated 17 positions, paid
$2.8 million for termination benefits related to this program and recorded the asset impairment of $8.6 million. The remaining unutilized restructuring accrual of $7.3 million, which is classified as current, relates to severance payments to these previously notified employees for positions that are scheduled to be eliminated during the next twelve months. As of December 31, 1999, the Company had eliminated an additional 47 positions and paid an additional $3.2 million for termination benefits, leaving a remaining unutilized restructuring accrual of $4.1 million, which is classified as current.

    During the fourth quarter of fiscal 1999, the Company recorded an $8.3 million charge related to employee severance associated with the elimination of approximately 39 positions. This includes a reduction in sales and administrative management and staff levels and the resignation of Dr. Derek
B. Lidow who shared the responsibility of Chief Executive Officer. As of June 30, 1999, the Company had eliminated 4 positions and paid $3.5 million in termination benefits. The remaining unutilized severance accrual of $4.8 million at June 30, 1999, which is classified as current, relates to severance payments to these previously notified employees for positions that are scheduled to be eliminated during the next twelve months. As of December 31, 1999, the Company had eliminated an additional 21 positions and paid an additional $1.4 million in termination benefits, leaving a remaining unutilized restructuring accrual of $3.4 million, which is classified as current.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

5. GEOGRAPHIC SEGMENTS AND FOREIGN OPERATIONS

    As described in Note 1, the Company adopted SFAS No. 131 in fiscal 1999. The Company operates in one operating segment. Revenues from unaffiliated customers are based on the location in which the sale originated. Geographic information for the fiscal years ended June 30, 1997, 1998, 1999 and six months ended December 31, 1998 and 1999 is presented below (in thousands):

                                                                              SIX MONTHS ENDED
                                              FISCAL YEAR ENDED JUNE 30,        DECEMBER 31,
                                            ------------------------------   -------------------
                                              1997       1998       1999       1998       1999
                                            --------   --------   --------   --------   --------
Revenues from Unaffiliated Customers
  England.................................  $ 70,208   $ 85,900   $ 77,457   $ 38,692   $ 37,970
  Singapore...............................    57,656     59,840     79,489     36,900     57,368
  Other Foreign...........................   118,218    138,635    125,173     58,549     89,376
                                            --------   --------   --------   --------   --------
    Subtotal-Foreign......................   246,082    284,375    282,119    134,141    184,714
  United States...........................   219,717    250,283    236,732    115,042    123,511
  Unallocated royalties...................    20,328     17,233     26,520     11,147     15,112
                                            --------   --------   --------   --------   --------
      Total...............................  $486,127   $551,891   $545,371   $260,330   $323,337
                                            ========   ========   ========   ========   ========

                                                               JUNE 30,
                                                    ------------------------------   DECEMBER 31,
                                                      1997       1998       1999         1999
                                                    --------   --------   --------   ------------
Identifiable Assets
  England.........................................  $ 98,275   $107,220   $103,002     $ 83,782
  Singapore.......................................    47,993     55,958     62,625       66,457
  Other Foreign...................................    41,448     44,619     32,549       60,718
                                                    --------   --------   --------     --------
    Subtotal-Foreign..............................   187,716    207,797    198,176      210,957
  United States...................................   433,684    464,863    482,636      452,445
  Corporate Assets................................    58,353     63,167     28,273       55,487
                                                    --------   --------   --------     --------
      Total.......................................  $679,753   $735,827   $709,085     $718,889
                                                    ========   ========   ========     ========

    Corporate assets consist of cash, short-term investments, royalties receivable, inventory reserves, deferred taxes and certain other assets.

    No single customer accounted for more than 10% of the Company's consolidated net revenues in fiscal 1997 or 1998. One customer accounted for 10.7% of the Company's consolidated net revenues in fiscal 1999. For the six months ended December 31, 1999, one customer accounted for 11% of the Company's consolidated net revenues. No single customer accounted for more than 10% of the Company's consolidated net revenues in the six months ended December 31, 1998.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

6. INCOME TAXES

    Income (loss) before income taxes and cumulative effect of accounting change for the fiscal years ended June 30, 1997, 1998 and 1999 and six months ended December 31, 1998 and 1999 is as follows (in thousands):

                                                                                  SIX MONTHS ENDED
                                                 FISCAL YEARS ENDED JUNE 30,        DECEMBER 31,
                                                ------------------------------   -------------------
                                                  1997       1998       1999       1998       1999
                                                --------   --------   --------   --------   --------
  Domestic....................................  $(59,536)  $14,389    $29,907    $30,331    $ 5,262
  Foreign.....................................     6,846    10,200      1,249         --     19,039
                                                --------   -------    -------    -------    -------
                                                $(52,690)  $24,589    $31,156    $30,331    $24,301
                                                ========   =======    =======    =======    =======

    The provision (benefit) for income taxes for the fiscal years ended
June 30, 1997, 1998 and 1999, and for the periods ended December 31, 1998 and 1999, consists of (in thousands):

                                                                                    SIX MONTHS ENDED
                                                   FISCAL YEARS ENDED JUNE 30,        DECEMBER 31,
                                                  ------------------------------   -------------------
                                                    1997       1998       1999       1998       1999
                                                  --------   --------   --------   --------   --------
Current income taxes:
  Domestic......................................  $ (2,666)  $(4,940)   $   680    $    58     $  318
  Foreign.......................................     8,710     3,597     17,413      7,993      6,472
                                                  --------   -------    -------    -------     ------
                                                     6,044    (1,343)    18,093      8,051      6,790
                                                  --------   -------    -------    -------     ------
Deferred income taxes:
  Domestic......................................   (16,312)    9,009     (3,515)    (1,260)      (802)
  Foreign.......................................       784       448     (3,798)     3,712        800
                                                  --------   -------    -------    -------     ------
                                                   (15,528)    9,457     (7,313)     2,452         (2)
                                                  --------   -------    -------    -------     ------
Total provision (benefit).......................  $ (9,484)  $ 8,114    $10,780    $10,503     $6,788
                                                  ========   =======    =======    =======     ======

    Deferred taxes result primarily from temporary differences relating to depreciation, financial statement reserves and state taxes.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

6. INCOME TAXES (CONTINUED)
    The Company's effective tax rate (benefit) on pretax income (loss) differs from the U.S. Federal Statutory tax rate for the fiscal years ended June 30, 1997, 1998 and 1999 and six months ended December 31, 1998 and 1999 as follows:

                                                                                               SIX MONTHS ENDED
                                                      FISCAL YEARS ENDED JUNE 30,                DECEMBER 31,
                                                  ------------------------------------      ----------------------
                                                    1997          1998          1999          1998          1999
                                                  --------      --------      --------      --------      --------
Statutory tax rate (benefit)....................    (35.0)%       35.0%         35.0%         35.0%         35.0%
Change in valuation allowance...................       --          1.5          37.6          11.7          (7.6)
Foreign tax differential........................     14.4          3.7          51.2          39.4          14.0
Foreign tax credit benefit......................     (1.7)        (5.1)        (48.4)        (41.7)        (10.1)
Research tax credit benefit.....................     (0.4)        (1.0)        (42.1)         (8.7)         (4.8)
State taxes, net of federal tax benefit.........     (0.6)        (4.8)         (7.6)         (6.2)          1.2
Accrual without tax effect(1)...................      5.0           --            --            --            --
Deferred compensation...........................       --           --           7.0           5.9            --
Other, net......................................      0.3          3.7           1.9          (0.8)          0.2
                                                   ------        -----         -----         -----         -----
                                                    (18.0)%       33.0%         34.6%         34.6%         27.9%
                                                   ======        =====         =====         =====         =====

------------------------

(1) Accrual without tax effect is the increase in tax liabilities for additional income tax exposures resulting from worldwide tax audits.

    The major components of the net deferred tax asset (liability) are as follows (in thousands):

                                                                JUNE 30,          DECEMBER 31,
                                                           -------------------   --------------
                                                             1998       1999          1999
                                                           --------   --------   --------------
Deferred tax liabilities:
  Depreciation...........................................  $(51,833)  $(48,651)     $(48,826)
  Effect of state taxes..................................    (1,907)    (3,185)       (2,946)
  Other..................................................    (1,805)    (1,370)       (1,370)
                                                           --------   --------      --------
  Total deferred tax liabilities.........................   (55,545)   (53,206)      (53,142)
                                                           --------   --------      --------
Deferred tax assets:
  Financial statement reserves...........................     4,041      5,348         5,334
  Credit carryovers......................................    22,600     67,386        69,282
  Impairment of assets, restructuring and severance
    charges..............................................    16,158     17,941        16,141
  Inventory adjustment...................................     1,044        571          (626)
  Net operating loss carryovers..........................    12,599      2,582         1,782
  Other..................................................       116        649           651
                                                           --------   --------      --------
  Total deferred tax assets..............................    56,558     94,477        92,564
                                                           --------   --------      --------
Valuation allowance......................................    (4,297)   (31,812)      (29,961)
                                                           --------   --------      --------
Net deferred tax asset (liability).......................  $ (3,284)  $  9,459      $  9,461
                                                           ========   ========      ========

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

6. INCOME TAXES (CONTINUED)
    The Company's federal net operating loss ("NOL") carryforwards of $26,614,000 from fiscal 1998 will be fully utilized to offset taxable income in fiscal 1999. In addition, at June 30, 1999, the Company has approximately $16,188,000, $1,187,000 and $38,238,000, respectively, of foreign tax credits, investment tax credits, and research and development tax credit carryforwards, before valuation allowance, available to reduce income taxes otherwise payable, which expire from 2000 to 2019. In addition, the Company has approximately $3,497,000 of alternative minimum tax credits, which can be carried over indefinitely to offset regular tax liablilities to the extent of the alternative minimum tax, and a $8,276,000 state tax credit, before valuation allowance, which expires from 2004 to 2007.

    The Company's NOL carryforward benefits of $2,582,000 were generated from the Company's United Kingdom subsidiary. The NOLs can generally be carried forward indefinitely, with certain limitations.

    Realization of deferred tax assets is dependent upon generating sufficient taxable income. Management believes that there is a risk that certain deferred tax assets may result in no benefit and, accordingly, has established a valuation allowance of $31,812,000 against them at June 30, 1999. Although realization is not assured for the remaining deferred tax assets, management believes it is more likely than not that they will be realized through future taxable earnings or alternative tax strategies.

    The Internal Revenue Service is currently auditing the Company's income tax returns for fiscal 1995 through 1997. Management believes that resolution of the audit will not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

7. NET INCOME (LOSS) PER COMMON SHARE

    The reconciliation of the numerator and denominator of the Net income (loss) per common share--Basic and Diluted determined in accordance with SFAS No. 128 "Earnings per Share," was as

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

7. NET INCOME (LOSS) PER COMMON SHARE (CONTINUED) follows for the years ended June 30, 1997, 1998 and 1999 and for the six months ended December 31, 1998 and 1999 (in thousands except per share amounts):

                                                              INCOME         SHARES       PER SHARE
                                                            (NUMERATOR)   (DENOMINATOR)    AMOUNT
                                                            -----------   -------------   ---------
Year ended June 30, 1997
Net loss per common share--Basic..........................    $(43,206)       51,307       $(0.84)
  Effect of dilutive securities:
    Stock options.........................................          --            --           --
                                                              --------        ------       ------
Net loss per common share--Diluted........................    $(43,206)       51,307       $(0.84)
                                                              ========        ======       ======
Year ended June 30, 1998
Net income per common share--Basic........................    $ 16,475        51,248       $ 0.32
  Effect of dilutive securities:
    Stock options.........................................          --           426           --
                                                              --------        ------       ------
Net income per common share--Diluted......................    $ 16,475        51,674       $ 0.32
                                                              ========        ======       ======
Year ended June 30, 1999
Net loss per common share--Basic..........................    $ (5,778)       51,612       $(0.11)
  Effect of dilutive securities:
    Stock options.........................................          --           176           --
                                                              --------        ------       ------
Net loss per common share--Diluted........................    $ (5,778)       51,788       $(0.11)
                                                              ========        ======       ======
Six months ended December 31, 1998 (restated):
Net loss per common share--Basic..........................    $ (6,326)       51,523       $(0.12)
  Effect of dilutive securities:
    Stock options.........................................          --            82           --
                                                              --------        ------       ------
Net loss per common share--Diluted........................    $ (6,326)       51,605       $(0.12)
                                                              ========        ======       ======
Six months ended December 31, 1999:
Net income per common share--Basic........................    $ 17,513        51,974       $ 0.34
  Effect of dilutive securities:
    Stock options.........................................          --         1,620        (0.01)
                                                              --------        ------       ------
Net income per common share--Diluted......................    $ 17,513        53,594       $ 0.33
                                                              ========        ======       ======

8. PROFIT SHARING AND RETIREMENT PLANS

    The Company previously had a defined contribution plan for all eligible employees ("The Profit Sharing and Retirement Plan"). This plan provided for contributions by the Company in such amounts as the Board of Directors determined annually. Effective November 1, 1996, the Company elected to terminate its Profit Sharing and Retirement Plan in order to focus on improvements in its voluntary Retirement Savings Plan (401K). Employees and former employees not fully vested at the time of the plan termination became 100% vested and were given various distribution options as defined by

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

8. PROFIT SHARING AND RETIREMENT PLANS (CONTINUED)
ERISA. Under the established Retirement Savings Plan (401K), the Company made an annual contribution for each participating employee of up to $1,200 in fiscal 1997, 1998 and 1999. Combined plan contributions by the Company totaled $1,365,000, $1,261,000 and $1,174,000 for fiscal 1997, 1998 and 1999, respectively.

9. ENVIRONMENTAL MATTERS

    Federal, state, and local laws and regulations impose various restrictions and controls on the storage, use and discharge of certain materials, chemicals, and gases used in semiconductor manufacturing processes. The Company does not believe that compliance with such laws and regulations as now in effect will have a material adverse effect on the Company's results of operations, financial position or cash flows.

    However, under some of these laws and regulations, the Company could be held financially responsible for remedial measures if properties are contaminated, or if waste is sent to a landfill or recycling facility that becomes contaminated. Also, the Company may be subject to common law claims if it releases substances that damage or harm third parties. The Company cannot make assurances that changes in environmental laws and regulations will not require additional investments in capital equipment and the implementation of additional compliance programs in the future which could have a material adverse effect on the Company's results of operations, financial position or cash flows, as could any failure by the Company to comply with environmental laws and regulations.

    The Company and Rachelle Laboratories, Inc. ("Rachelle"), a former operating subsidiary of the Company that discontinued operations in 1986, were each named a potentially responsible party ("PRP") in connection with the investigation by the United States Environmental Protection Agency ("EPA") of the disposal of allegedly hazardous substances at a major superfund site in Monterey Park, California ("OII Site"). Certain PRPs who settled certain claims with the EPA under consent decrees filed suit in Federal Court in May 1992 against a number of other PRPs, including the Company, for cost recovery and contribution under the provisions of the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). The Company has settled all outstanding claims that have arisen out of the OII Site. No claims against Rachelle have been settled.

    The Company received a letter, directed to Rachelle, dated July 25, 1995, from the U.S. Department of Justice offering to settle claims against Rachelle relating to the first elements of clean-up work at the OII Site for $4,953,148 (the final remedy assessment has not yet been made). The offer stated that the settlement would not cover the cost of any additional remedial actions required to finish the clean-up. This settlement offer expired by its terms on September 1, 1995. On August 7, 1995, the Company received a Supplemental Information Request from the EPA directed to Rachelle, to which counsel for Rachelle responded with information regarding waste shipped to the OII Site. Counsel for Rachelle received a letter from the EPA dated September 30, 1997, requesting that Rachelle participate in the final remedial actions at the site, and counsel replied on October 21, 1997. The Company has taken the position that none of the wastes generated by Rachelle were hazardous. Neither the Company nor Rachelle, nor counsel for either of them, have received any further communication in connection with Rachelle's involvement with the OII Site.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

9. ENVIRONMENTAL MATTERS (CONTINUED)
    The Company cannot determine with accuracy the amount of the potential demand to Rachelle for the cost of the final remedy. Based upon information received to date, the Company believes that any demand for the cost of the final remedy would, if made, likely be significant, although it should be substantially below the demand amount for earlier phases of the OII Site clean-up. Any demands related to the costs for the final remedy would be in addition to the amount demanded for earlier phases of the OII Site clean-up. The Company's insurer has not accepted liability although it has made payments for defense costs for the lawsuit against the Company.

    The Company received a letter dated September 9, 1994, from the State of California Department of Toxic Substances Control stating that it may be a PRP for the deposit of hazardous substances at a facility in Whittier, California. In June 1995, the Company joined a group of other PRPs to remove contamination from the site. The group currently estimates the total cost of the clean-up to be between $20 million and $25 million, although the actual cost could be much higher. The Company estimated that it sent approximately 0.1% of the waste, by weight, sent by all PRPs contributing to the clean-up of the site, and the Company believes the cost of the clean-up will be roughly allocated among PRPs by the amount of waste contributed. On July 31, 1999, the group proposed two settlement offers to the Company: one for $34,165 and the second for $68,330. The first settlement offer covers investigation and remediation of the site itself and a small area extending beyond the site. The second settlement offer covers this area plus all additional downgradient contamination. On
September 14, 1999, the Company accepted the $68,330 settlement offer, which requires EPA acceptance, and made the required payment on September 28, 1999. There can be no assurance, however, that the EPA will accept the settlement offers or what the ultimate outcome of this matter will be. The Company believes that, whatever the outcome, it will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

10. COMMITMENTS

    The future minimum lease commitments under non-cancelable capital and operating leases of equipment and real property at June 30, 1999 are as follows (in thousands):

                                               CAPITAL    OPERATING      TOTAL
FISCAL YEARS                                    LEASES     LEASES     COMMITMENTS
------------                                   --------   ---------   -----------
2000.........................................  $ 1,589     $2,554       $ 4,143
2001.........................................    1,488      1,966         3,454
2002.........................................    1,334      1,120         2,454
2003.........................................    1,136        902         2,038
2004.........................................      788        736         1,524
Later years..................................       --      1,020         1,020
Less imputed interest........................   (1,037)        --        (1,037)
                                               -------     ------       -------
Total minimum lease payments.................  $ 5,298     $8,298       $13,596
                                               =======     ======       =======

    Total rental expense on all operating leases charged to income was $8,552,000, $7,698,000 and $6,710,000 in fiscal 1997, 1998 and 1999, respectively. For the six months ended December 31, 1998 and 1999, rental expense on operating leases charged to income was $3,308,000 and $2,709,000, respectively.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

10. COMMITMENTS (CONTINUED)
The Company had outstanding purchase commitments for capital expenditures of approximately $10.1 million at June 30, 1999 and approximately $18.8 million at December 31, 1999.

11. INTELLECTUAL PROPERTY RIGHTS

    Most of the Company's broadest power MOSFET patents were subject to, and have successfully emerged from, reexamination by the United States Patent and Trademark Office ("PTO"). The Company's 5,008,725 and 5,130,767 patents are currently undergoing reexamination in the PTO. Recently, the PTO issued a decision upholding the patentability of all the claims of the 5,008,725 patent.

12. OTHER INCOME (EXPENSE)

    Other income was $53.5 million in fiscal 1999, compared to other expense of $0.5 million in fiscal 1998 and other income of $0.7 million in fiscal 1997. Fiscal 1999 other income primarily consisted of proceeds from license agreements for prior periods and amounts in settlement of litigation for past patent infringement (net of legal costs and the share of the Company's royalty proceeds payable to Unitrode Corporation).

    In December 1998, the Company entered into licensing agreements with two competitors, Samsung Semiconductor, Inc. and Samsung Electronics Co., Ltd., (together "Samsung") and Fuji Electric Co., Ltd. ("Fuji"), with respect to the Company's power MOSFET/IGBT patents. The respective agreements provide for payments of royalties for prior periods. The agreement with Samsung also provides for a paid-up license that expired in April 1999. The agreement with Fuji provides for ongoing royalties on worldwide sales covered by the licensed patents of the Company.

    In March 1999, the Company entered into a licensing agreement with Shindengen Electric Company. The agreement, effective as of January 1, 1999, provided for payments of royalties for prior periods, as well as ongoing royalties on worldwide sales covered by the licensed patents of the Company.

    In June 1999, the Company entered into a licensing agreement with Rohm
Co., Ltd. The agreement provides for payments of royalties for prior periods, as well as ongoing royalties on worldwide sales covered by the licensed patents of the Company.

13. LITIGATION

    On December 6, 1999, the Company filed suit in Federal District Court in Los Angeles, California against Semiconductor Components Industries, LLC, dba ON Semiconductor, alleging infringement of certain of the Company's U.S. patents. The suit seeks damages and customary relief in such matters.

    The Company, along with 87 other companies, was sued in Phoenix, Arizona federal court on February 26, 1999, by the Lemelson Foundation for alleged infringement of various Lemelson "machine-vision" and "auto ID" patents. In July 1999, the Company entered into an agreement with the Lemelson Foundation that settled all outstanding claims and grants the Company a license to use the Lemelson patents asserted against the Company.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

13. LITIGATION (CONTINUED)
    The Company and certain of its directors and officers have been named as defendants in three class action lawsuits filed in Federal District Court for the Central District of California in 1991. These suits seek unspecified but substantial compensatory and punitive damages for alleged intentional and negligent misrepresentations and violations of the federal securities laws in connection with the public offering of the Company's common stock completed in April 1991 and the redemption and conversion in June 1991 of the Company's 9% Convertible Subordinated Debentures due 2010. They also allege that the Company's projections for growth in fiscal 1992 were materially misleading. Two of these suits also named the Company's underwriters, Kidder, Peabody & Co. Incorporated and Montgomery Securities, as defendants.

    On March 31, 1997, the Court, on the Company and the individual defendants' motion for summary judgment, issued the following orders: (a) the motion for summary judgment was granted as to claims brought under Sections 11 and 12(2) of the Securities Act of 1933; (b) the motion was denied as to claims brought under
Section 10(b) of the Securities Exchange Act of 1934 and the Securities and Exchange Commission Rule 10b-5; and (c) the motion was granted as to the common law claims for fraud and negligent misrepresentation to the extent said claims are based on representations contained in the prospectuses and was denied in all other respects. The Court also granted the summary judgment motion brought by the underwriters. The plaintiffs' motion for reconsideration or certification of an interlocutory appeal of these orders was denied.

    On January 28, 1998, the Court decertified the class pursuing common law claims for fraud and negligent misrepresentation and granted the defendants' motion to narrow the shareholder class period to June 19, 1991 through October 21, 1991. Plaintiffs' motion for reconsideration or certification of an interlocutory appeal of these rulings was denied.


    On June 14, 1999, the Court approved a notice of the pendency of the class action and a proof of claim form for dissemination to class members. Such dissemination took place in June 1999. Trial is scheduled for April 25, 2000.


    Although the Company believes that the remaining claims alleged in the suits are without merit, the ultimate outcome cannot be presently determined. A substantial judgment or settlement, if any, could have a material adverse effect on the Company's results of operations, financial position or cash flows. No provision for any liability that may result upon adjudication of these matters has been made in the Consolidated Financial Statements.

14. EXECUTIVE AGREEMENT

    The Company entered into an executive agreement with Eric Lidow dated
May 15, 1991. The agreement set Mr. Lidow's annual salary at $500,000, granted the Board discretion to increase his salary and to pay him bonuses, and established a pension. Mr. Lidow's salary was increased in May 1992 to $550,000, in August 1994 to $632,500 and in July 1999 to $670,450. Mr. Lidow was not awarded a bonus in fiscal 1999. The agreement may be terminated by either party upon 90 days written notice.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

14. EXECUTIVE AGREEMENT (CONTINUED)

    Under the agreement, prior to its amendment described below, Mr. Lidow would have been entitled to begin receiving the pension payments when his employment with the Company ceased for any reason (except termination for cause). The pension would have been payable in annual installments, equal to the sum of 90% of his then current salary and the average of his prior three years' cash bonuses, if any. If Mr. Lidow's wife survived him, she would have received, for the remainder of her life, annual payments in an amount equal to two-thirds of the amount of the pension payment that would have been payable to Mr. Lidow. Before the amendments to the agreement described below, if Mr. Lidow had retired at fiscal 1998 year-end, the pension would have been equal to $821,250 per year for the remainder of Mr. Lidow's life and $547,500 per year for the remainder of Mrs. Lidow's life, if she had survived him. The Company had funded a trust to cover its liability for the pension based on actuarial assumptions established by PricewaterhouseCoopers LLP. However, the Company's actual liability for the pension in ensuing years could have been more or less than the funding depending upon whether actual events mirrored the actuarial assumptions.

    In fiscal 1998, the Company's Compensation Committee and Mr. Lidow renegotiated his executive agreement. The Compensation Committee then recommended adoption of the renegotiated agreement by the Board, which the Board approved. In taking these actions, the Compensation Committee and the Board considered, among other things, their and Mr. Lidow's desire to limit the sale of his shares of the Company's Common Stock to meet commitments and their concerns about the uncertainty of the Company's liability for the pension. In connection with the former consideration, the Company also made certain loans to Mr. Lidow, which have since been repaid. See Note 15 in the Notes to the Consolidated Financial Statements. The amendments to Mr. Lidow's agreement canceled all of the Company's obligations with respect to the pension. As consideration, the corpus of the trust of $8,096,663 was distributed to Mr. Lidow in several installments, $1,500,000 and $6,596,663 in fiscal 1998 and 1999, respectively. Based on actuarial analysis, the consideration was less than the amount needed to purchase the retirement benefit from a third party company. Mr. Lidow and his wife are not entitled to receive any additional pension payments under the agreement.

    The funding of the pension had been expensed in prior years, and the lump sum distribution did not trigger any further expense. Because Internal Revenue Code Section 162(m) imposes certain restrictions on the deductibility of non-performance based compensation in excess of $1,000,000, the Company was not able to deduct any compensation in excess of $1,000,000 paid to Mr. Lidow in fiscal 1998 and 1999.

15. RELATED PARTIES

    In June 1998, after discussing with Eric Lidow his desire to limit his sale of shares of IR Common Stock to meet commitments, the Board approved two unsecured loans to him aggregating $1,200,000, with interest at the annual rate of eight and one-half percent (8.5%). The first loan of $600,000 was made in June 1998 and the second loan, also for $600,000, was made in July 1998. Both loans were due December 31, 1998. Mr. Lidow repaid them with accrued interest of $23,497 on September 23, 1998. Contemporaneously with the approval of the loans, the Company amended his executive agreement. (See Note 14 in the Notes to the Consolidated Financial Statements).

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

15. RELATED PARTIES (CONTINUED)
    In May 1999, after considering the recommendation of the Chairman and Chief Executive Officers, the Board determined that the Company should implement a single CEO management structure. To effectuate this management change, the Company entered into an agreement with Dr. Derek B. Lidow on May 10, 1999 ("Agreement"), which provided for Dr. Lidow's resignation as Chief Executive Officer and as an employee of the Company. Under the terms of the Agreement, Dr. Lidow received a severance payment of $3,200,000 on June 15, 1999, a bonus of $100,000 for fiscal 1999 performance on August 13, 1999 and a grant of 200,000 stock options on June 14, 1999, which were fully vested, and which expire on June 13, 2009. The Agreement also provided for the immediate acceleration of the vesting of all of Dr. Lidow's outstanding unvested stock options and extended the period during which the options could be exercised. Under the Agreement, Dr. Lidow will provide consulting services to the Company for a period of two years for which he will be compensated $100,000 per quarter plus associated expenses.

    In connection with Dr. Derek B. Lidow's exercise of an option on June 23, 1999 to purchase 64,000 shares of the Common Stock of the Company, the Company had an outstanding receivable from Dr. Lidow for $597,694 at June 30, 1999, which was paid off on July 7, 1999.

    During fiscal year 1999, the Company paid $310,160 to the Law Offices of Janet K. Hart for legal and negotiation services rendered to the Company. Ms. Hart is the wife of Dr. Alexander Lidow.

16. RESTATEMENT

    As discussed in Note 1 in the Consolidated Financial Statements, Recent Accounting Pronouncements section, in fiscal 1999 the Company reported a non-cash, after-tax charge of $26.2 million associated with the early adoption of SOP 98-5, a required change in accounting practices for certain start-up and preoperating costs. Therefore, the six months ended December 31, 1998 have been restated to reflect the above charge.

17. ACQUISITION

    On January 28, 2000, the Company and Zing Technologies, Inc. ("Zing") announced that the Company agreed to acquire all the outstanding shares of Zing for a cash purchase price of $15.36 per share. Zing's wholly owned subsidiary and sole operating business, Omnirel LLC, supplies power semiconductor modules and components. The net cash purchase price (net of Zing Technologies, Inc.'s cash) for the transaction is $28.5 million. Net sales for the Omnirel LLC operating unit of Zing for the fiscal year ended June 30, 1999 were approximately $25 million. The Company commenced a cash tender offer in February and expects to complete the transaction in the quarter ended March 31, 2000.

              INTERNATIONAL RECTIFIER CORPORATION AND SUBSIDIARIES

            ALL INFORMATION SUBSEQUENT TO JUNE 30, 1999 AND FOR THE

            SIX MONTHS ENDED DECEMBER 31, 1998 AND 1999 IS UNAUDITED

18. QUARTERLY FINANCIAL DATA (UNAUDITED)

    Summarized quarterly financial data is as follows (in thousands except per share amounts):

                                                               NET
                                                          INCOME (LOSS)
                                                NET        PER COMMON                    LOSS PER
                                               INCOME      SHARE-BASIC                    COMMON                    NET
                                               (LOSS)      AND DILUTED                  SHARE DUE                  INCOME
                                               BEFORE        BEFORE       CUMULATIVE        TO                     (LOSS)
                                             CUMULATIVE    CUMULATIVE      EFFECT OF    CUMULATIVE                  PER
                                             EFFECT OF      EFFECT OF     ACCOUNTING    EFFECT OF                  COMMON
                                   GROSS     ACCOUNTING    ACCOUNTING     CHANGE, NET   ACCOUNTING   NET INCOME    SHARE-
                       REVENUES    PROFIT      CHANGE        CHANGE         OF TAX        CHANGE       (LOSS)     DILUTED
                       --------   --------   ----------   -------------   -----------   ----------   ----------   --------
FISCAL 1998
1st Quarter..........  $133,111   $44,951      $ 6,095       $ 0.12              --           --      $  6,095     $ 0.12
2nd Quarter..........   144,622    47,850        6,699         0.13              --           --         6,699       0.13
3rd Quarter..........   140,376    44,514        3,284         0.06              --           --         3,284       0.06
4th Quarter..........   133,782    38,849          397         0.01              --           --           397       0.01
FISCAL 1999
1st Quarter..........  $127,493   $36,210      $    34       $ 0.00        $(26,154)      $(0.50)     $(26,120)    $(0.50)
2nd Quarter..........   132,837    36,153       19,794         0.38              --           --        19,794       0.38
3rd Quarter..........   137,550    39,881        4,004         0.08              --           --         4,004       0.08
4th Quarter..........   147,491    39,748       (3,456)       (0.07)             --           --        (3,456)     (0.07)
FISCAL 2000
1st Quarter..........  $152,239   $48,219      $ 5,129       $ 0.10              --           --      $  5,129     $ 0.10
2nd Quarter..........   171,098    58,202       12,384         0.23              --           --        12,384       0.23

------------------------

    The results, as noted above, for the first quarter in fiscal 1999 differ from those previously reported on Form 10-Q for that quarter, due to the adoption of SOP 98-5. No changes were made to the remaining fiscal 1999 quarters due to immateriality.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                8,000,000 SHARES

                      INTERNATIONAL RECTIFIER CORPORATION

                                  COMMON STOCK

                                     [LOGO]

                                     ------

                              P R O S P E C T U S

                                          , 2000

                                   ---------

                              SALOMON SMITH BARNEY
                               J.P. MORGAN & CO.
                         BANC OF AMERICA SECURITIES LLC
                               GRUNTAL & CO., LLC

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The estimated expenses of the Company in connection with the issuance and distribution of the shares of common stock being registered hereby are as follows:



                                                               AMOUNT
EXPENSES                                                        PAID
--------                                                      --------
SEC Registration Fee........................................  $ 94,942
NYSE Fee....................................................    31,000
PSE Fee.....................................................     7,500
Printing Expenses...........................................   150,000
Legal Fees and Expenses.....................................   100,000
Transfer Agent and Registrar Fees...........................    10,000
Accountants' Fees and Expenses..............................    75,000
Blue Sky Fees and Expenses..................................     5,000
Miscellaneous fees and expenses.............................   326,558*
                                                              --------
TOTAL.......................................................  $800,000
                                                              --------


------------------------


* Includes certain expenses of the Selling Stockholder to be paid by the Company.



ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS


    As permitted by Section 145 of the General Corporation Law of Delaware, our bylaws provide for indemnification of our directors, employees and agents against expenses (including attorneys' fees) and other amounts paid in settlement actually and reasonably incurred by them in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the company), in which any such person was or is a party or is threatened to be made a party. However, indemnification is only permitted if
(a) such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interest and (b) with respect to any criminal action or proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In the case of an action or suit by or in the right of the company, we may not indemnify such person in respect of any claim, issue or matter as to which he has been adjudged liable for negligence or misconduct in the performance of his duty to us, unless and only to the extent the court in which such action or suit was brought or the Court of Chancery determines that such person is fairly and reasonably entitled to indemnity for such expenses as such court may deem proper. In each case, indemnification will be made only upon specific authorization of a majority of disinterested directors, by written opinion of independent legal counsel or by the stockholders, unless the director, officer, employee or agent has been successful on the merits or otherwise in defense of any action or suit, in which case he will be indemnified without such authorization. Our bylaws (a) require us to pay the expenses incurred by a director or officer in defending or investigating a threatened or pending action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon our receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he is not entitled to indemnification and
(b) permit us to advance such expenses to other of our employees and agents upon such terms and conditions specified by our board of directors. The advancement of expenses, as well as indemnification, pursuant to our bylaws, is not exclusive of any other rights which those seeking indemnification or advancement of expenses from us may have.

    Our certificate of incorporation eliminates personal liability of our directors to us or our stockholders for monetary damages for breach of fiduciary duty as director, except for:

    (a) any breach of the duty of loyalty to us or our stockholders;

    (b) acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law;

    (c) liability under Section 174 of the Delaware General Corporation Law relating to unlawful dividends and stock repurchases; or

    (d) any transaction from which the director derived an improper personal benefit.

    Our bylaws permit us to purchase and maintain insurance on behalf of our directors, officers, employees or agents against liability asserted against such person in any such capacity, whether or not we would have the power to indemnify him or her against such liability under the provisions of our bylaws. However, we maintain liability insurance providing coverage only with respect to claims made against officers and directors as to which they are entitled to be indemnified by us.

    We have a policy of directors and officers liability insurance which insures our directors and officers against the costs of defense, settlement or payment of a judgment under specified circumstances.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


       EXHIBIT
         NO.                              ITEM                            INCORPORATION BY REFERENCE
---------------------   -----------------------------------------  -----------------------------------------
           1            Form of Underwriting Agreement.
           4            Amended and Restated Rights Agreement      Form 10-K for Fiscal Year Ended June 30,
                        between International Rectifier            1999, Commission File No. 1-7935
                        Corporation and ChaseMellon Shareholder
                        Services, LLC, dated as of December 15,
                        1998
           5            Opinion of O'Melveny & Myers LLP
                        regarding the securities
        23(a)           Consent of O'Melveny & Myers LLP
                        (included in their opinion filed as
                        Exhibit 5)
        23(b)           Consent of Independent Accountants
                        (PricewaterhouseCoopers LLP)
         *24            Powers of Attorney (included on the
                        signature pages hereto)


------------------------


*   Previously filed.


ITEM 17. UNDERTAKINGS

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933 (the "Securities Act") each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

    (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (i) The undersigned Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon II-2 Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

       (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California on the 7th day of March, 2000.


                                                       INTERNATIONAL RECTIFIER CORPORATION

                                                       By:  /s/ MICHAEL P. MCGEE
                                                            -----------------------------------------
                                                            Michael P. McGee
                                                            EXECUTIVE VICE PRESIDENT AND
                                                            CHIEF FINANCIAL OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                  SIGNATURE                                   TITLE                         DATE
                  ---------                                   -----                         ----
               /s/ ERIC LIDOW*                        Chairman of the Board         March 7, 2000
    ------------------------------------
                 Eric Lidow

            /s/ ALEXANDER LIDOW*                Director, Chief Executive Officer   March 7, 2000
    ------------------------------------
               Alexander Lidow

           /s/ ROBERT J. MUELLER*              Director, Executive Vice President   March 7, 2000
    ------------------------------------
              Robert J. Mueller

             /s/ DEREK B. LIDOW*                            Director                March 7, 2000
    ------------------------------------
               Derek B. Lidow

              /s/ GEORGE KRSEK*                             Director                March 7, 2000
    ------------------------------------
                George Krsek

             /s/ JACK O. VANCE*                             Director                March 7, 2000
    ------------------------------------
                Jack O. Vance

                  SIGNATURE                                   TITLE                         DATE
                  ---------                                   -----                         ----
             /s/ ROCHUS E. VOGT*                            Director                March 7, 2000
    ------------------------------------
               Rochus E. Vogt

            /s/ DONALD S. BURNS*                            Director                March 7, 2000
    ------------------------------------
               Donald S. Burns

            /s/ JAMES D. PLUMMER*                           Director                March 7, 2000
    ------------------------------------
              James D. Plummer

             /s/ MINORU MATSUDA*                            Director                March 7, 2000
    ------------------------------------
               Minoru Matsuda


*By:              /s/ MICHAEL P. MCGEE*
             -------------------------------
                    Michael P. McGee